Form 20-F
period 2024-09-30
WF International Ltd.
filed 2025-02-18
CIK 1979610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended September 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-42452

WF International Limited

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

(Address of Principal Executive Offices)

Ke Chen

Tel: +86 (28) 86210882

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

Email: ir@wf-cdintel.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.000001 per share*	WXM	The Nasdaq Stock Market LLC

*The Registrant has applied to list its ordinary shares on the Nasdaq Capital Market under the symbol “WXM” and the application is pending approval.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2024 was: 5,500,000 ordinary shares, par value $0.000001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

WF INTERNATIONAL LIMITED

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“Cayman”	The Cayman Islands
“China” or “PRC”	The People’s Republic of China. The term has a correlative meaning. When used in the case of laws, regulations and rules, “China” or the “PRC” refers to only such laws, regulations and rules of mainland China. When used in the case of government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of “China”, “PRC”, or “Chinese”, it refers to only such government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of mainland China.
“Code”	The United States Internal Revenue Code of 1986, as amended
“CSRC”	The China Securities Regulatory Commission
“Exchange Act”	The Securities Exchange Act of 1934, as amended
“HVAC”	Heating, ventilation, and air conditioning
“Nasdaq”	Nasdaq Stock Market LLC
“ordinary shares”	Our ordinary shares, par value $0.000001 per share
“PCAOB”	The Public Company Accounting Oversight Board
“RMB” or “Renminbi”	Legal currency of China
“PFIC”	A passive foreign investment company
“SEC”	The United States Securities and Exchange Commission
“Securities Act”	The Securities Act of 1933, as amended
“Shanyou HK”	Shan You International Group Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of WF.
“Shanyou HVAC”	Chengdu Shanyou HVAC Engineering Co., Ltd., a PRC limited liability company and wholly owned subsidiary of Sichuan Shanyou.
“Sichuan Shanyou” or “WFOE”	Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Shanyou HK
“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States

“We,” the “Company”, “our company” or “WF”	WF International Limited, a Cayman Islands holding company
“WF Nevada”	WF International Nevada LLC, a limited liability company organized under the laws of the State of Nevada, which is wholly owned by WF

Our functional currency is the Renminbi. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated, with respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from RMB to U.S. dollars are made at RMB7.0176 to US$1.00, the rate published by the Federal Reserve Board on September 30, 2024. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

Our fiscal year end is September 30. References to a particular “fiscal year” are to our fiscal year ended September 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

We obtained the industry, market and competitive position data in this annual report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. None of the independent industry publications used in this annual report were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report, and risks due to a variety of factors, including those described under “Item 3. Key Information – D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This annual report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

We have filed a registration statement on Form F-1 (Registration No. 333-275382) (as amendment, the “Registration Statement”) for an initial public offering of our ordinary shares. The Registration Statement was declared effective on December 20, 2024. In connection with the initial public officering, we have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “WXM.” As of the date of this annual report, our listing application has not been approved by Nasdaq, and we have not completed the initial public offering and our ordinary shares are not yet trading on the Nasdaq Capital Market. This annual report on Form 20-F shall not constitute an offer to sell or the solicitation of an offer to buy our ordinary shares, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our ability to secure tender contracts;

●	our ability to accurately estimate project duration and costs;

●	our ability to manage fluctuations in revenue and profit margins;

●	our ability to mitigate customers’ financing challenges;

●	our ability to compete effectively;

●	our ability to collect full payments from customers;

●	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our ability to reduce reliance on major suppliers and subcontractors;

●	our dependence on key personnel;

●	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

●	changes in technology and competing products;

●	general economic and political conditions, including those related to the HVAC services industry;

●	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity;

●	fluctuations in foreign currency exchange rates; and

●	other factors in the “Item 3. Key Information – D. Risk Factors” section in this annual report.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This annual report contains certain data and information that we obtained from various Chinese government and private publications. Statistical data in these publications also include projections based on a number of assumptions.

In addition, the new and rapidly changing nature of the display panel industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

WF International Limited (“WF,” collectively with its consolidated subsidiaries, the “Company,” “we,” “us,” “our” or similar terminology) is a holding company and an exempted company under the laws of the Cayman Islands with no material operations of its own. As a holding company with no material operations of its own, WF conducts substantially all of its operations through our subsidiaries established in mainland China, primarily Shanyou HVAC, which started its business in Chengdu, China in 2009. See “Item 4. Information on the Company - A. History and Development of the Company” for more details.

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The PRC government’s significant discretion and authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause our securities to significantly decline in value or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Cash and Other Assets Through Our Organization

Transfer of Funds and Other Assets

Within our direct holding structure, the cross-border transfer of funds from WF to its PRC subsidiaries is permitted under laws and regulations of the PRC currently in effect. Specifically, WF is permitted to provide funding to its PRC subsidiaries in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements in China. There are no quantity limits on WF’s ability to make capital contributions to its PRC subsidiaries under the PRC law and regulations. However, the PRC subsidiaries may only procure shareholder loans from overseas shareholders in an amount equal to the difference between their respective registered capital and total investment amount as recorded in the Chinese Foreign Investment Comprehensive Management Information System or three times of its net assets, at the discretion of such PRC subsidiary.

There were no funds transfer between our Cayman Islands holding company and our subsidiaries, or among our PRC subsidiaries during the fiscal years ended September 30, 2024, 2023 and 2022. The transfer of funds between our PRC subsidiaries are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. We have relied on the opinion of our PRC counsel, Yuan Tai Law Offices, that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries.

We currently do not have cash management policies that dictate how funds are transferred between our Cayman Islands holding company and our subsidiaries. Our subsidiary, Shanyou HVAC, has maintained cash flow management policies. Each transfer of cash within our subsidiary, Shanyou HVAC, is subject to internal approvals from at least two manager-level personnel, including submitting supporting documentation (such as payment receipts or invoices), reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

The PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us or our subsidiaries to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent the cash maintained in our bank accounts in mainland China from leaving mainland China, could restrict deployment of the cash into the business of our subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, and our subsidiaries, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.”

Dividend Distribution to U.S. Investors and Tax Consequences

We have not previously declared or paid any cash dividend, dividend in kind or distributions, and have no plan to declare or pay any dividends or distributions in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. For more information, see “Item 8. Financial Information–8.A. Consolidated Statements and Other Financial Information-Dividends.”

WF’s ability to pay dividends, if any, to its shareholders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. These reserves are not distributable as cash dividends. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to WF. See “Item 4. Information on the Company - Regulations - Regulations on Dividend Distributions”. See also “Item 3 - 3.D. Risk Factors – Risks Related to Doing Business in China - We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 7.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. If certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. If we fail to comply with such requirements and satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders. We cannot assure you, in light of such requirements relating to the convertibility of Renminbi into foreign currencies, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC.

The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

Effect of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”), which was signed into law on December 18, 2020, requires a foreign company to submit that it is not owned or manipulated by a foreign government or disclose the ownership of governmental entities and certain additional information, if the PCAOB is unable to inspect completely a foreign auditor that signs the company’s financial statements. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the Company’s securities will be prohibited from trading on a national exchange.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA. Such final rules establish procedures that the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” (a registrant identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction) and (ii) prohibiting the trading of an issuer that is a Commission-Identified Issuer for three consecutive years under the HFCAA. The SEC began identifying Commission-Identified Issuers for the fiscal years beginning after December 18, 2020. A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended, for example, September 30, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended September 30, 2022.

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list did not include YCM CPA Inc., our current auditor. Our auditor, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and MOF, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong without any limitations on scope. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

These developments could add uncertainties to the trading of our securities, including the possibility that the SEC may prohibit trading in our securities if the PCAOB cannot fully inspect or investigate our auditor and we fail to appoint a new auditor that is accessible to the PCAOB and that Nasdaq can delist our ordinary shares, if our ordinary shares are then trading on Nasdaq.

If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange.

For details on the effects of HFCAA on us, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Regulatory Developments

The PRC government has initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) which became effective in 2008 and amended and put into effect as from August 1, 2022 (the “Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and amended on September 19, 2018, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State Council. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Opinions. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As official guidance and related implementation rules on these opinions have not been issued yet, the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China- Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.”

On December 28, 2021, the Measures for Cybersecurity Review (2021 Version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 Version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. We have relied on the opinion of our PRC counsel, Yuan Tai Law Offices, that as a result of: (i) we do not hold personal information on more than one million users in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities, we are not required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021 Version).

As advised by our PRC legal counsel, Yuan Tai Law Offices, the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means and excluding anonymized information. The Personal Information Protection Law provides that a personal information processor could process personal information only under prescribed circumstances such as with the consent of the individual concerned and where it is necessary for the conclusion or performance of a contract to which such individual is a party to the contract. If a personal information processor shall provide personal information to overseas parties, various conditions shall be met, which includes security evaluation by the national network department and personal information protection certification by professional institutions. The Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

On February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) together with five guidelines, which became effective on March 31, 2023. The Trial Measures lay out the filing regulation arrangement for both direct and indirect overseas listing by PRC domestic companies, and clarify the determination criteria for indirect overseas listing in overseas markets. Any future securities offerings and listings outside of mainland China by our Company, including but not limited to, follow-on offerings, secondary listings and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures. As the Trial Measures were newly published and there is uncertainty with respect to the filing requirements and their implementation, we cannot be sure that we will be able to complete such filings in a timely manner, or at all. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China - Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Permits and Permission Required from the PRC Authorities for Our Operations and Securities Offerings

Currently, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include Business License, Safety Manufacturing License and Construction Industry Enterprises Qualification Certificate.

As of the date of this annual report, WF and its PRC subsidiaries are not subject to permission requirements from the CSRC, the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of its PRC subsidiaries’ operations. Furthermore, as of the date of this annual report, apart from the filing of our initial public offering with the CSRC in compliance with the Trial Measures, which the CSRC has completed and published on its website on April 2, 2024, we and our PRC subsidiaries, (i) are not required to obtain permissions from the PRC authorities, including the CSRC or the CAC, to offer securities to investors; and (ii) have not received or were denied such permissions by any PRC authority. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we and our PRC subsidiaries are required to obtain approvals in the future.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our ordinary shares. WF is a holding company with substantial all of its operations in China and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair our business operations through our subsidiaries in China.

Summary of Significant Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

●	The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

●	To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering or future financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditor. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Failure to secure tender contracts could materially adversely affect our operations and financial results.

●	Error or inaccurate estimation of project duration or costs may result in substantial loss or adversely affect our revenue and profitability.

●	Our revenue and profit margin are subject to fluctuations driven by various factors and our past revenue and profit margin may not be indicative of our future financial performance.

●	Some of our major customers require access to substantial financing. Their failure to obtain adequate financing in a timely manner could affect our financial performance and condition.

●	We may not be able to receive the full amount due from customers for our work.

●	Over reliance on our major suppliers and subcontractors may adversely affect our business operation in the event of supply chain disruptions.

●	Unsatisfactory performance by our subcontractors or the unavailability of subcontractors may adversely affect our operations and profitability.

●	We have identified a material weakness in our internal controls over financial reporting. If we do not adequately remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.

Risks Related to Ownership of our Ordinary Shares

We face risks related to our ordinary shares, including, but not limited to, the following:

●	An active trading market for our ordinary shares may not develop.

●	Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities.

●	The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

●	Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares.

●	Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

Risks Related to Doing Business in China

The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) PRC domestic companies, directly and (ii) indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form”. The Trial Measures requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (2) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in the previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Overseas Filing, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

Based on the advice of our PRC counsel, Yuan Tai Law Offices, as our PRC subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal year ended September 30, 2023, and the key components of our operations are carried out in the PRC, our initial public offering will be considered an indirect offering and we are subject to the filing requirements under the Trial Measures. As of the date of this annual report, we have completed the filing for our initial public offering with the CSRC in compliance with the Trial Measures.

The Trial Measures may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Trial Measures on a timely basis, or at all. Failure to receive clearance of the filing requirements under the Trial Measures may materially delay the progress of the offering of our ordinary shares, or even completely hinder our ability to offer or continue to offer our ordinary shares.

Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers or any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and substantially all of our revenues are sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity.

In July 2021, the PRC government provided new guidance on China-based companies raising capital outside of China, including through VIE arrangements. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations.- If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our ordinary shares, may also be adversely affected.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our ordinary shares may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

Our PRC Subsidiaries are subject to various PRC laws, rules and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve with little advance notice, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business, impede our ability to continue our operations and reduce the value of your investment in WF.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. The enacted version of the Regulations on Network Data Security was promulgated in September 2024 and came into force as from January 1, 2025. The enacted version required that if a network data processor carries out network data processing activities that affects or may affect national security, it shall conduct a national security review in accordance with relevant state regulations, and emphasized special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs. We believe, based upon the opinion of our PRC counsel, none of the Company or any of its PRC subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure because none of the Company or any of its PRC Subsidiaries is engaged in important public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology and industry, as well as other important network facilities, information systems that may seriously endanger national security, national economy and people’s livelihood. Additionally, none of the Company or any of its PRC Subsidiaries is an “online platform operators” controlling personal information of more than one million users under the Cybersecurity Review Measures because our business operations do not involve collecting personal information. Therefore, we are not subject to the Measures for Cybersecurity Review and are not required to pass the security evaluation organized by the CAC and the compliance with such regulation will not materially impact our business operations. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the cybersecurity review and subject us to fines or penalties for non-compliance.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. As advised by our PRC counsel, Yuan Tai Law Offices, the Trial Measures require us to complete the filing with the CSRC for our initial public offering, and the CSRC must have concluded the filing procedure and published the filing results on the CSRC website, prior to the completion of our initial public offering in accordance with the requirements under the Trial Measures. As of the date of this annual report, we have completed the filing for our initial public offering with the CSRC in compliance with the Trial Measures and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on April 2, 2024. However, if the CSRC later determines that the disclosures in our filing for the initial public offering are inadequate or not in full compliance with its requirements or standards, we may face fines and penalties imposed by the CSRC. There is no assurance that the PRC government will not take additional actions to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise money.

To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

WF is an offshore holding company with no material operations of its own, which conducts substantially all of its operations through its operating subsidiaries established in the PRC. As of the date of this annual report, substantially all of our cash and assets are located in the PRC. No transfers, dividends or other distributions were made from our subsidiaries to our holding company or investors outside of the PRC during the fiscal years ended September 30, 2024 and 2023. The transfer of funds among PRC companies are subject to the Provisions on Private Lending Cases, which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not prohibit cash transfers among the PRC company’s subsidiaries. As of the date of this annual report, we have not been notified of any restrictions which could limit our PRC Subsidiaries’ ability to transfer cash to another PRC subsidiary. However, there are limitations on our ability to transfer cash between us and our U.S. investors where dividend distribution to our foreign investors shall be reviewed by a bank designated by SAFE that processes outward remittance of profits, including but not limited to the resolution of the board of directors of such PRC institution on distribution of profits, original tax recordation form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax recordation form with the actual remittance amount and remittance date of the profits. Upon review and approval by the designated bank, our WFOE in China may remit dividends to Shanyou HK, unless the PRC government temporarily introduces relevant policies that prevent WFOE from remitting dividends to Shanyou HK in a timely manner.

Based on the advice of our counsel as to Cayman Islands law, Maples and Calder (Hong Kong) LLP, there are no limitations imposed by Cayman Islands law on WF’s ability to transfer cash or pay dividends or other distributions in cash to shareholders, other than as set out under Item 8. Financial Information–8.A. Consolidated Statements and Other Financial Information-Dividends. Among WF and its subsidiaries, cash can be transferred from WF and its subsidiary, Shanyou HK as needed in the form of capital contributions or shareholder loans, as the case may be, to the PRC Subsidiaries as we are permitted under the PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We believe, as of the date of this annual report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Further, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

There can be no assurance that the PRC government will not intervene or impose restrictions in future on our ability to transfer or distribute cash within our PRC Subsidiaries or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

WF is a Cayman holding company limited by shares incorporated under the laws of the Cayman. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers and some of our directors, namely, Ms. Ke Chen, our Chief Executive Officer and director, Ms. Jing Zheng, our Chief Financial Officer, Ms. Ziyi Liu, our Chief Operating Officer and our directors, Ms. Siqi Chen and Ms. Xiaoyuan Zhang, reside within mainland China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “—Risks Related to Ownership of our Ordinary Shares —You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman holding company.

Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.

On February 17, 2023, the CSRC published the Trial Measures, which became effective on March 31, 2023. The Trial Measures lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in mainland China appointed by the issuer and such filing obligation shall be completed within three business days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing should include at least the following: report, commitment from issuer and securities company, the resolutions, shareholding structure chart and control structure chart, the information of issuer and intermediary project team members, Chinese legal opinion and commitment of Chinese counsel, the Prospectus, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable).

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (4) if, the domestic enterprise is being investigated according to law due to suspected crimes or major violations of laws and regulations, and there is no clear conclusion; (5) if there are material ownership disputes over the equity of the controlling shareholder or shareholders controlled by controlling shareholders and actual controllers. The Trial Measures defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

Any future securities offerings and listings outside of mainland China by our Company, including but not limited to follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Administration for Market Regulation ( the “SAMR”), in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target, while under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review. Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to SAMR merger control review. As a result, many of the transactions we may undertake could be subject to SAMR merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If the practice of SAMR and MOFCOM remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We have notified substantial beneficial owners of our shares who we know are PRC residents of their filing obligation, and are aware that all substantial beneficial owners have completed the necessary registration with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and who participate in any share incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of share options and the purchase or sale of shares and interests. In the event we adopt an equity incentive plan, our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan will be subject to these regulations when our company becomes an overseas listed company upon the completion of our initial public offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

WF is an offshore holding company conducting its operations in China through our PRC subsidiaries. We may make loans to PRC subsidiaries subject to the approval from or filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our subsidiaries in China.

Any loans to our WOFE in China, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOE in China to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprise or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our WFOE, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. Since SAFE Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to PRC subsidiaries in or future capital contributions by us to our WFOE in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

We rely on dividends and other distributions on equity paid by our subsidiaries for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. The laws, rules and regulations applicable to our PRC subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of September 30, 2024, 2023 and 2022, these restricted net assets are the paid-in-capital and statutory reserves of Shanyou HVAC, which amounted to approximately $2.1 million, $2.0 million and $1.9 million, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Limitations on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

Our PRC subsidiary primarily generates all of its revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use its Renminbi revenues to pay dividends to us through the WFOE. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by the SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our WFOE to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008 and were last amended on December 29, 2018, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by individuals or foreign enterprises, the determining criteria set forth in SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income, and our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. The tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Item 4. Information on the Company - A. History and development of the company-Regulations— Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and/or SAT Circular 37. For transfer of shares in our company that do not qualify for the public securities market safe harbor by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

All of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC and/or transfer cash out of China to pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. In addition, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our ordinary shares in foreign currency terms.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China (the “PBOC”), changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of December 2020, the value of the Renminbi appreciated by approximately 5.10% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the RMB against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, our ordinary shares in U.S. dollar may be adversely affected. We may not be able to pay dividends in U.S. dollar to our shareholders. Appreciation of RMB to U.S dollar will result in exchange loss, while depreciation of RMB to U.S dollar will result in exchange gain.

Failure to pay the social insurance premium and housing provident funds for and on behalf of our employees in accordance with the Labor Contract Law or comply with other related regulations of the PRC may have an adverse impact on our financial conditions and results of operation.

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance and housing provident fund. The amounts of our contributions for our employees under such benefit plans are calculated based on certain percentage of salaries, including bonuses and allowances, up to a maximum amount specified by the local government from time to time at locations where we operate. In the fiscal years ended September 30, 2024, 2023 and 2022 and up to the date of this annual report, our operating PRC subsidiary, Shanyou HVAC, had not made full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations. As of the date of this annual report, we have not received any notice from the local authorities or any claim or request from the relevant employees that require us to make payments or impose upon us administrative penalties for insufficient contributions. We have made aggregate provisions of approximately $0.1 million, $0.1 million and $0.1 million in our consolidated statements of operations and comprehensive income (loss) for the shortfall in our social insurance and housing provident fund contributions for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Pursuant to relevant PRC laws and regulations, the under-contribution of social insurance within a prescribed period may subject us to a daily overdue charge of 0.05% of the delayed payment amount. If such payment is not made within the stipulated period, the competent authority may further impose a fine of one to three times of the overdue amount. Pursuant to relevant PRC laws and regulations, if there is a failure to pay the full amount of housing provident fund as required, the housing provident fund management center may require payment of the outstanding amount within a prescribed period. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. We cannot assure you that the relevant government authorities will not require us to pay the outstanding amount within a prescribed time and impose late charges or fines on us, which may materially and adversely affect our business, financial condition and results of operations.

Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditor. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit shares of such company from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. Our auditor, ZH CPA, LLC, is headquartered in Denver, Colorado, and is neither headquartered in China nor Hong Kong. Additionally, it was not identified in this annual report as a firm subject to the PCAOB’s determination.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, trading in our ordinary shares, following completion of our initial public offering and listing on Nasdaq, may be prohibited under the HFCA Act if the PCAOB later determines that it cannot inspect or investigate our auditor completely, and as a result Nasdaq may determine to delist our ordinary shares.

In addition, the Consolidated Appropriations Act, which was enacted on December 29, 2022, amends the HFCA Act by decreasing the number of non-inspection years from three years to two.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our initial public offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ordinary shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This annual report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price of our ordinary shares.

Risks Related to Our Business and Industry

Our business relies on successful tenders and any failure of ours to secure tender contracts could materially adversely affect our operations and financial results.

We acquire most of our business through the tender process. There always is a risk that we may not succeed in tendering for new projects or there is a significant reduction of new projects we plan to bid in the future. As such, the number and scale of HVAC installation projects awarded to us and the amount of revenue derived from such projects may vary significantly from period to period. If our projects decrease significantly in the future, our revenue will decrease accordingly. In that event, our operations and financial condition would be adversely affected. Moreover, there is no assurance that the terms and conditions of our future projects would be comparable to our existing projects or our tenders would be selected by customers. In a competitive tendering process, we may have to lower our service fees or offer more favorable terms to our customers in order to increase the competitiveness of our tenders. If we are unable to control our costs accordingly and maintain our competitiveness, our results of operations would be adversely affected.

Additionally, most of our customers have maintained an evaluation system to ensure that the service providers meet certain standards in management, industry expertise, financial capability, reputation and regulatory compliance which may change from time to time. After passing our customer’s prequalification review, we become a candidate supplier for the customer. We participate in the tendering process by either open or invited tender. There is no assurance that we will continue to meet our customers’ tendering requirements in the future and in which case we may not be granted new projects and our business operations, financial condition and results of operations may be adversely affected.

As part of our strategy to expand our customer base and lessen our customer concentration, we have been adjusting our project selection strategy to increasingly weigh in customer base diversification and have been expending our efforts in exploring and securing projects from new customers through participation of competitive tendering. Such efforts, however, may negatively affect our tender success rate as we increase our tendering frequency and respond to tender invitations from customers that we may have no prior business relationship. There is no assurance that we could achieve the same or higher tender success rate in the future as we did in the past. It may be difficult to forecast the volume of our future business based on our historical tender success rates.

Error or inaccurate estimation of project duration or costs may result in substantial loss or adversely affect our revenue and profitability.

Our HVAC installation and maintenance projects are normally awarded through a competitive tendering process. We determine a tender price by estimating our costs under the project duration as specified in the tender invitation documents. There is no assurance that tenders submitted by us would contain no mistake and error. Such mistakes and errors may be in the form of inaccurate estimation, oversight of important tender terms, inadvertent typographical errors, errors in calculations, etc. In case of projects awarded to us on terms based on our mistakes or errors in the submitted tender, we may be bound by the contract to undertake the project with consequential loss.

Despite our efforts of controlling potential increase in our costs by taking into account certain amount estimated for material price increase when quoting, inaccurate estimation on project schedule, project costs and technical difficulties in our tender preparation process may result in cost overruns when we actually execute the awarded project. In some cases, customers may request variation in the scope of work which is to be accepted on the basis that the respective variation orders are agreed upon. Therefore, it is crucial for us to estimate and control our costs accurately in each project. Many factors will affect the time taken and the costs actually involved in completing projects undertaken by us, such as shortage and cost escalation of labor and materials, adverse weather conditions, variations to the construction plans instructed by customers, stringent technical requirements, threatened claims and material disputes with main contractors, subcontractors and suppliers, accidents, and changes in the government’s policies. Other unforeseen problems or circumstances may also occur during project execution. If any of such factors arises and remains unresolved, completion of our project works may be delayed, or we may be subject to cost overruns or our customers may even be entitled to unilaterally terminate the contract.

As an HVAC service provider, we primarily target customers in the real estate industry. A property development project may be delayed because of delays from obtaining specific permits or approvals from relevant agencies or authorities of the government, significant changes to architectural or layout designs of the property, changes in construction or time-to-market schedule of the property developer and other factors that are exogenous to us which may result in extension of our project timeframe or delay in our project commencement or completion time. Failure to complete our contracted HVAC installation work according to specifications and quality standards may result in disputes, contract termination, liabilities or lower-than-anticipated returns on the project concerned. Such delays or failure to complete or unilateral termination of a contract by customers may cause our revenue or profitability to be lower than we originally expected. We cannot guarantee that we will not encounter cost overruns or delays on our current and future projects. If such cost overruns or delays occur, we may experience increases in costs exceeding our budget or be required to pay liquidated damages, hence reduction in or elimination of the profits on our contracts.

Also, our revenue is recognized on the percentage of completion method, and billing is based on progress claims based on contractual terms. A delay or extension of a project will therefore affect our billings, revenue, operational cash flows and financial performance. We may also experience a significant drop in revenue and profit or even a loss in a given period if our projects are subject to significant delay in commencement or completion, or our project execution timeframe is significantly extended. We could be required to pay our suppliers and subcontractors notwithstanding the delay in the project if the purchase orders have been fulfilled and therefore affecting our operational cash flows. Project delays may also result in conflict of schedules with other project execution and direct labor allocation, where we may have to engage additional subcontractors to supplement such shortage of direct labor which may adversely affect our profit margin.

Our major customers account for a substantial portion of our total revenue.

Our dependence on a small number of major customers poses a significant risk to our business operations and financial performance. In the fiscal years ended September 30, 3024, 2023 and 2022, our top three customers accounted for approximately 51.2%, 49.2% and 74.7% of our total revenue, respectively. While we have entered into strategic cooperation agreements with some of these customers, they are under no obligation to continue providing us with business in the future, and the level of business may not be comparable to that in the past, if at all.

If any of our major customers were to reduce the number or size of projects awarded to us or terminate their business relationship with us, and if we fail to secure new contracts of comparable size from other customers as replacement, our business operations and financial performance may be materially and adversely affected. Additionally, if any of our major customers were to experience liquidity problems resulting in delays or defaults in settling progress payments, it could have a significant negative impact on our cash flows and financial condition.

Some of our major customers require access to substantial financing. Their failure to obtain adequate financing in a timely manner could severely adversely restrict their ability to complete existing projects, expand their business, or meet their payment obligations to us, thereby could affect our financial performance and condition.

As an HVAC service provider, we primarily target customers in the real estate industry. These real estate developer customers operate in capital intensive business. Until recently, the real estate development companies in China have funded their operations primarily through bank borrowings, proceeds from sales, and pre-sale of properties from their real estate projects, as well as proceeds from the issuance of equity and debt securities. They obtained commercial bank financing for their projects through credit lines extended to them on a case-by-case basis. The ability of the real estate development companies to secure sufficient financing for land use rights acquisition and property development and repayment of their existing onshore and offshore debt obligations depends on a number of factors that are beyond their control, including lenders’ perceptions of their creditworthiness, sufficiency of collateral, if any, market conditions in the capital markets, investors’ perception of their securities, the PRC economy, and PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers.

Since 2003, PRC commercial banks have been prohibited, under the guidelines of the PBOC, from advancing loans to fund the payment of land use rights by the real estate development companies. Significant cash flow is generated through pre-sale, subject to government restrictions. In particular, PRC regulations on the pre-sale of properties generally provide that the proceeds from the pre-sale of a real estate project may only be used for the construction of such project. Any additional potential government restrictions on pre-sale could significantly increase the financing needs of our real estate customers. Moreover, the ability to move cash through inter-company transfers or transfer funds from onshore subsidiaries to offshore parent companies is limited by PRC government regulations, restricting the use of excess cash resources in one subsidiary to fund the obligations of another subsidiary or offshore parent company. In addition, reserve requirements applicable to PRC commercial banks generally limit, and any increases in such reserve requirements could further limit, the amount of commercial bank credit available to businesses in China, including our real estate customers.

Furthermore, various other PRC regulations restrict the ability to raise capital through external financing and other methods, including, without limitation, the following:

●	Real estate customers cannot borrow from a PRC bank for a particular project if they do not have the land use rights certificate for that project.

●	Uncompleted residential units in a project cannot be pre-sold by real estate customers prior to achieving certain development milestones specified in related regulations.

●	Real estate customers cannot borrow from a PRC bank for a particular project unless they fund at least 35% of the total investment amount of that project from their own capital.

●	Property development companies are strictly restricted from using the proceeds from a loan obtained from a local bank to fund property developments outside the region where that bank is located.

●	PRC banks are prohibited from accepting properties that have been vacant for more than three years as collateral for loans.

On February 13, 2017, the Asset Management Association of China issued the Administrative Rules for the Filing of Private Equity and Asset Management Plans by Securities and Futures Institutions No. 4 - Investment in Real Estate Developers and Projects by Private Equity and Asset Management Plans, or Rule 4. Rule 4 provides that the Asset Management Association of China will temporarily suspend accepting any private equity and asset management plan which makes a direct or indirect investment in any ordinary residential property project located in specified cities where the property prices are considered to have risen too fast, including Beijing, Shanghai, Guangzhou, Suzhou, Tianjin, Wuhan, Zhengzhou, Jinan, and Chengdu (where the Company operates). In addition, a private equity and asset management plan may not be used to finance any real estate developer, whether in the form of bank entrusted loans, trust plans, or transfers of beneficial interests in assets, for the purpose of acquiring land use rights or supplementing working capital.

On August 20, 2020, PBOC and Ministry of Housing and Urban-Rural Development, or the MOHURD, jointly held a conference with 12 major real estate development companies in China. At the conference, PBOC and MOHURD proposed a pilot plan to regulate the financing activity of real estate development companies which has been followed since. The pilot plan sets three goals for real estate development companies: the debt asset ratio will not exceed 70% after deducting advance proceeds from projects sold; net debt to equity ratio will not exceed 100%; and the ratio of the balance of cash and cash equivalent to short-term borrowings will be at least 1. Based on the number of goals completed, the upper limit of the annual growth rate of interest-bearing liabilities of a real estate development company varies from 5% to 15%.

On December 28, 2020, PBOC and China Banking and Insurance Regulatory Commission, or CBIRC, collectively issued the Notice on the Establishment of a Concentration Administration System for Real Estate Loans from Banking Financial Institutions, or 2021 Notice, which took effect on January 1, 2021. The 2021 Notice divides all Chinese-funded banks into five (5) levels and sets a different limitation on banks in different levels to provide real estate loans. For example, the amount of outstanding real estate loans of a bank in Level 1 must not account for more than 40% of its total outstanding RMB loans, while the amount of outstanding real estate loans of a bank in Level 5 must not account for more than 12.5% of its total outstanding loans denominated in RMB.

The aforementioned government measures significantly impacted the real estate market in the past year. For example, a few real estate developers, such as China Evergrande Group, Kaisa Group Holdings Ltd., and Yango Group Co., have experienced decreasing transaction volumes in the Chinese residential real estate market, closing of certain financing opportunities, and significant challenges and pressure on short-term liquidity in 2021. The crisis has also led to notable bankruptcies, with China’s largest developer, Country Garden, projecting a loss of up to $7.6 billion for the first half of the year 2023, causing investor concerns about potential loan defaults. China Evergrande filed for U.S. bankruptcy in August 2023 while restructuring its debt, having defaulted on a massive $300 billion debt in 2021, signaling early trouble in the real estate sector. It cannot be assured that the PRC government will not adopt additional and more stringent industry policies, regulations, and measures in the future, nor can it be assured when or whether the existing policies and regulations will be eased or reversed, or otherwise enhanced to some extent in their implementations. If the policies remain unchanged or become more restrictive, they may continue affecting the growth rate of the Chinese residential real estate market, some of which may cause a decline in transaction volumes and average selling prices, prevent developers from raising the capital they need, increase developers’ costs to start new projects, and increase the burdens on developers to secure financing on favorable terms or at all. In addition, the slowdown of China’s economic growth as well as the housing market may result in banks and other financial institutions becoming more cautious in their lending activities, and therefore adversely impact the ability to secure financing for our real estate customers. As a result, the business and results of operations of our customers may be materially and adversely affected.

There can be no assurance that the internally generated cash flow and external financing of our customers will be sufficient for them to meet their contractual and financing obligations in a timely manner. Due to the current measures imposed by the PRC government (as well as other measures that may be imposed in the future) which limit the access to additional capital for our customers, as well as restrictions imposed on their conduct under existing debt arrangements, there can be no assurance that they will be able to obtain sufficient funding to finance intended purchases of land and land use rights and complete their projects. If any of our major customers experience difficulties in obtaining sufficient funds for its projects, they may reduce the number or size of projects awarded to us or terminate their business relationship with us, and if we fail to secure new contracts of comparable size from other customers as replacement, our business operations and financial performance may be materially and adversely affected. Additionally, if any of our major customers were to experience liquidity problems resulting in delays or defaults in settling progress payments, it could have a significant negative impact on our cash flow and financial condition.

Our revenue and profit margin are subject to fluctuations driven by various factors, including but not limited to, variation orders, and our past revenue and profit margin may not be indicative of our future financial performance.

For the fiscal years ended September 30, 2024, 2023 and 2022, our revenue amounted to approximately $15.5 million, $15.3 million and $11.3 million, respectively, while our gross profit amounted to approximately $2.9 million, $3.1 million and $1.4 million (representing gross profit margin of approximately 18.6%, 20.2% and 12.5%, respectively). We generated net income of approximately $1.0 million and $1.5 million for the fiscal year ended September 30, 2024 and 2023 (representing net profit margin of approximately 6.2% and 9.9%) and net loss of approximately $4,000 for the fiscal year ended September 30, 2022 (representing net loss margin of approximately 0.0%), respectively.

Given the nature of our business, our revenue and profit margin are inherently subject to fluctuations driven by the number, size and types of projects we worked on during a given year, the nature of services involved and their respective stage of completion (which affect the timing of recognition of our revenue). Since we secure our projects mostly through competitive tendering, the tender strategy we adopt for different projects (including our targeted profit margin) and the amount of work performed for these projects for a given year would affect our overall profit margin from year to year.

We may also encounter unforeseen business and operational needs or other unanticipated developments which may be beyond our control and that may result in increase in our expenses and may adversely affect our profit margin and financial position. As we have become a public company, we will also continue to incur additional legal, compliance, accounting, and other expenses that we did not incur as a private company, which may increase our operating costs.

Regardless, the trend of our historical financial information is a mere analysis of our past performance only and does not have any positive implication or may not necessarily reflect our financial performance in the future which will depend on our capability to secure new business opportunities and to control our costs. Profit margins of our projects may fluctuate from project to project due to factors such as the amount of labor and subcontracting services required, the complexity of technical requirements of our works, our bidding strategy and the competitive bidding environment from time to time.

Our ability to achieve or maintain profitability is also affected by market developments and competition. There is no assurance that the number of HVAC services projects in Chengdu and Sichuan region will not decrease in the future. For instance, an economic downturn in southwestern part of China where we concentrate our services may hold up construction plans in the region. Further, there is no assurance that increasing industry competition will not occur in the property development market which may drive down profit margin of downstream supply-side stakeholders such as suppliers and service providers to property developers, or that competition and downward pricing pressure in the HVAC installation services market will not intensify. Therefore, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during fiscal years ended September 30, 2024 and 2023. Our financial condition may be adversely affected by any significant decrease in our revenue and profit margins.

We may not be able to receive the full amount due from customers for our work. If the warranty deposit is not paid to us in full as a result of disputes over our work done, our liquidity position may be adversely affected.

In our construction projects, our customers often withhold 3% to 10% of the contract value as warranty deposit until the end of the warranty period. Once the warranty period ends, the warranty deposit is released to us. Any amount required to perform the warranty services exceeding the warranty deposit is our responsibility to cover, and thus may cause an adverse impact on our financial condition. Additionally, there is no assurance that the warranty deposits will be paid by our customers to us in full at the end of the relevant warranty period. Failure to receive the full amount due from our customers as a result of disputes over our works performed may have an adverse effect on our results of operation, financial position and liquidity position.

Over reliance on our major suppliers and subcontractors may adversely affect our business operation in the event of supply chain disruptions.

We work closely with our major suppliers to ensure smooth business operations. For the fiscal years ended September 30, 2024, 2023 and 2022, 38.9%, 28.2% and 58.9% of our total purchase for equipment and material was allocated towards purchasing equipment from Toshiba. We take pride in our wholesale distributor qualification status obtained from Toshiba. However, our wholesale distributor contract with Toshiba is subject to early termination if we fail to maintain a certain level of sales performance.

We have not entered into any long-term agreements with our suppliers of HVAC systems or subcontractors. Therefore, we cannot guarantee the stability or quality of the materials, consumables, or subcontracting services from our existing suppliers. If any of our major suppliers cease to operate, we may be forced to find alternative sources, which could impact on our profitability and financial performance. We are developing plans to prepare for any potential disruptions of our supply chain, including, without limitation, developing long-term agreements, improving supplier management and communication, and developing contingency plans for suppliers. However, there is no assurance that we can source from alternative suppliers at similar costs and quality levels.

We rely on third-party subcontractors to perform the installation work for our contracts, under our management and supervision. If a subcontractor is unable to deliver its services according to the negotiated terms for any reason, including the deterioration of its financial condition, we may suffer delays and be required to purchase the services from another source at a higher price or incur other unanticipated costs. This may reduce the profit to be realized, or result in a loss, on a contract.

Unsatisfactory performance by our subcontractors or the unavailability of subcontractors may adversely affect our operations and profitability.

We engaged subcontractors as our labor and installation team. For the fiscal years ended September 30, 2024, 2023 and 2022, subcontracting fees incurred by us amounted to approximately $1.7 million, $1.6 million and $1.6 million, respectively. There is no assurance that we would be able to monitor the performance of these subcontractors as directly and efficiently as with our own staff. In addition, our inability to hire qualified subcontractors could hinder our ability to complete a project within the prescribed deadline.

Outsourcing exposes us to risks associated with non-performance, delayed performance or substandard performance by subcontractors or third parties. Accordingly, we may experience deterioration in quality or delay in the completion of our projects. We may also incur additional costs due to delays or a higher price for sourcing the subcontracting services if our subcontractors are in default. We are usually liable for our subcontractors’ default. We may face claims arising from latent defects caused by our subcontractors which we did not discover in the past. These events may have a negative impact on our profitability, financial performance and reputation, as well as result in litigation or damages claims.

Our subcontractors may be exposed to charges in relation to violation of safety, environmental or employment laws and regulations which may affect their renewal of relevant licenses or may even lead to revocation of their licenses. If this happens during our project execution, we may have to appoint another subcontractor for replacement and additional time and costs may be incurred.

If our subcontractors violate any laws, rules or regulations in relation to health and safety matters, we may sometimes be subject to prosecutions as primary defendant by relevant authorities. In addition, we may not be able to engage suitable subcontractors for our new projects in the future. We have not entered into any long-term service agreement with our subcontractors. Our existing subcontractors have no obligation to accept our proposed engagement in the future. If we fail to engage suitable subcontractors to meet our project needs and requirements, our operations and financial position will be adversely affected.

We may be liable to compensate our customers for losses and expenses incurred as a result of our failure to complete work on time.

Our customers normally require us to complete our work within a specified period of time or in accordance with their project schedule. If we fail to do so, we may be liable to compensate our customers at a specified rate on a daily basis unless an extension of time is agreed with our customers.

There is no assurance that such project delays will not happen in the future. Any failure in the completion of a project within the requisite timeframe, whether or not caused by us, could result in us being held liable to pay significant amount of compensation, or in the least harm our reputation in the industry and hinder our ability to win future business. Consequently, our reputation, business and financial performance could be adversely affected.

Personal injuries, property damage or fatal accidents may occur if safety measures are not followed at the construction sites.

In the course of our operations, we require our employees and subcontractors (including their employees) to adhere to and implement all the safety measures and procedures as stipulated in our work and safety policy. However, we cannot guarantee that our employees or subcontractors will not violate the applicable laws, rules or regulations. If any such employees or subcontractors fail to comply with our safety measures at the construction sites, personal injuries, property damage or fatal accidents may occur. These may adversely affect our financial position to the extent not fully recoverable from our and our subcontractors’ insurance policies. As of the date of this annual report, we have not incurred any accidents or property damages that will have a material impact on our operation.

We depend on key management and technical personnel.

Our success and growth depend on our ability to identify, hire, train and retain suitable, skilled and qualified employees, including management and technical personnel with the requisite experience or industry expertise. If any key personnel, such as members of our management team or technical staff, were to cease working with us in the future and we are unable to find suitable replacements in a timely manner, there could be an adverse impact on our business, results of operation and profitability of our business.

We are subject to credit risk in respect of our services and other receivables and we may experience delays or defaults in collecting our receivables.

We face credit risk in relation to our services and other receivables, which may result in delays or defaults in receiving payment. Our customers normally make payments within 30 days when we reach certain billing stages specified in the contracts, such billing stages include but not limited to signing of the contracts, place of purchase orders, arrival of equipment or proportional equipment installation completed. However, due to the COVID-19 lockdown policy implemented in China, some of our customers have delayed payments, and we have extended payment deadlines by three months or less. As of September 30, 2024, our accounts receivable exclusive of allowance for credit losses was approximately $2.2 million, and as of December 31, 2024, approximately $1.0 million of this amount remained unpaid. There is no assurance that our customers will settle their invoices promptly and in full. Moreover, our customers may hold a certain percentage of each payment made to us as warranty deposit, depending on the contract terms. It is possible that such warranty deposit may not be released by our customers to us on a timely basis or in full, which could have a significant impact on our cash flow and working capital.

In the event of delayed or defaulted payment or retainage receivables not being released as scheduled, our cash flow and working capital may be materially and adversely affected. We are taking steps to manage these risks proactively, including incorporating advance payment terms into contracts with our customers, maintaining close communication with our customers, and taking necessary actions to recover outstanding payments. We are also exploring alternative funding options to support our working capital needs. Nonetheless, difficulties in collecting a significant portion of our services and other receivables could also materially and adversely affect our financial position and cash flow.

It is not uncommon in our industry to have project related disputes and litigation. Our performance may be adversely affected by such disputes and litigation.

It is not uncommon in our industry to have project related disputes and litigation. We may be in disputes with our customers, subcontractors, materials suppliers, workers and other parties in connection with our projects for various reasons. Such disputes may be in connection with late completion of works, delivery of substandard works, personal injuries or labor compensation in relation to the works.

The handling of contractual disputes, litigation and other legal proceedings may sometimes involve a high degree of our management’s attention and input. Handling of legal proceedings and disputes can be both costly and time-consuming and may significantly divert the efforts and resources of our management. As of the date of this annual report, we are not in material dispute with any of our major customers or major suppliers.

Our performance depends on the amount of the construction projects in China, particularly in Sichuan Province.

Our operations are heavily concentrated in Sichuan Province. The future growth and profitability of the HVAC services industry in this region is heavily dependent on the availability of construction projects. The availability of such projects is subject to a range of factors, including the general economic conditions in Sichuan Province, land supply policies, and the investment plans and strategies of property developers.

If there is a change in the Chinese government’s land supply policy, it could impact property development plans and land acquisition strategies of property developers, which, in turn, could impact the demand for HVAC services in the region. Such a scenario could have an adverse effect on our operations and profitability.

We acknowledge the potential risks posed by these external factors and are taking proactive steps to mitigate them. We are closely monitoring market trends and policy changes that could affect our business, and we are diversifying our service offerings to reduce our dependence on any one sector or geographic region. Despite these efforts, there can be no assurance that external factors beyond our control will not have a material adverse effect on our operations and profitability.

Our performance is susceptible to fluctuations in China’s real estate market and frequent changes in government measures aimed at China’s real estate sector.

Our current primary customers are property development companies that offer high-end fully furnished homes in China. Therefore, our business depends substantially on conditions in China’s real estate sector. The number of permanent urban residents has grown steadily in recent years. However, the growth of residential real estate market is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s real estate sector are caused by economic, social, political, environmental and other factors. Any severe or prolonged slowdown in China’s real estate sector may materially and adversely affect our customers investment in real estate development and scale of construction activities for new residential property development. To the extent fluctuations in China’s real estate sector adversely affect investment on real estate development, our financial condition and results of operations may be materially and adversely affected.

The real estate industry in China is also affected by shifts in government regulations on real estate sector, often aimed at controlling real estate prices. In the past, PRC governmental authorities issued a series of restrictive rules to regulate the Chinese real estate market, such as limiting the number of properties a household can purchase, restricting access to mortgages, implementing taxes on property transactions, and restricting debt financing to real estate developers. However, starting from 2023, PRC governmental authorities began to ease restrictive rules and implement measures to stimulate the Chinese real estate market, such as facilitating greater access to credit and funding for real estate developers without discrimination, reducing mortgage interest rates, lowering down payments for home buyers, and relaxing restrictions on secondhand housing sales and purchases. Some local governments also introduced policies such as “determination based on property ownership in the region instead of overall mortgage record” for first-time home buyers, aiming at simplifying the criteria for obtaining first-home loans. Despite these encouraging policies, we cannot rule out the possibility of future restrictive measures by the PRC government, potentially leading to lower growth rates in the real estate sector. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased investment in real estate that may result from government policies.

Our business and prospects are dependent on and may be adversely affected by the investments in the PRC property markets, particularly in Chengdu.

Our business and prospects depend on the investments in the PRC property market. The investments in property markets may be affected by local, regional, national and global factors, including economic and financial conditions, speculative activities in local markets, demand for and supply of properties, investor confidence, availability of alternative investment choices for property buyers, inflation, government policies, interest rates and availability of capital. Any market downturn in China generally or in cities in which we have or expect to have operations may materially and adversely affect our business, financial condition, and results of operations. Moreover, any oversupply of properties or potential decline in demand for or prices of properties in these cities could also have a material adverse impact on us. In particular, the PRC property market is affected by the recent slowdown of China’s economic growth. There have been increasing concerns over the sustainability of the real estate market growth in China. Any slowdown in the PRC’s economic development could lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of homes. To the extent any fluctuations in the Chinese economy significantly affect homebuyers’ demand or change their spending habits, the continued investments in property markets may be materially and adversely affected. The PRC’s economy also faces challenges in the short to medium term. Continued turbulence in the international markets and prolonged declines in consumer spending, including home purchases, as well as any slowdown of economic growth in China, may adversely affect our performance and financial condition.

Our backlog is subject to unexpected fluctuations, adjustments, cancellations and does not include the full value of our long-term maintenance contracts, and therefore, may not be a reliable indicator of our future earnings.

Backlog may not be a reliable indicator of our future performance. We cannot guarantee that the revenue projected in our backlog will be realized or profitable. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time with respect to contracts reflected in our backlog that could reduce the dollar amount of our backlog and the revenue and profits that we actually earn. Many of our contracts have termination rights, therefore, project terminations, suspensions or scope adjustments may occur from time to time with respect to contracts in our backlog. Finally, poor project or contract performance could impact our backlog and profits.

Competitive landscape and external factors may adversely affect our business operations and profitability.

Our business operates in a highly competitive environment within the HVAC services industry in China. Some of our competitors have greater resources and may be better positioned than us, with better financing capabilities, more advanced technical expertise, and greater market share. In addition, new participants may enter the industry provided they have the necessary skills, industry knowledge, capital, and regulatory approvals.

This increased competition may result in lower operating margins and loss of market share, which could have an adverse effect on our profitability and operating results. We recognize the potential risks posed by this competitive landscape and are taking proactive measures to stay ahead of the competition. These include investing in research and development to improve our technical capabilities, enhancing our customer service offerings, and exploring opportunities to expand our service offerings to differentiate ourselves from our competitors. We are also focused on maintaining a strong financial position and actively managing our costs to remain competitive in pricing. While we believe that our strategic initiatives will help us to remain competitive, there can be no assurance that we will be successful in doing so, and competition may continue to have a material adverse effect on our business, financial condition, and operating results.

Rising costs of construction workers and shortage of labor may increase our costs and affect our performance.

HVAC installation and maintenance work is generally labor-intensive in nature. However, the HVAC services industry in China is suffering from skilled workers shortage. The increasing aging work force in China further exacerbates the lack of skilled talent. Over the past few years, labor costs in China have significantly increased. If labor costs in China keep increasing, our costs may increase significantly in the future, which could materially and adversely affect our business operations and financial conditions.

Moreover, there is no assurance that the supply of labor will be sufficient during the forthcoming years. All labor-intensive projects are more susceptible to labor shortage, and our subcontracting fees including labor costs of our subcontractors may escalate. If there is a significant increase in the costs of labor and we have to retain our labor (likewise our subcontractors retain their labor) by increasing their wages, our staff cost, and subcontracting cost will increase and thus lower our profitability. On the other hand, if we or our subcontractors fail to retain our existing labor or recruit sufficient labor in a timely manner to cope with our existing or future projects, we may not be able to timely complete our projects, resulting in liquidated damages and financial losses.

Failure to maintain qualifications and standards for second-level professional contractor status will impact our business operations.

As a second-level professional contractor for construction and installation engineering, we are obligated to maintain certain qualifications and standards set forth by certain qualification standards set by the Chinese government for construction companies to operate legally and engage in construction activities in China. Failure to comply with these standards could result in the loss of our qualifications, including our second-level professional contractor status. Our current qualification standards include meeting the net asset requirements of at least RMB10 million yuan, having a team of key personnel with specific qualifications and experience, and demonstrating successful engineering performance with qualified engineering quality.

If we fail to maintain any of these qualification standards, we could lose our second-level professional contractor status and be unable to bid on certain projects or receive certain government contracts, which could have a material adverse effect on our business operations and financial performance. There can be no assurance that we will be able to maintain our qualifications. Any failure to do so could have a significant negative impact on our business and financial results. See “See “Item 4. Information on the Company - A. History and Development of the Company-Regulations – Regulations Relating to HVAC Construction and Services” for details.

The engagement of subcontractors to address accident-related damage risks entails potential joint liability if the subcontractor is unable to cover compensation for claims, which could have adverse effects on our business, operations, and profitability.

We engage in contracts with subcontractors to mitigate risks associated with accident-related claims. These contracts stipulate that subcontractors assume responsibility for any claims arising from accidents or damages that may occur during the installation process. The provisions outlining the subcontractors’ liability for construction accidents are enforceable for all parties involved in the contract.

As advised by our PRC counsel, Yuan Tai Law Offices, according to the “Regulations on Safety Production Management of Construction Projects,” contracting and subcontracting parties bear joint liability for ensuring safety during project execution. Consequently, potential liability cannot be exempted through contractual agreements under the relevant statutes.

In the event that an accident-related claim is filed against both the subcontractor and us, and if the subcontractor lacks sufficient financial resources to fulfill the awarded damages, or if we are unsuccessful in pursuing our claim against the subcontractors, we will be held accountable for such claims. This situation could have an adverse impact on our business, operational results, and overall profitability.

We have identified a material weakness in our internal controls over financial reporting. If we do not adequately remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.

Prior to the effectiveness of our registration statement for our initial public offering, we have been a private company and were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed assessment of the effectiveness of our internal control over U.S. GAAP financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting. However, in the course of preparing and auditing our consolidated financial statements included in this annual report, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of and for the fiscal years ended September 30, 2024, 2023 and 2022. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to inadequate segregation of duties resulting from limited accounting staff and resources. As a company with limited accounting resources, a significant amount of management’s time and attention has been and will be diverted from our business to work toward compliance with these regulatory requirements. This diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations. The material weakness, if not timely remedied, may lead to material misstatements in our consolidated financial statements in the future.

As of the date of this annual report, we have taken the following measure to remediate the material weakness:

●	Appointed three independent directors who have extensive U.S public company experience.

●	Established an audit committee consisting solely of independent directors and strengthened corporate governance.

We also plan to remediate the material weakness through the following measures within one year from the completion of our initial public offering:

●	Establish internal audit function and developing accounting policies, manuals and closing procedures;

●	Enhance the established internal audit function by engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control;

●	Hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and

●	Implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; enhancing accounting policies, manuals and closing procedures to improve the quality and accuracy of our period end financial closing process.

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent or detect 100% of all errors and fraud that may occur. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the second fiscal year following our initial public offering. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act and become a “large accelerated filer” or an “accelerated filer” as such term is defined in Rule 12b-2 of the Exchange Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Ownership of our Ordinary Shares

An active trading market for our ordinary shares may not develop.

As of the date of this annual report, our listing application has not been approved by Nasdaq, and we have not completed our initial public offering and our ordinary shares have not commenced trading on the Nasdaq. Prior to the completion of our initial public offering, there has been no public market for our ordinary shares. There is no guarantee that Nasdaq, or any other exchange or quotation system, will permit our ordinary shares to be listed and traded and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of our initial public offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after our initial public offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

Nasdaq may apply additional and more stringent criteria for our continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Nasdaq might apply additional and more stringent criteria for our continued listing, which might cause delay or even denial of our listing application.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

After the completion of our initial public offering and the listing of our ordinary shares on Nasdaq, the trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us or our industry;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for health and wellness products;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares; and

●	negative publicity regarding Chinese listed companies.

●	sales or perceived potential sales of additional ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares.

In addition to the risks addressed above in “— The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors”, our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our ordinary shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our ordinary shares. In addition, investors in our ordinary shares may experience losses, which may be material, if the price of our ordinary shares declines after our initial public offering or if such investors purchase shares of our ordinary shares prior to any price decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of our initial public offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in our initial public offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. In connection with the initial public offering, we, each of our directors and officers and certain shareholders have agreed not to sell any ordinary shares for six months from the date of the closing of our initial public offering without the prior written consent of the representatives, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after our initial public offering or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional information — Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

The amended and restated memorandum and articles of association that we intend to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

Some provisions of our amended and restated memorandum and articles of association we intend to adopt in connection with our initial public offering may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our director and Chief Executive Officer has substantial influence over our company. Her interests may not be aligned with the interests of our other shareholders, and she could prevent or cause a change of control or other transactions.

As of the date of this annual report, Ms. Ke Chen, our director and Chief Executive Officer, beneficially owns 3,850,000 ordinary shares, approximately 70% of our outstanding ordinary shares. Upon the completion of our initial public offering, Ms. Chen will beneficially own approximately 56% of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or approximately 54% if the underwriters exercise their over-allotment option in full.

Accordingly, Ms. Chen could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Ms. Chen will also have the power to prevent or cause a change in control. Without the consent of Ms. Chen, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Ms. Chen could violate her fiduciary duties by diverting business opportunities from us to herself or others. The interests of Ms. Chen may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding Ms. Chen and her affiliated entity, see “Item 7. Major Shareholders and Related Party Transactions.”

We will be a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We expect that our director and Chief Executive Officer, Ms. Ke Chen will own a majority of our ordinary shares following the completion of our initial public offering. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our Chief Executive Officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our directors must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm the trading price of our ordinary shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

WF is a company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands holding companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolution passed by shareholders) or to obtain copies of the register of members of these companies. The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than 30% of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting, and put the resolutions so requisitioned to vote at such meeting. Advance notice of at least 5 clear days is required for the convening of a general meeting. A quorum required for a general meeting is the holders of one-third of the issued and outstanding share capital being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands holding company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. Specifically, Ms. Ke Chen, our Chief Executive Officer and director, Ms. Jing Zheng, our Chief Financial Officer, Ms. Ziyi Liu, our Chief Operating Officer, and our directors, Ms. Siqi Chen and Ms. Xiaoyuan Zhang are PRC nationals and all reside within mainland China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our securities.

We are exempted from certain corporate governance requirements of the Nasdaq Listing Rules by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of the Nasdaq Listing Rules. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);
●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or
●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Although we do not currently intend to rely on these “home country” exemptions, we may rely on some of these exemptions in the future. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Listing Rules.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our ordinary shares.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules once listed, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If a limited number of participants in our initial public offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your ordinary shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in our initial public offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the initial public offering, the underwriters were to determine that demand for our ordinary shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our ordinary shares affected (positively or negatively) by the limited availability of our ordinary shares. If this were to happen, investors could find our ordinary shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their share price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

WF is a Cayman Islands exempted company structured as a holding company and conduct our operations in China through its PRC subsidiary, Shanyou HVAC. Our principal executive offices are located at No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road, Chengdu, Sichuan, China 610041, and our telephone number is +86 (28) 86210882. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. We started our business in the HVAC services industry in June 2009 through Shanyou HVAC.

With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in January 2023 and completed it in May 2023.

On March 22, 2023, Shanyou HK was incorporated as a Hong Kong limited company and a wholly-owned subsidiary of WF. Shanyou HK is a holding company with no business operations. On April 28, 2023, Sichuan Shanyou was incorporated as a limited liability company under the laws of China and a wholly foreign-owned subsidiary of Shanyou HK. Sichuan Shanyou is also a holding company with no business operations.

In May 2023, Sichuan Shanyou acquired the 100% equity interest of Shanyou HVAC from the two shareholders of Shanyou HVAC, Ke Chen and Jinshan Yao.

In December 2023, we incorporated WF Nevada under the laws of the State of Nevada in the United States, as a wholly-owned subsidiary of WF, in connection with our plan to explore opportunities in the overseas market.

We are not operating in an industry that prohibits or limits foreign investment. As a result, as advised by our PRC counsel, Yuan Tai Law Offices, other than those requisite for a domestic company in China to engage in the businesses similar to ours, we are not required to obtain any permission from Chinese authorities including the CSRC, the CAC or any other governmental agency that is required to approve our operations. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

As of the date of this annual report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include Business License, Safety Manufacturing License and Construction Industry Enterprises Qualification Certificate. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission	Issuing Authority	Validity

Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd	Business License	Chengdu Market Supervision and Administration Bureau	Long term

Chengdu Shanyou HVAC Engineering Co., Ltd.	Business License	Chengdu Wuhou District Administrative Examination and Approval Bureau	Long term

	Safety Manufacturing License	Department of Housing and Urban-Rural Development of Sichuan Province	February 27, 2023 to February 27, 2026

	Construction Industry Enterprises Qualification Certificate	Department of Housing and Urban-Rural Development of Sichuan Province	Expiring on November 29, 2029

As advised by our PRC counsel, Yuan Tai Law Offices, except for the filing with the CSRC for our initial public offering as required by the Trial Measures, which was completed in April 2024, neither we nor any of our subsidiaries is currently required to obtain regulatory approval from Chinese authorities before listing in the U.S. under any existing PRC law, regulations or rules, including from the CSRC, CAC, or any other relevant Chinese regulatory agencies that is required to approve our operations in China. However, the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

The chart below summarizes our corporate structure as of the date of this annual report:

4B. Business Overview

WF is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts substantially all of its operations through its PRC subsidiaries, primarily Shanyou HVAC, which started its business in Chengdu, China in 2009.

We are principally engaged in the provision of supply, installation, fitting-out and maintenance services for HVAC system, floor heating systems and water purification systems. We have provided the supply, installation and fitting-out services for HVAC systems for large-scaled commercial projects consisting of offices, hotels, manufactures, airports and hospitals, such as the International Finance Square HVAC projects across China, Chengdu Vanke Charm City, Chengdu Raffles Plaza, Chengdu Yinshi Plaza, Chengdu Metro No. Ten Line, and Panzhihua Jinhai Hotel. We currently focus on serving commercial real estate development clients that offer high-end fully furnished homes and pursuing contracts for industrial projects.

Since 2017, we have diversified our range of services or products to encompass heating and water purification solutions. Our offerings now include sales, installation, maintenance, and/or services of HVAC systems, floor heating systems and water purification systems in the high-end fully furnished residential projects.

Notable projects we have undertaken include, but are not limited to, (i) installation of 1,585 Toshiba brand units for the Jibao Ling Yun Feng Ge project (a 7.2 acres real estate development project in Chengdu, China, offering fully furnished units); (ii) 46 Mitsubishi Electric brand units for the B3 Group Air Conditioning Project in Luhu Ecological City (a 1.33 acres real estate development project); (iii) 864 Toshiba brand air-conditioning units for the Y9 Group project (a 5.27 acres real estate development project); (iv) 692 Toshiba brand air-conditioning units and 692 Brolan brand fresh air units for the C13 Group Air Conditioning Project (a 4.0 acres real estate development project); (v) 431 Toshiba brand units for the C20 Group Air Conditioning Project (2.8 acres real estate development project); (vi) 608 Gree brand units and 608 Brolan brand fresh air units for the Guangming Rongfu Air Conditioning and Fresh Air Project (a 3.33 acres real estate development project); (vii) 625 Toshiba brand units for the Phase 1, Section 1 Project of Shoukai Yunzhuming Mansion (a 3.33 acres real estate development project); and (viii) HVAC services for 20,000 square meters with Gree brand units for the Chengdu Longguang Century Center project.

Our current primary focus is on collaborating with property development companies that offer high-end fully furnished homes and pursuing contracts for industrial projects. We provide these clients with comprehensive electromechanical solutions, including the provision of supply, installation, fitting-out and maintenance services, for HVAC systems, floor heating systems and water purification systems. This approach has positioned us as an integrated supplier of both electromechanical products and installation services. Generally, we do not keep any inventories as our materials and equipment are purchased and consumed on a project-by-project basis. Suppliers of goods and services to our company mainly include: (i) suppliers of equipment of air-conditioning, fresh air ventilation, floor heating systems and water purification systems and related materials; and (ii) suppliers of subcontract services on our equipment and materials. In executing our projects, we are generally responsible for the planning of the engineering works, arrangement of direct labor and subcontractors, sourcing of materials and equipment, work supervision and quality control, and ensuring compliance with the customers’ requirements. We primarily subcontract the installation and fitting-out works of HVAC systems to our subcontractors, and we rely on the expertise of our in-house project team to ensure work quality that meets customer expectations and prescribed timelines. Our in-house team oversees engineering quality, procures equipment and materials, communicates with clients, handles project settlement, and controls costs. Further details of our suppliers are set out in the paragraphs headed “—Our Suppliers”.

We are driven by an experienced management team. Led by our CEO, Ke Chen, our business operation has formed a strong customer base in Chengdu and has expanded to neighboring cities including Meishan City and Mianyang City in Sichuan Province, China. With the expansion of our customer base, the demand for our services has grown in recent years. We generate revenues primarily through contracting services consisting of sales of products and provision of services. During the fiscal years ended September 30, 2024, 2023 and 2022, our revenues were approximately $15.5 million, $15.3 million and $11.3 million, respectively. We generated net income of approximately $1.0 million and $1.5 million for the fiscal year ended September 30, 2024 and 2023 and net loss of approximately $4,000 for the fiscal year ended September 30, 2022.

Our Revenue Models

We provide comprehensive supply, installation, fitting-out, and maintenance services of HVAC systems, floor heating systems and water purification systems in commercial and residential markets.

We derive our income from three main sources: construction projects (including equipment sales and installation services), sale of products, and installation, maintenance and repair services. Our primary sales product is central air conditioning for commercial clients.

Projects

Our primary focus is providing equipment sales and installation services for HVAC systems in construction projects. We have also expanded our services to include installation and maintenance of floor heating systems and water purification systems. We are able to provide equipment sales and installation services for a variety of premises, including offices, hotels, hospitals, data centers, shopping malls, and educational institutions. Our projects usually consist of three main stages, including pre-sales, sales, and after-sales. During the pre-sales phase, we analyze customers’ actual and potential needs and customize system configuration plans based on their requirements. In the sales phase, we provide product installation services that meet customers’ design needs. During the after-sales phase, we offer maintenance services within the warranty period, leveraging on the warranty provided by products suppliers and subcontractors, if available.

●	HVAC Systems

Generally, an HVAC system, which stands for heating, ventilation, and air conditioning system, is a crucial component of any building’s infrastructure. It provides thermal comfort and acceptable indoor air quality, which is essential for maintaining a healthy and productive environment for building occupants. The function of HVAC systems primarily covers the air-conditioning which controls and maintains the temperature and humidity of air within buildings/spaces. The function of fresh air ventilation system regulates the inflow and outflow of air within buildings/spaces by channeling treated/filtered air into the buildings/spaces while extracting exhaust air out.

The design and installation of HVAC systems can have a significant impact on a building’s energy consumption, maintenance costs, and occupant comfort. Energy-efficient HVAC systems can reduce a building’s energy consumption and operating costs, which can result in long-term cost savings. Proper maintenance and regular servicing can also improve the lifespan and reliability of HVAC systems, minimizing the risk of unexpected breakdowns or malfunctions.

The main products used in our central air-conditioning projects include Toshiba central air conditioning, Johnson Controls York, and Gree air conditioning. Our primary focus is on serving the business-to-business market, with a focus on high-end real estate projects. We have established strategic partnerships with leading national real estate developers to provide centralized procurement services for 1-4 years, serving customers in the Southwest region of China. Our air-conditioning projects all together accounted for an aggregate of approximately 46.6%, 49.0% and 58.4%, respectively, of our total revenues for the fiscal years ended September 30, 2024, 2023 and 2022.

The main products for our ventilation projects include American Broan and Toshiba full heat exchangers. These products are specifically tailored to meet the needs of our commercial customers involved in various construction projects, such as shopping malls, office buildings, hospitals, and factories, and property developments where the decoration is uniformly done by the property developer. Our ventilation projects accounted for an aggregate of approximately 0.8%, 0.3% and nil, respectively, of our total revenues for the fiscal years ended September 30, 2024, 2023 and 2022.

●	Floor Heating and Water Purification Systems

We are the exclusive distributor for A.O. Smith (China) Water Heater Co. Ltd. (“A.O. Smith”)’s heating and water purification system engineering projects in the Sichuan region. Building upon our existing customer base in HVAC systems, we have successfully expanded our business horizontally by offering procurement and installation services for heating and water purification systems to these existing customers. This expansion allows us to cater to the diverse needs of our clients, providing comprehensive solutions for air conditioning, heating and water purification requirements. We are also working on expanding customer bases to include other commercial project contractors and owners. Our heating and water purification projects accounted for an aggregate of approximately 0.7%, 8.1% and 2.6%, respectively, of our total revenues for the fiscal years ended September 30, 2024, 2023 and 2022.

Product Sales

We also derive income from wholesale and retail sales of equipment, which include, but are not limited to, direct sales of air-conditioning products, air compressor equipment, water purification products and laundry machinery to high-end real estate developers, and customers not in real estate industry, such as schools, office building, canteen and factory, accounting for an aggregate of approximately 49.9%, 40.2% and 36.8% respectively, of our total revenues for the fiscal years ended September 30, 2024, 2023 and 2022.

Installation, Maintenance and Repair Services

We also provide standalone installation, maintenance and repair services. Our customers will provide us with the HVAC systems to be installed, maintained or repaired. Our installation, maintenance and repair services accounted for approximately 2.0%, 2.4% and 2.3%, respectively, of our total revenues for the fiscal years ended September 30, 2024, 2023 and 2022.

Customers

A strong and reliable customer base is crucial to our success. We attract customers through various channels, such as the tender process and referrals from our current clients. Over the years, we have built a robust brand image by constantly improving our service quality and established a devoted customer base through long-term cooperation.

Given our focus on servicing the real estate industry, our customer base is primarily composed of reputable state-owned enterprises, publicly listed companies, and highly regarded private enterprises that are involved in construction projects. As a result, the potential customer base of our company is limited. We have maintained a stable relationship with our major customers.

Our largest customer accounted for approximately 25.7%, 18.2%, and 50.9% of our total revenue for the fiscal years ended September 30, 2024, 2023 and 2022, respectively. Our three largest customers collectively represented approximately 51.2%, 49.2% and 74.7% of our total revenue for the fiscal years ended September 30, 2024, 2023, and 2022.

We acquire most of our business through the tender process. We participate in tendering through two methods: individual project tendering and joint procurement project tendering, depending on the scope and duration of the projects. During the fiscal years ended September 30, 2024, 2023 and 2022, 46.1%, 63.8% and 31.4%, respectively, of our revenue was derived from projects on an individual project tendering basis. During the fiscal year ended September 30, 2024, 2023 and 2022, 44.7%, 30.6% and 60.0%, of our revenue came from joint procurement project tendering, respectively.

●	For individual project tendering, we participate in the customer’s tendering process and provide sale of the equipment and/or installation services for the project upon winning the tender.

●	For joint procurement project tendering, the customer releases procurement orders for the next 2-3 years. We will obtain the brand-name manufacturer’s authorization to submit a joint tendering. After winning the tender, the brand-name manufacturer and the customer will sign a strategic cooperation agreement for the next 2-3 years which provides for the purchase of equipment at fixed prices during the term of the strategic cooperation agreement. We will sign sales and installation service contracts with the customer for specific projects for the next 2-3 years. We will also sign procurement contracts with manufacturers to fulfill the sales and installation operations.

After passing our customer’s prequalification review, we become a candidate supplier for the customer, increasing our opportunities to participate in projects given some projects only accept tenders from supplier who has passed the prequalification review.

Suppliers

We rely on two main types of suppliers for our operations. The first type consists of manufacturers of HVAC equipment, particularly air conditioning makers like Toshiba, and companies that provide environmental technology development and air purification equipment sales. We have established partnerships with leading brand manufacturers, including Carrier HVAC Operations (Shanghai) Co., Ltd. and Chengdu Jiulin Refrigeration Equipment Co., Ltd. Additionally, we work with companies that specialize in integrated solutions for comfortable smart home systems, such as Haoxiangjia Comfortable Smart Home Co., Ltd., and those that produce purification equipment for compressed air, such as Hangzhou Shanli Purification Equipment Co., Ltd. Our partnerships allow us to offer our clients a wide range of options for selecting HVAC systems for their facility. For the fiscal year ended September 30, 2024, we had two major suppliers accounting for approximately 33.4% and 21.5%, respectively, of our total purchase. For the fiscal year ended September 30, 2023, we had two major suppliers accounting for approximately 28.1% and 23.6%, respectively, of our total purchase. For the fiscal year ended September 30, 2022, we had one major supplier accounting for approximately 49.6% of our total purchases.

Subcontractors are also our suppliers. These subcontractors provide specialized services, such as installation, maintenance, and repair work. By partnering with these subcontractors, we are able to expand our capacity and offer a wider range of services to our clients. We carefully select our subcontractors based on their expertise, experience, and reputation in the industry. We conduct a thorough due diligence process to ensure that our subcontractors meet our high standards for quality and safety. Overall, we believe that utilizing subcontractors is a sound risk management strategy. See “Item 3. Key Information - D. Risk Factors—Risks Related to Our Business and Industry—The engagement of subcontractors to address accident-related damage risks entails potential joint liability if the subcontractor is unable to cover compensation for claims, which could have adverse effects on our business, operations, and profitability.” For the fiscal year ended September 30, 2024, we had two major subcontractors accounting for approximately 1.9% and 1.9% of our total purchases, respectively. For the fiscal year ended September 30, 2023, we had two major subcontractors accounting for approximately 3.2% and 2.5% of our total purchases, respectively. For the fiscal year ended September 30, 2022, we had two major subcontractors accounting for approximately 1.8% and 1.5% of our total purchases, respectively.

Overall, we are committed to maintaining strong partnerships with both our equipment manufacturers and subcontractors. We will continue to work with our existing suppliers, including subcontractors, and identify and secure new suppliers, to expand our supply base.

Marketing and Sales

We do not typically engage in extensive advertising efforts. Instead, we place a strong emphasis on building strong relationships with our clients and delivering high-quality services to meet their needs. Satisfied customers often refer us to their peers and share information with us on their upcoming projects, which allows us to stay well-informed and prepared to fulfil their needs for HVAC and other services.

By leveraging our existing customer base, we are able to develop long-term relationships with our clients that are built on trust and a deep understanding of their requirements. We strive to maintain open lines of communication with our clients to stay informed about their upcoming projects and provide them with customized solutions that meet their unique requirements. Our customer-centric approach has enabled us to establish a strong industry reputation and attract new business through word-of-mouth referrals and positive reviews from satisfied customers. The compensation package for our own sales teams includes fixed base salaries and bonuses based on their performance. We provide our sales teams with regular training and internally developed systems to assist them in becoming proficient and productive sales personnel.

As part of our growth strategy, we plan to invest a portion of the proceeds from our initial public offering into hiring more experienced sales professionals with deep knowledge of the HVAC services market. With a larger and more experienced sales team, we will be better equipped to compete with other HVAC system and service providers and expand our business.

Quality Control

As an HVAC systems and service provider, we understand the critical role that quality control plays in ensuring that our systems meet the highest standards for performance, reliability, and safety. To that end, we have established rigorous quality control processes throughout our design, installation, and maintenance operations. Overall, our focus on quality control is a key factor in our success as an HVAC systems and service provider.

Design Phase

Our quality control processes begin with the design phase, where we work closely with our clients to understand their specific needs and requirements. We adhere to industry best practices and guidelines to ensure that our designs are optimized for energy efficiency, comfort, and indoor air/water/heating quality. We also perform detailed quality reviews and testing to verify that our designs meet all relevant regulatory standards and codes for HVAC, water purification systems and floor heating systems.

Installation Phase

During the installation phase, we closely monitor every step of the process to ensure that our services are provided according to the highest standards of workmanship and safety. We work with qualified, experienced installation subcontractor teams who follow legal protocols and procedures to ensure that our systems are installed correctly and safely. Our clients conduct process inspections before each payment is made. All necessary tests done during the inspections are recorded and submitted to the Ministry of Housing and Urban-Rural Development for filing upon project’s completion.

Maintenance and Service Operations

Our commitment to quality control extends to our maintenance and service operations, which help to ensure that our systems are performing optimally and efficiently. Our after-sales service is fee-based and completed by experienced technicians who use advanced diagnostic tools to quickly identify and resolve any issues. Our focus on quality ensures that our clients are satisfied with the performance and reliability of the installed systems and our services.

Research and Development

Research and development are a core value that drives our commitment to innovation and continuous improvement. We strive to stay at the forefront of technology and develop innovative HVAC components and devices that enhance the performance, efficiency, and ease of installation of HVAC systems. We have obtained patents on the following technologies:

●	Mobile Infrared Positioning Wiring Device: A device used to accurately position and wire HVAC components using infrared technology.

●	Misaligned Drainage Guide for Air Conditioning Ducts: A component designed to guide condensation from air conditioning ducts away from the building or home in cases where the ducts are not installed in a straight line or are not level.

●	Hydraulic Lift for Air Conditioning Construction: A device used to lift and position heavy HVAC components, such as air conditioning units, in tight or difficult-to-reach spaces during installation or construction.

●	Central Air Conditioning Pipeline Clamp Component: A component used to securely clamp HVAC pipes in a central air conditioning system, reducing the risk of leaks or damage to the system.

●	Central Air Conditioning Condensate Pipe Hoisting Component: A component used to lift and position the condensate pipe in a central air conditioning system, ensuring that it is held securely in place and properly aligned to prevent leaks or damage.

●	Central Air Conditioning Flexible Hose Connection Device: A device used to connect flexible hoses in a central air conditioning system, ensuring that they are securely connected and properly aligned to reduce the risk of leaks or damage.

●	Central Air Conditioning Indoor Unit Limiting Hoisting Component: A component used to limit the height of the indoor unit of a central air conditioning system during installation or construction, ensuring that it is properly positioned and secured to prevent damage to the unit or the building.

●	HVAC Pipe Installation and Connection Equipment: An equipment used to ensure that the lifting height of both ends of the installation plate is consistent, when the HVAC pipe is installed horizontally; and when a tilt angle is required, the equipment supported and lifted respectively each end of the installation plate according to the required heights.

●	HVAC Pipe Installation Bracket with Dip Angle: A device used to install HVAC pipes with inclined angles, by adjusting the angle of the sleeve relative to the lifting plate using the angle adjustment mechanism attached to the bracket.

For more details on the patents, See “Business — Intellectual Property.”

We have engaged third party subcontractors to develop a BPM system to support our own supply chain, including procurement of equipment, materials, and subcontractors for installation. The BPM system was launched and has been fully used in our operations since June 2023.

Environmental Matters

Based on the nature of our business, we do not fall under high-risk or heavy pollution industries. As part of our commitment to environmental responsibility and sustainability, we have made it a priority to design our HVAC systems to be as energy-efficient and environmentally friendly as possible, while still meeting the specific requirements and preferences of our clients. We believe that it is our responsibility to offer HVAC solutions that not only meet our customers’ needs but also minimize their environmental impact. We offer energy-efficient options to help our customers reduce their energy consumption and carbon footprint. We believe we are in compliance with local laws and regulations governing environmental matters. We have not faced any environmental warning, investigations, disputes, claims, or proceedings, nor have we been punished by any government authorities of China.

Competition

We operate in a highly competitive landscape. Some of our competitors have established strong brand recognition and customer loyalty, while others may focus on specific niches or offer lower-priced solutions. We believe that our competitive advantage lies in our ability to offer tailored HVAC solutions that meet the unique needs and preferences of our clients while maintaining high standards of quality and environmental responsibility. We also strive to establish long-term relationships with our customers by providing ongoing maintenance and support services.

Our competitors mainly consist of local players in Sichuan Province, China, such as Sichuan Zhicheng Electromechanical Engineering Co., Ltd., which primarily caters to corporate customers in the central air conditioning market. They offer popular brands such as Gree, Daikin, and York. While Sichuan Zhicheng Mechanical and Electrical also offers firefighting and intelligent systems, they are not involved in the heating or water purification segments, where we plan to expand our presence.

However, we believe we effectively compete with our competitors in terms of the following principal competitive factors in our industry:

●	High-quality, energy-efficient, and eco-friendly HVAC systems

●	Comprehensive solutions catering to different customer needs and budgets

●	Skilled technicians and subcontractor teams for proper installation, maintenance, and repair

●	Use of new technologies to improve performance and energy efficiency

●	Investment in research and development for innovation

●	Strong relationships with long-term customers and suppliers

●	Compliance with environmental laws and regulations for safety and protection.

Through the above competitive factors, we are able to reach a broad consumer base and quickly respond to the competition from our competitors and market changes and disruptions caused by natural disasters, health epidemics and other outbreaks, such as changes caused by the COVID-19 pandemic.

Material Contracts

Set forth below is a summary of all material agreements to which we are a party entered into within the preceding three fiscal years, excluding the contracts entered into in the ordinary course of our business.

Air Conditioning Installation Project

Shanyou HVAC entered into a construction contract with a real estate development company on April 6, 2022, pursuant to which, Shanyou HVAC agreed to complete the air conditioning installation project initially by March 31, 2024 for a fixed price of RMB3.4 million (approximately $0.5 million), subject to adjustments to the completion date based on work progresses as determined by the customer. As of the date of this annual report, the project is targeted to complete by December 2025, based on the customer’s current work schedule. Shanyou HVAC agreed to compensate the customer 0.5% of the total contract price for each day of delay not caused by force majeure events. Shanyou HVAC also provided a performance bond in the amount of RMB101,000 (approximately $14,000) to the customer, which shall be returned to Shanyou HVAC upon completion of the project. The customer is entitled to withhold 5% of the total contract price for a warranty period of two years from the date that it delivers the completed real estate property units to the purchasers as a warranty deposit. Upon expiration of the warranty period, Shanyou HVAC is entitled to the refund of the warranty deposit upon the customer’s confirmation in writing that there are no quality issues and any related claims.

Procurement Contract for Air Conditioning Equipment

Shanyou HVAC entered into a procurement contract with a construction material distribution company on December 30, 2021 for approximately RMB29.8 million (approximately $4.1 million), pursuant to which, Shanyou HVAC agreed to supply air-conditioning equipment for the Luhu Ecological City project, subject to adjustments based on work progresses as determined by the customer. The customer is entitled to withhold 5% of the total contract price as a warranty deposit, for a warranty period of two years from the date that it delivers the completed real estate property units to the purchasers and completes the filing with the relevant government departments by the customer, as the real estate developer for the project. Upon expiration of the warranty period, Shanyou HVAC is entitled to the refund of the warranty deposit upon the customer’s confirmation in writing that there are no quality issues and any related claims.

Purchase Agreement with Toshiba Carrier Air Conditioning Sales (Shanghai) Co., Ltd.

Shanyou HVAC entered into a purchase agreement with Toshiba Carrier Air Conditioning Sales (Shanghai) Co., Ltd. (“Toshiba”) on May 9, 2022, pursuant to which, Shanyou HVCA purchased air conditioning related equipment from Toshiba in the amount of RMB12.7million (approximately $1.8 million). Toshiba agreed to provide warranties with terms ranging between two (2) years to ten (10) years, for various parts, free of charge for quality related maintenance needs, including parts replacements.

Procurement Contract for Multi-line Air Conditioning Equipment

Shanyou HVAC entered into a procurement contract to supply air-conditioning equipment to a construction material distribution company on July 6, 2023 for approximately RMB36.8 million (approximately $5.1 million), subject to price adjustments based on actual products supplied and accepted as determined by the customer. The customer is entitled to withhold 3% of the total contract price as a warranty deposit, for a warranty period of two years from January 20, 2026. Upon expiration of the warranty period, Shanyou HVAC is entitled to the refund of the warranty deposit upon the customer’s confirmation in writing that there are no quality issues and any related claims. Shanyou also agreed to provide 2% of the total contract price for the benefit of the customer as a performance bond within 30 days of the effective date of the agreement. Shanyou HVAC agreed to pay 30% of the contract price to the customer in the event of non-performance of the agreement, breach resulting in the termination of the agreement, or its unilateral termination of the agreement.

Seasonality

The provision and installation of HVAC systems are in constant demand throughout the year due to the essential need for heating, ventilation, and air conditioning in both residential and commercial buildings. While there may be variations in the level of demand throughout the year, such as higher demand for cooling in the summer and heating in the winter, the need for HVAC systems is not limited to any particular season. Additionally, regular maintenance and repair further contribute to a steady demand throughout all seasons. As a result, we have consistently experienced a stable demand for our services, with minimal seasonal fluctuations.

Competition

We operate in a highly competitive landscape. Some of our competitors have established strong brand recognition and customer loyalty, while others may focus on specific niches or offer lower-priced solutions. We believe that our competitive advantage lies in our ability to offer tailored HVAC solutions that meet the unique needs and preferences of our clients while maintaining high standards of quality and environmental responsibility. We also strive to establish long-term relationships with our customers by providing ongoing maintenance and support services.

Our competitors mainly consist of local players in Sichuan Province, China, such as Sichuan Zhicheng Electromechanical Engineering Co., Ltd., which primarily caters to corporate customers in the central air conditioning market. They offer popular brands such as Gree, Daikin, and York. While Sichuan Zhicheng Mechanical and Electrical also offers firefighting and intelligent systems, they are not involved in the heating or water purification segments, where we plan to expand our presence.

However, we believe we effectively compete with our competitors in terms of the following principal competitive factors in our industry:

●	High-quality, energy-efficient, and eco-friendly HVAC systems

●	Comprehensive solutions catering to different customer needs and budgets

●	Skilled technicians and subcontractor teams for proper installation, maintenance, and repair

●	Use of new technologies to improve performance and energy efficiency

●	Investment in research and development for innovation

●	Strong relationships with long-term customers and suppliers

●	Compliance with environmental laws and regulations for safety and protection.

Through the above competitive factors, we are able to reach a broad consumer base and quickly respond to the competition from our competitors and market changes and disruptions caused by natural disasters, health epidemics and other outbreaks, such as changes caused by the COVID-19 pandemic.

Insurance

We provide social security insurance through a PRC government-mandated benefit contribution plan for our employees. We maintain commercial liability insurance for company-owned vehicles. We do not carry any key-man life insurance, product liability and professional liability insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. We have not purchased any property insurance or business interruption insurance. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations in the jurisdictions where we operate.

Environmental Matters

Based on the nature of our business, we do not fall under high-risk or heavy pollution industries. As part of our commitment to environmental responsibility and sustainability, we have made it a priority to design our HVAC systems to be as energy-efficient and environmentally friendly as possible, while still meeting the specific requirements and preferences of our clients. We believe that it is our responsibility to offer HVAC solutions that not only meet our customers’ needs but also minimize their environmental impact. We offer energy-efficient options to help our customers reduce their energy consumption and carbon footprint. We believe we are in compliance with local laws and regulations governing environmental matters. We have not faced any environmental warning, investigations, disputes, claims, or proceedings, nor have we been punished by any government authorities of China.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the Negative List, promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, on September 6, 2024 and took effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, promulgated by the MOFCOM on October 26, 2022 and took effect on January 1, 2023. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. The HVAC services industry is not on the Negative List and therefore we are not subject to any restriction or limitation on foreign ownership.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Sichuan Shanyou Zhiyuan Business Information Consulting Co. Ltd, our wholly foreign owned subsidiary, as a foreign invested entity, and Shanyou HK, as a foreign investor, are required to comply with the information reporting requirements under the Foreign Investment Law the Implementing Rules and the Information Reporting Measures for Foreign Investment and are in full compliance.

Regulations on Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to HVAC Construction and Services

According to the Construction Law of the PRC, adopted by the SCNPC on November 1, 1997 and latest amended on April 23, 2019, Construction engineering enterprises, prospecting units, design units and project supervisory units are rated into different classes according to their registered capital, professionals and technicians, technical equipment and performance record of completed construction projects, etc. Only when they pass qualification examinations and obtain appropriate qualification certificates may they engage in construction activities commensurate to the scope of their qualification classes. Specialized technical personnel engaging in construction activities shall attain the relevant certificates of professional qualification and conduct building activities within the scope of their certificates of professional qualifications. The project contracting units shall hold legally obtained certificates of qualifications and contract projects within the business scope as allowed by their level of qualification. In accordance with laws and regulations concerning environmental protection and safety in operation, construction enterprises shall adopt measures to control and clear environmental pollution and harm resulting from various kinds of dust, waste gas, wastewater, solid waste materials, noise and vibration at construction sites. Construction enterprises shall, according to law, strengthen the safety in construction operation, enforce the safe operation responsibility system, and prevent casualties and other operation accidents by adopting effective measures. The legal representative of a construction enterprise is responsible for the safety in operation of this enterprise.

The PRC implements qualification supervision and management for construction enterprises (enterprises engaged in the construction, expansion and reconstruction of civil engineering projects, construction projects, and circuit and pipeline equipment installation projects). An enterprise shall apply for the qualification as a construction enterprise on the basis of its assets, major personnel, the construction projects completed, technical equipment, and other conditions, and may engage in construction activities within the licensed scope only after obtaining a qualification certificate upon examination. According to the Provisions on the Administration of Qualifications of Construction Enterprises, promulgated by the Ministry of Housing and Urban-Rural Development and last amended on December 22, 2018, the qualifications of construction enterprises include the general contractor qualification, specialized contractor qualification, and construction labor service qualification. The second-class construction qualification held by Shanyou HVAC (excluding the second-class construction qualification in railway and civil aviation) is licensed by the competent department of housing and urban-rural construction of the government of the province, autonomous region and municipality where it is located. The qualification certificate is valid for 5 years.

Under the Administrative Regulations on the Work Safety of Construction Projects, promulgated by the State Council on November 24, 2003 and implemented as of February 1, 2004, a construction undertaking entity engaged in the activities of construction of new buildings, the expansion, the rebuilding and the demolishment of buildings shall meet the requirements regarding the registered capital, professional technical personnel, technical equipment and work safety as provided for by the state, shall obtain the qualification certificate of corresponding grade, and shall undertake projects within the licensed scope under its qualification grade. The major person-in-charge of a construction undertaking entity shall be responsible for the overall work safety of the entity. A construction undertaking entity shall establish and perfect the work safety responsibility system and the work safety education and training system, shall formulate work safety rules and operational procedures, shall guarantee the investment fund necessary for the work safety of the entity, shall conduct regular and special examinations on the construction projects undertaken by itself, and shall note down the safety check results. The position of the person-in-charge of a project shall be taken by a person with corresponding professional qualifications. He shall be responsible for the work safety of the construction project, implement the work safety responsibility system and the work safety rules and regulations, and the operational procedures, shall eliminate the potential risk of work safety accident, and shall timely and faithfully report the information about any work safety accident. A construction undertaking entity shall establish a work safety management institution and equip it with full-time work safety management personnel. The person-in-charge of the construction undertaking entity, the person-in-charge of a project, the full-time work safety management personnel shall be subject to the evaluation of the administrative department of construction or other relevant departments, only those determined as qualified may take the position. A construction undertaking entity shall buy accidental injury insurance for the employees engaged in dangerous jobs in the construction site.

Shanyou HVAC is now holding the qualification of the second-class professional construction of building mechanical and electrical installation engineering. According to the Qualification Standards of Construction Enterprises, The second-class construction qualification criteria are as follows: (1) the net assets of the enterprise shall at least be 10 million renminbi; (2) Main personnel of the enterprise shall include: 1) no less than 8 registered builders in mechanical and electrical engineering, including no less than 2 registered builders in the first class; 2) the technical person in charge has more than 8 years of experience in engineering construction technology management, and has an intermediate or above professional title in mechanical and electrical engineering related majors or a first-class registered construction engineer qualification in mechanical and electrical engineering. There are no less than 10 persons with intermediate or above professional titles in mechanical and electrical engineering related majors, and the majors are complete; 3) no less than 15 construction site management personnel with certificates, and there are complete personnel such as construction personnel, quality personnel, safety personnel, mechanics, material personnel, and data personnel; 4) no less than 30 intermediate or above skilled workers such as mechanical equipment installers, electricians, plumbers, ventilators, welders and other intermediate workers who have passed the assessment or training. (3) Enterprise engineering performance record: In the past 5 years, the enterprise has undertaken 2 construction mechanical and electrical installation projects with a single contract amount of more than 8 million renminbi, and the project quality is qualified.

As prescribed under the Regulation on the Quality Management of Construction Projects, promulgated by the State Council on January 30, 2000 and second amended on April 24, 2019, a construction entity shall obtain the qualification certificate of the corresponding grade and shall undertake projects within the scope licensed by its qualification grade. A construction entity shall be responsible for the construction quality of the construction project. The construction entity shall establish a quality responsibility system. It shall determine the project manager, technical manager and head of construction management of a construction project. If the prime contracting entity contracts out the construction project to another entity in accordance with the law, the subcontracting entity shall, under the contractual stipulations, be responsible for the quality of the project subcontracted by it to the prime contracting entity. The prime contracting entity and the subcontracting entity shall be jointly and severally responsible for the quality of the aforesaid project. A construction entity shall establish a sound educational training system and shall strengthen the educational training of the employees. Any employee who has not undergone education training or fails to pass the evaluation shall not assume his post.

Regulations Relating to Real Estate

According to the Notice of the People’s Bank of China and the China Banking and Insurance Regulatory Commission on Providing Financial Support for the Stable and Healthy Development of the Real Estate Market, the People’s Bank of China (PBOC) and the China Banking and Insurance Regulatory Commission (CBIRC) issued 16 articles on November 11, 2022, covering six aspects, including maintaining steady and orderly growth of real estate financing, supporting completion of pre-sold housing projects, providing support to risk disposal of distressed property developers, protecting the legitimate rights and interests of housing finance consumers in accordance with law, adjusting some financial regulatory policies in stages and increasing financial support for rental properties.

Furthermore, according to the Notice of Extending the Policy Period of Financial Support for the Stable and Healthy Development of the Real Estate Market issued by the PBOC on July 10, 2023, the applicable period of the relevant policies set out in the Notice of Providing Financial Support for the Stable and Healthy Development of the Real Estate Market has been uniformly extended to December 31, 2024.

On May 17, 2024, the PBOC and the State Financial Supervision and Administration jointly issued a notice, reduced the minimum down payment ratio requirements to no less than 15% and 25% for the first and second personal mortgage loans for residential housing, respectively. On the same day, the policy on the lower limits of the interest rates for the first and second personal mortgage loans for residential housing has been eliminated at the national level by the PBOC. From May 18, 2024, the lending rate for personal housing provident fund loan has also been lowered.

Regulations Relating to Environmental Protection

On December 24, 2021, the SCNPC adopted the Noise Pollution Prevention and Control Law of the PRC which came into force on June 5, 2022. The construction units shall include the expenses for noise pollution prevention and control in the project cost according to the applicable provisions, and specify the responsibility of the contractor for noise pollution prevention and control in the construction contract. The contractor shall make the plan for noise pollution prevention and control according to the applicable provisions, and take effective measures to reduce vibration and noise. The construction units shall supervise the contractor’s implementation of such plan. Priority shall be given to the use of low-noise construction processes and equipment for the construction operations in areas where noise-sensitive buildings are concentrated.

According to the Prevention and Control of Environment Pollution Caused by Solid Wastes of the PRC, adopted by the SCNPC on April 29, 2020 and came into force on September 1, 2020, a project construction contractor shall prepare a construction waste treatment plan, take pollution prevention and control measures, and make a filing with the environmental health department of the local people’s government at or above the county level. A project construction contractor shall promptly remove and transport construction wastes and other solid wastes produced during the construction of the project and utilize or treat them as required by the environmental health department. A project construction contractor shall not dump, litter or stack construction wastes produced in the process of project construction without authorization.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010 and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions”, “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

 On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which took effect on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “.CN”. The China Internet Network Information Center, or the CNNIC, issued and implemented a Series of Provisions of the Implementing Rules for the Registration of National Top-level Domain Names on June 18, 2019, pursuant to which, the Implementation Rules for Registration of National Top-level Domain Names stipulates the specific rules for domain name registration; the Dispute Resolution for National Top-level Domain Names and the Procedural Rules for Dispute Resolution for National Top-level Domain Names stipulate that domain name disputes shall be accepted and resolved by the dispute resolution service organizations as accredited by CNNIC.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996, which took effect on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China, or the PBOC, on June 20, 1996 and took effect on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which took effect on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Private Lending

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Provisions on Private Lending Cases, which was issued by the Supreme People’s Court of the People’s Republic of China on August 25, 2015 and amended on August 19, 2020 and December 29, 2020, respectively, to regulate the private lending activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business.

The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into. The Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations.

Regulations Relating to Taxation

Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007, took effect as from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the PRC State Administration of Taxation, or the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017 and was amended on June 15, 2018. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days of the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law, effective January 1, 2008, reduced the rate from 20% to 10%. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and came into effect on April 1, 2018. If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficiary owner” capacity, and thus may not enjoy the concessions under the Double Tax Avoidance Arrangement.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 took effect on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, took effect on May 1, 2016 and amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and GAC jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

On December 25, 2024, the Law on Value-Added Tax of the People’s Republic of China (the “VAT Law”) has been promulgated and will take effect as from January 1, 2026. The VAT Law has refined, improved and adjusted relevant provisions on value-added tax on the basis of keeping the current tax framework and the tax burden generally unchanged.

Regulations Relating to Employment

The Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and relevant management in charge or other directly responsible personnel may be fined from RMB1,000 to RMB10,000 for the non-compliance. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it may be subject to a fine ranging from RMB10,000 or RMB50,000 and an application may be made to a local court for compulsory enforcement. As of the date of this annual report, our PRC subsidiaries provide social security insurance including pension, medical insurance (including maternity insurance), unemployment insurance and on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. However, we did not make adequate contributions to such social security insurance plans. As such, our PRC subsidiaries may be subject to late fees and fines in relation to the underpaid employee benefits which may adversely affect our business, operating results and cash flows.

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which took effect on July 1, 2013. Pursuant to the amended Labor Contract Law, the dispatched workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched workers so that they do not exceed certain percentage of total number of employees. “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a dispatched worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Labor Dispatch Interim Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which took effect on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. Any labor dispatching entity or employer in violation of the Labor Dispatch Interim Provisions shall be ordered by the labor administrative authorities to rectify the noncompliance within a prescribed time limit; and if such entity or employer fails to do so within the prescribed time limit, it may be subject to a fine from RMB5,000 to RMB10,000 for each noncompliance dispatched worker, and the labor dispatching entity is subject to revocation of its license for engaging in the labor dispatch business. Where the employer causes any damage to the dispatched worker, the labor dispatch entity and the employer shall assume joint and several liabilities.

Pursuant to the PRC Civil Code, which was promulgated by the National People’s Congress on May 28, 2020 and took effect on January 1, 2021, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use dispatched labor shall bear tortious liability for any injury or damage caused to other people by dispatched personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether the offerings like our initial public offering are subject to the M&A Rules; and (ii) we established our PRC subsidiary, Sichuan Shanyou, by means of direct investment rather than by merger with or acquisition of PRC domestic companies and at the time of the acquisition of 5% equity interests of Shanyou HVAC by Sichuan Shanyou, Sichuan Shanyou was ultimately owned by an unrelated foreign individual and the acquisition was not an acquisition of a PRC domestic enterprise by an offshore special purpose vehicle defined under the M&A Rules. However, the interpretation and application of the regulations remain unclear, and our initial public offering may ultimately require approval from the CSRC under the M&A Rules. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining such CSRC approval for our initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which took effect 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which took effect on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued the Opinions. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) PRC domestic companies, directly and (ii) indirect offerings. An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (2) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Overseas Filing, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

Regulations Relating to Tightening Real Estate Development Company Financing Policy

On February 13, 2017, the Asset Management Association of China or the AMAC released the Administrative Rules for the Filing of Private Equity and Asset Management Plans by Securities and Futures Institutions No. 4 - Investment in Real Estate Developers and Projects by Private Equity and Asset Management Plans, or the No. 4 Filing Rules, to regulate the securities and futures institution’s investment into the real estate area. Among others, the No.4 Filing Rules specify that AMAC will not accept the filing application of private asset management plans or private funds investing in ordinary residential properties in “popular cities”, including Beijing, Shanghai, Guangzhou, Shenzhen, Xiamen, Hefei, Nanjing, Suzhou, Wuxi, Hangzhou, Tianjin, Fuzhou, Wuhan, Zhengzhou, Jinan and Chengdu, by way of debt investment.

On December 28, 2020, the PBOC and the China Banking and Insurance Regulatory Commission (the “CBIRC”) jointly issued the Notice on Establishing a Centralization Management System for Real Estate Loans of Banking Financial Institutions, pursuant to which, the proportion of the real estate loan balance of banking financial institutions (excluding overseas branches) to the institution’s loans in RMB balances (hereinafter referred to as the proportion of real estate loans) and the proportion of the personal housing loan balance to the institution’s loans in RMB balances ( hereinafter referred to as the proportion of housing loans) shall meet the management requirements determined by the PBOC and the CBIRC, that is, not higher than the upper limit of the proportion of real estate loans and the upper limit of the proportion of personal housing loans determined by the PBOC and the CBIRC. Development banks and policy banks should refer to and implement such requirements. The PBOC and the CBIRC manage the concentration of real estate loans in different stages according to the asset scale and type of banking financial institutions, and comprehensively consider factors such as the development scale and the performance of real estate systemic financial risks to timely adjust the scope of coverage of applicable institutions, grading settings, management requirements and statistical coverage of related indicators. The ratio currently ranges from 12.5% to 40.0%. At the end of December 2020, if the proportion of real estate loans and the proportion of personal housing loans of banking financial institutions exceed the management requirements, to those who exceed within 2%, the business adjustment transition period will be 2 years from the date of implementation of this notice; and to those who exceed 2%and above, the transition period for business adjustment is 4 years from the date of implementation of this notice. The business adjustment transition period for the proportion of real estate loans and the proportion of personal housing loans will be set separately.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

According to the Interim Regulations on Statistics and Supervision of Foreign Debt promulgated by the State Council and latest amended on November 29, 2020, and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM and effective from March 1, 2003 and latest amended on July 26, 2022, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when applicable government registration and approval/filing requirements have been satisfied..

Regulation of Dividend Distribution

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

4C. Organizational Structure

For descriptions of our organizational structure and subsidiaries as of the date of this annual report, please see “Item 4. Information on the Company— A. History and Development of the Company.”

4D. Property, Plants and Equipment

As of the date of this annual report, we do not own any real property. The following table sets forth certain information relating to our leased facilities as of the date of this annual report.

Land/Property User	Location	Size (Square Meters)	Term	Primary Use
Chengdu Shanyou HVAC Engineering Co., Ltd	477 Wanxing Road, Building 7, Unit 1, Floors 11-19, Longxi Center, Wuhou District, Chengdu City, Sichuan Province	485.12 square meters	August 1, 2021 to July 31, 2026	Office

Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd.	477 Wanxing Road, Building 7, Unit 1, Floors 11-19, Longxi Center, Wuhou District, Chengdu City, Sichuan Province	73.84 square meters	April 20, 2023 to April 19, 2028	Office

We believe our existing properties are adequate for current operational needs, but we may seek additional space to accommodate our future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Item 5.A. Management’s Discussion and Analysis of Financial Condition and Operating Results

Overview

WF is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts substantially all of its operations through its PRC subsidiaries, primarily Shanyou HVAC, which started its business in Chengdu, China in 2009.

We are principally engaged in the provision of supply, installation, fitting-out and/or maintenance services for HVAC systems, floor heating systems and water purification systems.

We currently solely serve business-to-business (B2B) commercial clients. We work with property development companies that offer high-end fully furnished homes, and an increasing number of companies beyond real estate sector, such as manufactories in new energy industry, providing them with comprehensive HVAC related electromechanical solutions. By offering such comprehensive solutions for HVAC systems, floor heating systems and water purification systems, we have positioned ourselves as an integrated supplier of electromechanical products and installation services.

We, through our subsidiaries, primarily engage in three business lines: HVAC system installation and servicing projects, air conditioner sales, and other customized services. We generate revenues primarily from supply, installation, fitting-out and maintenance services for HVAC systems for commercial residential buildings and new factory construction ventures. We were negatively impacted by an overall weakening of the real estate industry as a result of strict financial regulations issued for real estate developers since the second half of 2020 and declined sales of new residential properties in China since the second quarter of 2023. Real estate developers in China have reduced their investment and slowed down their pace of construction of new residential properties as the number of unsold properties held as inventory was increasing, in order to control costs and maintain liquidity. As a result, our revenue from real estate sector decreased by approximately $0.4 million, or 4.3%, from approximately $8.9 million for the fiscal year 2023 to approximately $8.5 million for the fiscal year 2024.

The April 30, 2024 meeting of the Political Bureau of the Central Committee of the Communist Party of China and the June 7, 2024 executive meeting of the State Council set new policies for the real estate sector to reduce unsold properties and improve living standards through high-quality new housing projects. A package of measures such as removing property purchase limits in cities like Chengdu, Hangzhou, and Xi’an, and lowering the minimum down payment ratio for first-time home buyers to 15%, were introduced by the People’s Bank of China and the National Financial Regulatory Administration to the market on May 17, 2024 and are expected to stimulate demand and rebuild consumer confidence. See “See “Item 4. Information on the Company - Regulations Regulations Relating to Real Estate” for more information on the recent regulations and rules impacting the operations of our company. In addition, there was an increase in sales of high-quality residences for the calendar year of 2024 compared to the calendar year of 2023   in China. As a result, we anticipate a gradual recovery in construction activities in the real estate sector, particularly for high-end, fully furnished homes equipped with HVAC systems, which is our current primary market, leading to a firm recovery of demand for our services. Our projects awards during the fiscal year 2024 have increased by approximately $3.1 million, or 52.3%, to $9.0 million, compared to approximately $5.9 million during the fiscal year 2023.

While the PRC government has adopted and may adjust its measures or adopt new measures in the future seeking to support the healthy development of the real estate market in China, the government policies significantly impacted the residential real estate market in recent years. Currently, our company primarily serves local real estate developers in the Sichuan-Chongqing region of China. Most of these developer customers have focused on in-depth and long-term developments within a single city as compared to aggressive expansions undertaken by the large real estate developers in China, which have struggled with their financial conditions and some of which have filed for bankruptcy, including the one filed by Evergrande Group, one of China’s largest property developers. The financial difficulties faced by some of our smaller-scale real estate customers led to cancellation of projects, delay in project settlements and default on payments. As a result, we recognized credit and impairment losses of approximately $0.4 million for the fiscal year 2024. Our net profit decreased by approximately $0.5 million, from approximately $1.5 million for the fiscal year 2023 to approximately $1.0 million for the fiscal year 2024.

In light of the recent developments in the Chinese real estate market and financial conditions of some of our clients, we have taken more rigorous measures to ensure our developer clients have sound and stable financial conditions to avoid any delay or default on payments to us, including incorporating advance payment terms into contracts with our customers, maintaining close communication with our customers, and taking necessary actions to recover outstanding payments.

In addition, to adapt to the ever-changing regulatory landscape of the real estate industry as well as diversify our business, we actively collaborate with clients outside of the real estate industry. Our engagements include new factory construction ventures for Chengli Automobile, China Energy Construction Group, Wuhou District Science and Technology Innovation Industrial Park and Tongwei Group. As a result, our revenue composition has gradually diversified – our revenue generated from non-real estate sectors increased by 3.2%, from 42.0% for the fiscal year ended September 30, 2023 to 45.2% for the fiscal year ended September 30, 2024. Our project awards from non-real estate sectors increased by approximately $4.6 million, from approximately $5.2 million during the fiscal year ended September 30, 2023 to approximately $9.8 million during the fiscal year ended September 30, 2024.

We believe our future growth in revenues will be supported by our active collaboration with clients outside of the real estate industry and our expansion into the retail market, taking advantage of the huge consumer population base and the sales opportunity brought by the renovation of old urban residential areas to improve the quality of living environment, as well as the recovery of the real estate sector   in the near future, especially high-quality new housing projects.

In December 2023, we incorporated WF Nevada under the laws of the State of Nevada in the United States, as a wholly-owned subsidiary of WF, in connection with our plan to explore opportunities in the overseas market.

Our Backlog

We used backlog to measure revenues that we expect to recognize from work that has yet to be performed on uncompleted contracts and from work that has been contracted but has not started. We believe backlog improves our ability to forecast future results and identify operating trends that may not otherwise be apparent. While all of our backlog is supported by contracts from customers, backlog is not a guarantee of future revenues, as contractual commitments may change and our performance may vary. Not all of our work is performed under contracts included in backlog; such as other customized services on an as-needed basis. The following table provides a summary of changes in our backlog for the fiscal years ended September 30, 2024 and 2023:

	For the Fiscal Year Ended September 30, 2024
	Real estate sector	Sectors beyond real estate	Total

Backlog as of September 30, 2023	$15,121,318	$478,267	$15,599,585
Project awards	9,040,376	9,799,336	18,839,712
A project cancellation(1)	(1,265,967)	—	(1,265,967)
Revenue recognized for the year	(8,506,377)	(7,017,882)	(15,524,259)
Exchange rate effect	567,653	82,444	650,097
Backlog as of September 30, 2024	$14,957,003	3,342,165	18,299,168

	For the Fiscal Year Ended September 30, 2023
	Real estate sector	Sectors beyond real estate	Total

Backlog as of September 30, 2022	$18,445,451	$1,701,089	$20,146,540
Project awards	5,933,969	5,212,638	11,146,607
Revenue recognized for the year	(8,883,974)	(6,425,391)	(15,309,365)
Exchange rate effect	(374,128)	(10,069)	(384,197)
Backlog as of September 30, 2023	$15,121,318	478,267	15,599,585

	For the Fiscal Year Ended September 30, 2022
	Real estate sector	Sectors beyond real estate	Total

Backlog as of September 30, 2021	$21,454,063	$1,627,081	$23,081,144
Project awards	7,424,976	3,077,237	10,502,213
Revenue recognized for the year	(8,489,913)	(2,828,152)	(11,318,065)
Exchange rate effect	(1,943,675)	(175,077)	(2,118,752)
Backlog as of September 30, 2022	$18,445,451	1,701,089	20,146,540

(1)	The cancellation of air-conditioning provision and installation for a residential property development project in Chengdu, China, due to the developer’s financial constraints.

It is standard industry practice to grant our clients termination rights in the contracts. These rights typically allow clients to terminate the contracts if we are unable to fulfill our contractual obligations or breach material terms of the contracts, including but not limited to, significant delays in delivery of products or services, failure to meet technical and/or quality requirements, or unauthorized subcontracting. As of September 30, 2024, the value of our backlog subject to termination rights was approximately $17.4 million.

Key Factors Affecting Our Operating Results

Substantially all of our operations and assets are all located in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic growth, market competition, and political and regulatory environments.

In addition, our results of operations and financial condition are also affected by factors driving the HVAC market in China, such as the number and scale of new construction activities. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by the following specific factors.

The PRC real estate industry

Our business and results of operations are affected by our ability to adapt to the fluctuation in the PRC real estate industry. The general factors affecting the real estate industry include:

●	China’s overall economic growth and level of per capita disposable income;

●	regulations and policies affecting the real estate industry and housing finance industry;

●	urbanization trend; and

●	changes in the supply and demand in different areas of the housing market.

Demand for private residential real estate in China has grown steadily in recent years along with the permanent urban residents increases. However, the purchase intention of properties is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s real estate sector are caused by economic, social, political, environmental and other factors. Any severe or prolonged slowdown in China’s real estate sector may materially and adversely affect our customers investment in real estate development and scale of construction activities for new residential property development. To the extent fluctuations in China’s real estate sector adversely affect investment on real estate development, our financial condition and results of operations may be materially and adversely affected.

As of the end of 2024, China’s urbanization rate of permanent population was 67.0%,   which is 3.0% away from the target of increasing the urbanization rate of permanent population to nearly 70% within 5 years, set in the “Five Year Action Plan for Deepening the Implementation of the People oriented New Urbanization Strategy” issued by the State Council. Further increase of urbanization rate of permanent population will generate corresponding housing demand. We believe that it is in the PRC government’s interest to stabilize the real estate market and to encourage the urbanization process and that increases in disposable income will continue to support the long-term growth of China’s real estate market. Accordingly, we expect that the government will maintain policies that will foster long-term healthy growth. However, frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased investment in real estate that may result from government policies.

Construction activities in PRC

Our current focus lies in providing, installing, and servicing HVAC systems for property  development projects in the PRC. The size of our projects varies depending on the corresponding scale of our customers’ property development ventures. For the fiscal year ended September 30, 2024 and 2023, our revenue generated from real estate property development projects was approximately $8.5 million and $8.9 million, respectively, representing approximately 54.8% and 58.0% of our total revenue. It is important to note that changes in construction activities, especially in relation to real estate property development in the PRC, can significantly impact the demand for our services and products, thereby affecting our business and financial performance. In addition, as we actively collaborate with clients outside of the real estate industry, the demand for our services is driven by the development of commercial, industrial and infrastructure projects. The timing, size and nature of these projects will, on the other hand, be determined by a number of factors such as the Chinese government’s spending budget on construction projects and the general conditions and prospects of the local economy.

Equipment costs and subcontracting fees

Equipment costs are costs of procurement of equipment that is used by us for our HAVC system installation and servicing projects, and air conditioner sales. Depending on project scale, specific technical requirements, required completion timeframe and our manpower availability, we may engage subcontractors to assist us in completing on-site work. Therefore, our subcontracting fees consist of payments made to those subcontractors and may vary depending on the project size, level of involvement and the complexity of work. Our subcontracting fees constitute a significant portion of our total cost of sales, at 13.4% and 15.8% for the fiscal years ended September 30, 2024 and 2023, respectively.   Fluctuation in equipment costs and subcontracting fees may affect our gross margins. After securing projects, subcontracting fees and equipment costs may fluctuate from initial estimations during the tendering stage. If subcontracting fees or costs for equipment increase unexpectedly to the extent that our Company incurs substantial extra costs without sufficient compensation or an increase in project revenue, our financial performance and profitability will be adversely affected.

Awarding of projects

The acquisition of profitable projects remains a crucial factor in sustaining our growth. Our HVAC system installation and servicing projects are typically executed on a project-by-project basis. As we primarily obtain projects through competitive tendering, if we fail to secure new projects with a satisfactory price, it could have an adverse impact on our revenue and overall financial performance.

Results of Operations

The following table sets forth a summary of our results of operations for the fiscal years presented, both in absolute amount and as a percentage of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report The results of operations in any period are not necessarily indicative of our future trends.

For the Fiscal Years Ended September 30, 2024 and 2023

	For the Fiscal Year Ended September 30,
				Percentage
	2024	2023	Change	Change
Revenues	$15,524,259	$15,309,365	$214,894	1.4%
Cost of revenues	(12,639,984)	(12,221,662)	(418,322)	3.4%
Gross profit	2,884,275	3,087,703	(203,428)	(6.6)%
Selling expenses	(34,766)	(139,386)	104,620	(75.1)%
General and administrative expenses	(795,620)	(727,028)	(68,592)	9.4%
Impairment losses	(656,253)	—	(656,253)	100%
Income from operations	1,397,636	2,221,289	(823,653)	(37.1)%
Other expenses, net	(54,267)	(201,287)	147,020	(73.0)%
Income taxes provision	(380,629)	(510,670)	130,041	(25.5)%
Net income	$962,740	$1,509,332	$(546,592)	(36.2)%

 Revenues

Our revenues are derived from projects, products and services. Total revenues increased by approximately $0.2 million, or 1.4%, to approximately $15.5 million for the fiscal year ended September 30, 2024, compared to approximately $15.3 million for the fiscal year ended September 30, 2023.

Our revenues from our revenue categories are summarized as follows:

	For the Fiscal Year Ended September 30,
	2024	2023	Change	Change (%)
Revenues
Revenue - projects	$7,467,346	$8,792,782	$(1,325,436)	(15.1)%
Revenue - products	7,748,444	6,150,640	1,597,804	26.0%
Revenue - services	308,469	365,943	(57,474)	(15.7)%
Total revenues	$15,524,259	$15,309,365	$214,894	1.4%

Revenue from projects

Revenue from HVAC provision, installation and servicing projects in the fiscal year ended September 30, 2024 decreased by approximately $1.3 million, or 15.1%, compared to the fiscal year ended September 30, 2023. The decrease was mainly due to (i) the decreased revenue from clients in real estate sector as a result of a slow down in construction in China;   (ii) we have put more efforts and resources on customers outside of real estate industry and these customers are inclined to enter into purchase agreements with us.

Revenue from sales of products

Revenue from HVAC systems sales during the fiscal year ended September 30, 2024 increased by approximately $1.6 million, or 26.0%, compared to the fiscal year ended September 30, 2023. During the fiscal year ended September 30, 2024, due to our collaboration with clients outside of the real estate industry, we supplied HVAC systems to some of their newly built manufacturing facilities and industrial parks, resulting in the increase in revenue from sales of products.

Revenue from services

Revenue from installation, maintenance and repair services decreased by approximately $57,000, or 15.7%, during the fiscal year ended September 30, 2024 compared to the fiscal year ended September 30, 2023. Such decrease was mainly due to a slight decrease in the number of service contracts we received from sporadic customers during the fiscal year ended September 30, 2024.

Cost of Revenues

Total cost of revenues increased by approximately $0.4 million, or 3.4%, to approximately $12.6 million for the fiscal year ended September 30, 2024, compared to approximately $12.2 million for the fiscal year ended September 30, 2023. The increase in cost of revenues is generally in line with the increase in revenues.

Our cost of revenues for different revenue categories are summarized as follows:

	For the Fiscal Year Ended September 30,
	2024	2023	Change	Change (%)
Cost of Revenues
Cost of revenue - projects	$5,697,177	$6,639,072	$(941,895)	(14.2)%
Cost of revenue - products	6,659,702	5,245,587	1,414,115	27.0%
Cost of revenue - services	283,105	337,003	(53,898)	(16.0)%
Total cost of revenues	$12,639,984	$12,221,662	$418,322	3.4%

Our cost of revenues for projects decreased by approximately $0.9 million, or 14.2%, from approximately $6.6 million for the fiscal year ended September 30, 2023 to approximately $5.7 million for the fiscal year ended September 30, 2024. The decrease in project costs was aligned with the decrease of 15.1% in project revenue.

Our cost of revenues for products increased by approximately $1.4 million, or 27.0%, to approximately $6.6 million for the fiscal year ended September 30, 2024, from approximately $5.2 million for the fiscal year ended September 30, 2023. The increase in cost of revenues for products is aligned with the increase of 26.0% in our product sales.

Our cost of revenues for services decreased by approximately $54,000, or 16.0%, to approximately $0.3 million for the fiscal year ended September 30, 2024, from approximately $0.3 million for the fiscal year ended September 30, 2023. The decrease in the cost of revenues for services is consistent with the decrease in our service revenues.

Gross Profit

Our gross profit decreased by approximately $0.2 million, or 6.6%, from approximately $3.1 million for the fiscal year ended September 30, 2023 to approximately $2.9 million for the fiscal year ended September 30, 2024. For the fiscal year ended September 30, 2024 and 2023, our overall gross margin was 18.6% and 20.2%, respectively.

Our gross profit and gross profit margin for different revenue categories are summarized as follows:

	For the Fiscal Year Ended September 30,
	2024	2023	Change/%
Projects
Gross profit	$1,770,169	$2,153,710	(383,541)
Gross profit margin	23.7%	24.5%	(0.8)%

Products
Gross profit	$1,088,742	$905,053	183,689
Gross profit margin	14.1%	14.7%	(0.6)%

Services
Gross profit	$25,364	$28,940	(3,576)
Gross profit margin	8.2%	7.9%	0.3%

Total
Gross profit	$2,884,275	$3,087,703	(203,428)
Gross profit margin	18.6%	20.2%	(1.6)%

The gross profit for projects decreased by approximately $0.4 million during the fiscal year ended September 30, 2024 compared with that during the fiscal year ended September 30, 2023. The gross profit margin for projects decreased from 24.5% for the fiscal year ended September 30, 2023 to 23.7% for the fiscal year ended September 30, 2024. The decrease in gross profit margin was mainly attributable to a project loss caused by uncertain collection of payments from a real estate customer experiencing liquidity issue.

The gross profit for sales of products increased by approximately $0.2 million for the fiscal year ended September 30, 2024 compared with the fiscal year ended September 30, 2023. The gross profit margin for sales of products decreased from 14.7% for the fiscal year ended September 30, 2023 to 14.1% for the fiscal year ended September 30, 2024, mainly due to the decrease in contract price of our newly awarded contracts with commercial customers during the fiscal year 2024, in order to facilitate our expansion in customer bases and product lines.

The gross profit margin for services remained stable in the fiscal years ended September 30, 2024 and 2023. The decrease of the gross profit for services by approximately $3,000 for the fiscal year ended September 30, 2024 compared with the fiscal year ended September 30, 2023, is consistent with the decrease of the revenue from services.

Selling Expenses

Selling expenses decreased by approximately $0.1 million, or 75.1%, for the fiscal year ended September 30, 2024 compared to the fiscal year 2023. The decrease was mainly due to strict expenditure control, with no demo house construction costs incurred for the fiscal year 2024.

Impairment losses

Impairment losses for the fiscal year ended September 30, 2024 was approximately $0.7 million, representing the provision of impairment loss for contract fulfilment costs, as we expected no further economic benefits from the  use or disposal of such contract fulfilment costs. The contract fulfilment cost was related to a HVAC system installation project for certain real estate customer who encountered liquidity problems, which caused uncertainties in receiving the remaining amount of consideration from such customer.

Other Expenses, Net

Other expenses, net, decreased by approximately $0.1 million, or 73.0%, which was mainly due to a decrease in interest expenses and other financial costs as a result of declining interest rates in China; further offset by other income amounting to $98,000 from a refundable liability paid by our former customer that was not required to be refunded by us.

Income Taxes Provision

Our income tax expense for the fiscal year ended September 30, 2024 decreased by approximately $0.1 million compared to that for the fiscal year 2023.The decrease was mainly due to decreased taxable income for the fiscal year 2024. The impairment loss increased in the fiscal year 2024 resulting in a corresponding increase in deferred income tax credit, therefore a further decrease in income tax provision.

Net Income

As a result of the combination of factors discussed above, our net income decreased by approximately $0.5 million, from approximately $1.5 million for the fiscal year 2023 to approximately $1.0 million for the fiscal year 2024.

For the Fiscal Years Ended September 30, 2023 and 2022

	For the Fiscal Year Ended September 30,
				Percentage
	2023	2022	Change	Change
Revenues	$15,309,365	$11,318,065	$3,991,300	35.3%
Cost of revenues	(12,221,662)	(9,900,958)	(2,320,704)	23.4%
Gross profit	3,087,703	1,417,107	1,670,596	117.9%
Selling expenses	(139,386)	(140,517)	1,131	(0.8)%
General and administrative expenses	(727,028)	(1,039,266)	312,238	(30.0)%
Income from operations	2,221,289	237,324	1,983,965	836.0%
Other expenses, net	(201,287)	(237,519)	36,232	(15.3)%
Income taxes provision	(510,670)	(4,027)	(506,643)	12,581.2%
Net income (loss)	$1,509,332	$(4,222)	$1,513,554	(35,849.2)%

 Revenues

Our revenues are derived from projects, products and services. Total revenues increased by approximately $4.0 million, or 35.3%, to approximately $15.3 million for the fiscal year ended September 30, 2023, compared to approximately $11.3 million for the fiscal year ended September 30, 2022.

Our revenues from our revenue categories are summarized as follows:

	For the Fiscal Year Ended September 30,
	2023	2022	Change	Change (%)
Revenues
Revenue - projects	$8,792,782	$6,894,587	$1,898,195	27.5%
Revenue - products	6,150,640	4,166,388	1,984,252	47.6%
Revenue - services	365,943	257,090	108,853	42.3%
Total revenues	$15,309,365	$11,318,065	$3,991,300	35.3%

Revenue from projects

Revenue from HVAC provision, installation and servicing projects in the fiscal year ended September 30, 2023 increased by approximately $1.9 million, or 27.5%, compared to the fiscal year ended September 30, 2022. The increase was mainly due to the following factors: (i) the lift of CVOID-1I9 control measures by the PRC government in December 2022, which significantly reduced the adverse impact of COVID-19 on our project progress while during the fiscal year 2022, the progress of our projects was delayed and the construction period was prolonged due to shortage of material supplies and limited logistic services as a result of the government mandated lock-down and travel restrictions; and (ii) supportive measures introduced by governmental authorities to address the credit contraction faced by private housing enterprises. In May 2022, the China State Council announced a correction to the credit contraction of private housing enterprises in the meeting of Stabilizing the Economic Market. In November 2022, the China Central Bank, the China Banking and Insurance Regulatory Commission and the China Securities Regulatory Commission issued a notice regarding taking measures in financial support of a stable and healthy development of the real estate industry, which encourages multi-channel financings for real estate companies. In July 2023, the PBOC and the National Administration of Financial Regulation further issued a notice on extending the policy period of financial support for the stable and healthy development of the real estate industry, which is expected to significantly alleviate short-term debt repayment pressure for real estate companies. As a result of the foregoing policy support, we had an increase in the number and size of newly initiated projects for the fiscal year ended September 30, 2023.

In summary, the positive impact on our operations can be attributed to a confluence of factors, including the commencement and advancement of previously awarded construction projects, the resumption of regular construction progress for ongoing projects, and a more supportive regulatory environment.

Revenue from sales of products

Revenue from air conditioner sales during the fiscal year ended September 30, 2023 increased by approximately $2.0 million, or 47.6%, compared to the fiscal year ended September 30, 2022. During the fiscal year ended September 30, 2023, due to our collaboration with clients outside of the real estate industry, we supplied HVAC systems to some of their newly built manufacturing facilities, resulting in increased revenue from sales of products.

Revenue from services

Revenue from installation, maintenance and repair services increased by approximately $0.1 million, or 42.3%, during the fiscal year ended September 30, 2023 compared to the fiscal year ended September 30, 2022. Such increase was mainly due to an increased number of service orders we received from our long-term customers during the fiscal year ended September 30, 2023.

Cost of Revenues

Total cost of revenues increased by approximately $2.3 million, or 23.4%, to approximately $12.2 million for the fiscal year ended September 30, 2023, compared to approximately $9.9 million for the fiscal year ended September 30, 2022. The increase in cost of revenues is mainly due to the increase in revenues.

Our cost of revenues for different revenues categories are summarized as follows:

	For the Fiscal Year Ended September 30,
	2023	2022	Change	Change (%)
Cost of Revenues
Cost of revenue - projects	$6,639,072	$6,209,976	$429,096	6.9%
Cost of revenue - products	5,245,587	3,475,607	1,769,980	50.9%
Cost of revenue - services	337,003	215,375	121,628	56.5%
Total cost of revenues	$12,221,662	$9,900,958	$2,320,704	23.4%

Our cost of revenues for projects increased by approximately $0.4 million, or 6.9%, from approximately $6.2 million for the fiscal year ended September 30, 2022 to approximately $6.6 million for the fiscal year ended September 30, 2023. The increase in project costs was smaller than the increase in project revenue. The reasons were more fully described under “Gross Profit” below.

Our cost of revenues for products increased by approximately $1.8 million, or 50.9%, to approximately $5.2 million for the fiscal year ended September 30, 2023, from approximately $3.5 million for the fiscal year ended September 30, 2022. The increase in cost of revenues for products is aligned with the increase in our product sales.

Our cost of revenues for services increased by approximately $0.1 million, or 56.5%, to approximately $0.3 million for the fiscal year ended September 30, 2023 from approximately $0.2 million for the fiscal year ended September 30, 2022. The increase in the cost of revenues for services is consistent with the increase in our service revenues.

Gross Profit

Our gross profit increased by approximately $1.7 million, or 117.9%, from approximately $1.4 million for the fiscal year ended September 30, 2022 to approximately $3.1 million for the fiscal year ended September 30, 2023. For the fiscal year ended September 30, 2023 and 2022, our overall gross margin was 20.2% and 12.5%, respectively.

Our gross profit and gross profit margin for different revenue categories are summarized as follows:

	For the Fiscal Year Ended September 30,
	2023	2022	Change/%
Projects
Gross profit	$2,153,710	$684,611	1,469,099
Gross profit margin	24.5%	9.9%	14.6%

Products
Gross profit	$905,053	$690,781	214,272
Gross profit margin	14.7%	16.6%	(1.9)%

Services
Gross profit	$28,940	$41,715	(12,775)
Gross profit margin	7.9%	16.2%	(8.3)%

Total
Gross profit	$3,087,703	$1,417,107	1,670,596
Gross profit margin	20.2%	12.5%	7.7%

The gross profit for projects increased by approximately $1.5 million during the fiscal year ended September 30, 2023 compared with that during the fiscal year ended September 30, 2022. The gross profit margin for projects increased from 9.9% for the fiscal year ended September 30, 2022 to 24.5% for the fiscal year ended September 30, 2023. The increase in gross profit margin was attributable to the following factors:

(i)	an increase in the number of smaller-scale contracts which have higher profit margins compared to larger-scale contracts;

(ii)	certain real estate customers encountered liquidity problems, which caused uncertainties in our collection of contract payments, resulting in projects income for these customers unable to meet the revenue recognition criteria. The cost of these projects was fully recognized, leading to losses for these projects during the fiscal year ended September 30, 2022. In 2023, we reached a payment arrangement with these customers and the corresponding project income equivalent to the amount received by us were recognized for the fiscal year ended September 30, 2023, with little cost of revenues recognized in the same year, leading to a higher gross profit for the fiscal year ended September 30, 2023; and

(iii)	one major supplier agreed to lower purchase price for equipment and materials purchased for the entire project period during the settlement negotiation in 2023, leading to much lower actual costs and thus a higher gross profit margin during the fiscal year ended September 30, 2023 than 2022.

The gross profit for sales of products increased by approximately $0.2 million for the fiscal year ended September 30, 2023 compared with the fiscal year ended September 30, 2022. The gross profit margin for sales of products decreased from 16.6% for the fiscal year ended September 30, 2022 to 14.7% for the fiscal year ended September 30, 2023, mainly due to the decreased price charged for sales contracts with our newly awarded industrial customers in the fiscal year 2023, in order to facilitate our expansion in industrial customers.

The gross profit for services decreased by approximately $13,000 for the fiscal year ended September 30, 2023 compared with the fiscal year ended September 30, 2022. The gross profit margin for projects decreased from 16.2% for the fiscal year ended September 30, 2022 to 7.9% for the fiscal year ended September 30, 2023, mainly because we lowered the contracts price with certain of our customers facing a tighter budget in the fiscal year 2023.

Selling Expenses

Selling expenses remained stable, decreased slightly by approximately $1,000 for the fiscal year ended September 30, 2023 compared to the fiscal year 2022 as a result of our marketing strategies optimization, switching from constructing demo houses to hiring more salesperson to promote our products and services and maintain our relationships with major customers. The demo house construction expenditures decreased by approximately $12,000. The decrease was partially offset by the increase in salesperson salaries and benefits of approximately $11,000.

General and Administrative Expenses

General and administrative expenses decreased by approximately $0.3 million, or 30.0%, from approximately $1.0 million for the fiscal year ended September 30, 2022 to approximately $0.7 million for the fiscal year ended September 30, 2023. The decrease was mainly due to the improvement of collection for our outstanding balance as a result of increased liquidity of real estate industry in China in the fiscal year 2023 and the reversal of the credit losses recognized in the previous years, as a result, the corresponding provision for credit losses expense decreased by approximately $0.3 million compared with the fiscal year ended September 30, 2022.

Other Expenses, net

Other expenses decreased by approximately $36,000, or 15.3%, which was mainly due to lower agent fees to a commercial factoring company in the fiscal year 2023, which resulted in a decrease in other financial costs expense of approximately $40,000. The decrease was partially offset by a slight increase in interest expense of approximately $7,000, attributable to our increased borrowings from financial institutions in the fiscal year 2023.

Income Taxes Provision

Our income tax expense for the fiscal year ended September 30, 2023 increased by approximately $0.5 million compared to that for the fiscal year 2022.The increase was mainly due to increased taxable income for the fiscal year 2023. The credit losses decreased in the fiscal year 2023 as a result of the improvement of our payment collection, leading to a corresponding decrease in deferred income tax expenses.

Net Income (Loss)

As a result of the combination of factors discussed above, our net income increased by approximately $1.5 million, from net loss of approximately $4,000 for the fiscal year 2022 to net income of approximately $1.5 million for the fiscal year 2023.

Item 5.B. Liquidity and Capital Resources

Cash Flows

For the Fiscal Years Ended September 30, 2024 and 2023

The following table sets forth summary of our cash flows for the periods indicated:

	For the Fiscal Year Ended September 30,
	2024	2023

Net cash provided by (used in) operating activities	$826,537	$(810,743)
Net cash (used in) provided by investing activities	(202,737)	197,922
Net cash provided by financing activities	83,639	463,548
Effect of changes of exchange rates on cash and restricted cash	35,256	(9,374)
Net increase (decrease) in cash and restricted cash	$742,695	$(158,647)

Operating Activities

Net cash provided by operating activities was approximately $0.8 million for the fiscal year ended September 30, 2024, primarily attributable to net income of approximately $1.0 million, a non-cash adjustment of provision of impairment loss of approximately $0.7 million, a non-cash adjustment of expensed deferred IPO cost of approximately $0.2 million, a decrease in contract fulfilment cost of approximately $0.3 million, an increase in contract liabilities of approximately $0.2 million and an increase in taxes payables of approximately $0.7 million. The net cash provided by operating activities was partially offset by a non-cash adjustment of reversal of credit allowance of approximately $0.2 million, a non-cash adjustment of provision of deferred tax expenses of approximately $0.1 million, an increase in accounts receivable of approximately $0.4 million, an increase in contract assets of approximately $1.2 million, a decrease in other payables and accrued liabilities of approximately $0.1 million, and a decrease in accounts payable of approximately $0.1 million.

Net cash used in operating activities was approximately $0.8 million for the fiscal year ended September 30, 2023, primarily attributable to an increase in accounts receivable of approximately $0.4 million, an increase in contract assets of approximately $1.7 million, a decrease in accounts payable of approximately $0.9 million as a result of the decreased credit limits provided by suppliers, a decrease in contract liabilities of approximately $1.0 million and a decrease in other payables and accrued liabilities of approximately $88,000. The net cash used in operating activities was partially offset by net income of approximately $1.5 million, a decrease in inventories of approximately $0.1 million, a decrease in contract fulfilment costs of approximately $0.8 million due to reduced costs incurred for projects, and an increase in taxes payable of approximately $0.8 million.

Investing Activities

Net cash used in investing activities was approximately $0.2 million for the fiscal year ended September 30, 2024, attributable to prepayment for fixed assets of $0.1 million and purchase of software of approximately $0.1 million.

Net cash provided by investing activities was approximately $0.2 million for the fiscal year ended September 30, 2023, attributable to loans repayment from a shareholder of approximately $0.2 million.

Financing Activities

Net cash provided by financing activities was approximately $80,000 for the fiscal year ended September 30, 2024, primarily attributable to proceeds from bank loans of approximately $2.9 million and proceeds from shareholder loans of approximately $16,000, partially offset by repayments of loans from banks and third parties of approximately $2.7 million, and payments for deferred IPO costs of approximately $60,000.

Net cash provided by financing activities was approximately $0.5 million for the fiscal year ended September 30, 2023, primarily attributable to proceeds from bank loans and a third party loan of approximately $2.4 million and proceeds from shareholder loans of approximately $37,000. Net cash provided by financing activities was partially offset by repayments of loans from banks and third parties of approximately $2.0 million.

For the Fiscal Years Ended September 30, 2023 and 2022

The following table summarizes the key components of our cash flows for the fiscal years ended September 30, 2023 and 2022.

	For the Fiscal Year Ended September 30,
	2023	2022

Net cash (used in) provided by operating activities	$(810,743)	$968,190
Net cash provided by (used in) investing activities	197,922	(447,173)
Net cash provided by (used in) financing activities	463,548	(206,394)
Effect of changes of exchange rates on cash and restricted cash	(9,374)	(54,257)
Net (decrease) increase in cash and restricted cash	$(158,647)	$260,366

Operating Activities

Net cash used in operating activities was approximately $0.8 million for the fiscal year ended September 30, 2023, primarily attributable to an increase in accounts receivable of approximately $0.4 million, an increase in contract assets of approximately $1.7 million, a decrease in accounts payable of approximately $0.9 million as a result of the decreased credit limits provided by suppliers, a decrease in contract liabilities of approximately $1.0 million and a decrease in other payables and accrued liabilities of approximately $88,000. The net cash used in operating activities was partially offset by net income of approximately $1.5 million, a decrease in inventories of approximately $0.1 million, a decrease in contract fulfilment costs of approximately $0.8 million due to reduced costs incurred for projects, and an increase in taxes payable of approximately $0.8 million.

Net cash provided by operating activities was approximately $1.0 million for the fiscal year ended September 30, 2022, primarily attributable to net loss of approximately $4,000, a non-cash adjustment of provision for credit losses of approximately $0.3 million, a decrease in other receivable of approximately $0.5 million, an increase in accounts payable of approximately $0.7 million due to the increased credit limits provide by suppliers, an increase in contract liabilities of approximately $0.8 million and an increase in other payables and accrued liabilities of approximately $0.2 million. The net cash provided by operating activities was partially offset by an increase in advance to suppliers of approximately $0.1 million as we prepaid third-party contractors to secure the supplies of air conditioners, an increase in contract assets of approximately $0.2 million, and an increase in contract fulfilment costs of approximately $1.2 million as we incurred costs for newer projects which have not met the performance milestones for billing.

Investing Activities

Net cash provided by investing activities was approximately $0.2 million for the fiscal year ended September 30, 2023, attributable to loans repayment from a shareholder of approximately $0.2 million.

Net cash used in investing activities was approximately $0.4 million for the fiscal year ended September 30, 2022, attributable to loans paid to a shareholder of approximately $0.2 million and purchase of equipment of approximately $0.2 million.

Financing Activities

Net cash provided by financing activities was approximately $0.5 million for the fiscal year ended September 30, 2023, primarily attributable to proceeds from bank loans and a third party loan of approximately $2.4 million and proceeds from shareholder loans of approximately $37,000. Net cash provided by financing activities was partially offset by repayments of loans from banks and third parties of approximately $2.0 million.

Net cash used in financing activities was approximately $0.2 million for the fiscal year ended September 30, 2022, primarily attributable to repayments of loans from banks and a third party of approximately $2.9 million and repayments of shareholder loans of approximately $0.2 million. Net cash used in financing activities was partially offset by proceeds from loans from banks and third parties of approximately $2.9 million.

Primary Sources of Liquidity

Our primary sources of liquidity consist of cash flows from operations and borrowings from banks and third parties. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on by the efficiency of our operations, the volume and dollar value of our revenue contracts, the progress or execution of customer contracts, and the timing of accounts receivable collections.

As of September 30, 2024, 2023 and 2022, our working capital was approximately $3.1 million, $1.6 million and $0.4 million, and cash and restricted cash amounted to approximately $1.2 million, $0.4 million and $0.6 million, respectively. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations.

We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional financial resources in the future if we experience changes in business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to obtain additional debt facilities. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Analysis of Items with Major Changes on the Consolidated Balance Sheets

As of September 30, 2024 and 2023

The following table sets forth a breakdown of our assets and liabilities as of the dates indicated.

	September 30,	September 30,
	2024	2023

CURRENT ASSETS
Cash	$808,915	$120,913
Restricted cash	147,119	218,478
Accounts receivable, net	2,112,682	1,383,404
Inventories	5,840	16,360
Contract assets, net	3,270,627	1,901,425
Contract fulfilment costs	2,441,995	3,316,031
Advance to suppliers	81,823	34,386
Other receivables, net	201,652	218,380
Deferred IPO costs	843,099	676,117
Total current assets	9,913,752	7,885,494

Property and equipment, net	127,827	158,395
Right-of-use assets – operating lease	71,836	98,537
Restricted cash - non-current	201,280	75,228
Contract assets, net – non-current	1,000,672	1,048,887
Prepayments for fixed assets	124,953	—
Deferred tax assets	271,482	138,719
Software, net	110,791	43,986
Total non-current assets	1,908,841	1,563,752

Total assets	$11,822,593	$9,449,246

CURRENT LIABILITIES
Short-term bank loans	$1,859,610	$1,918,860
Current portion of long-term loans	—	205,592
Operating lease liabilities - current	34,515	33,390
Contract liabilities	512,171	301,901
Accounts payable	1,865,458	1,904,485
Other payables and accrued liabilities	695,788	761,918
Due to a shareholder	56,778	35,685
Taxes payable	1,802,390	1,082,870
Total current liabilities	6,826,710	6,244,701

NON-CURRENT LIABILITIES
Long-term loans	569,995	85,663
Operating lease liabilities – non-current	41,425	73,042
Total non-current liabilities	$611,420	$158,705

Total liabilities	$7,438,130	$6,403,406

Accounts receivable, net

The balance of accounts receivable as of September 30, 2024 increased by $0.7 million, or 52.7%, compared with that as of September 30, 2023, mainly due to an extended credit period of approximately six months we granted to our new commercial customers that contributed to our increase in revenue of products, in order to expand our customer base and product line expansion. In addition, allowance for credit losses decreased by approximately $0.2 million due to the improvement in collection of our outstanding balance.

Contract assets, net

Contract assets include amounts due under retainage provisions, and revenue recognized in excess of amount billed. Contract assets increased by approximately $1.3 million, or 44.8%, to approximately $4.3 million as of September 30, 2024 from approximately $3.0 million as of September 30, 2023. The increase was a result of the completion of certain major contracts, that were still in the process of project settlement as of September 30, 2024.

Contract fulfilment costs

Contract fulfilment costs represented costs incurred to date to fulfill a specific project. The balance as of September 30, 2024 decreased by approximately $0.9 million, or 26.4%, compared with the balance as of September 30, 2023. This decrease was mainly due to (i) the provision of impairment for contract fulfilment costs relating to a HVAC system installation project for certain real estate customer, who encountered liquidity problems; (ii) settlement of certain large-scale projects during the fiscal year of 2024, resulting in the derecognition of contract fulfilment costs.

Deferred IPO costs

The balance of deferred initial public offering costs as of September 30, 2024 increased by approximately $0.2 million, or 24.7%, compared with the balance as of September 30, 2023. This increase was mainly due to (i) the listing expenses incurred by us during the fiscal year of 2024 amounted to approximately $0.3 million; (ii) the professional service fees amounting to approximately $0.2 million, that will not provide a future benefit as a result of our postponement of IPO, was charged to operations.

Prepayment for fixed assets

The balance of prepayment for fixed assets of approximately $0.1 million represented the prepayment made for purchase of key staff dormitories at aggregating value of approximately $0.6 million, thereby improving retention of key personnel.

Deferred tax assets

Deferred tax assets increased by approximately $0.1 million, or 95.7%, to approximately $0.3 million as of September 30, 2024 from approximately $0.1 million as of September 30, 2023. The increase was mainly due to the provision of impairment loss for contract fulfilment costs as deductible temporary differences that can be utilized against taxable profit.

Contract liabilities

Contract liabilities increased by approximately $0.2 million, or 69.6%, to approximately $0.5 million as of September 30, 2024 from approximately $0.3 million as of September 30, 2023. The increase was mainly due to the prepayment from our customers before any equipment delivery were made by us. In order to management credit risk, we have incorporated advance payment terms into contracts with our customers since the end of the fiscal year of 2023, requiring customers to prepay a percentage of each equipment orders, ranging from 10% to 20%, before we proceed with our supplier orders.

Taxes payable

Taxes payable increased by approximately $0.7 million, or 66.4%, to approximately $1.8 million as of September 30, 2024 from approximately $1.1 million as of September 30, 2023, mainly because the accrued income tax payable for our taxable income for the fiscal year of 2024 was not due yet and remained unpaid.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, which cover a wide range of matters, including tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the fiscal years ended September 30, 2024 and 2023, we did not record any accruals for loss contingencies.

The following table summarizes our contractual obligations as of September 30, 2024:

	Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1 – 3 years	3 – 5 Years	More than 5 Years
Short-term loans – banks	$1,859,610	$1,859,610	$—	$—	$—
Long-term loans – banks	569,995	—	569,995	—	—
Operating lease obligations	83,790	44,460	37,620	1,710	—
Total	$2,513,395	$1,904,070	$607,615	$1,710	$—

The following table summarizes our contractual obligations as of September 30, 2023:

	Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1 – 3 years	3 – 5 Years	More than 5 Years
Short-term loans – a bank	$1,918,860	$1,918,860	$—	$—	$—
Long-term loans	223,296	157,621	65,675	—	—
Long-term loans – a third party	67,959	47,971	19,988	—	—
Operating lease obligations	123,355	42,763	75,658	4,934	—
Total	$2,333,470	$2,167,215	$161,321	$4,934	$—

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Item 5.C. Research and Development, Patents and Licenses, etc.

Research and development are a core value that drives our commitment to innovation and continuous improvement. We strive to stay at the forefront of technology and develop innovative HVAC components and devices that enhance the performance, efficiency, and ease of installation of HVAC systems. We are committed to innovation and continuous improvement through research and development, protecting our intellectual property, investing in advanced technologies, and optimizing our supply chain to enhance HVAC system performance, efficiency, and installation.

As of the date of this annual report, we had one trademark, eight software copyrights, nine registered patents in China and two domain names.

We have engaged third party subcontractors to develop a BPM system to support our own supply chain, including procurement of equipment, materials, and subcontractors for installation. The BPM system was launched and has been fully used in our operations since June 2023.

We usually outsource our research and development activities. We spend approximately 0.5% of revenue each year on our research and development activities.

We enter into agreements with our employees and consultants who may have access to our proprietary information upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to such individuals during the term of the relationship are our exclusive property.

Item. 5.D. Trend Information

Following the implementation of new policies aimed at reducing unsold properties and enhancing the quality of housing projects in China, the real estate market showed signs of recovery during the first five months of 2024. This was evident in the increased sales of high-quality residences compared to the same period in 2023. Additionally, measures such as the removal of property purchase limits in major cities and a reduced down payment ratio for first-time homebuyers, introduced by the People’s Bank of China and the National Financial Regulatory Administration, are expected to further stimulate demand and rebuild consumer confidence in the coming months. While these developments are encouraging, the evolving regulatory landscape and financial challenges faced by some large developers remain critical factors influencing the market. To mitigate potential risks, we continue to assess the financial stability of our developer clients while diversifying our revenue streams through collaborations with clients outside the real estate sector. Nevertheless, uncertainties such as future government policies, economic conditions, or unexpected disruptions in the market could adversely affect our operations and financial performance.

Item 5.E. Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates reflected in the Company’s consolidated financial statements include the budget cost used for contract fulfilment costs and accrued contract costs calculation, the discount rate used for right-of-use assets and lease liabilities calculation, the useful lives of property and equipment and software, impairment of long-lived assets, impairment of contract fulfilment costs, allowance for credit losses for accounts receivables and contract assets, deferred tax assets and uncertain tax position, and other provisions and contingencies. Despite the fact that the Company determined there are no critical accounting estimates, the most significant estimates relate to the budget costs used for contract fulfilment costs and accrued contract costs calculation, and allowance for credit losses for accounts receivables and contract assets.

Budget costs

Budget costs are prepared by the Company on the basis of quotations from time to time provided by the major suppliers and subcontractors involved and the experience of management. In order to keep the budget cost accurate and up-to-date, our management conducts reviews at each period end of the budget cost by comparing the budget amounts to the actual amounts incurred, and updates budget costs based on actual amount incurred on a quarterly basis.

Allowance for credit losses

The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances and the contract assets, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. For accounts receivable and contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over one year, accounts receivable and contract assets with evidence of credit deterioration, and overdue retainage receivable, the Company uses the individual specific valuation method to estimate the credit loss.

The Company believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

While our significant accounting policies are more fully described in Note 2 – Summary of Significant Accounting Policies to our consolidated financial statements, we believe that there were no critical accounting policies that affect the preparation of financial statements.

 ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road, Chengdu, Sichuan, China, 610041.

Name	Age	Position with our Company
Ni Jiang	37	Chairwoman
Ke Chen	44	Chief Executive Officer and Director
Jing Zheng	37	Chief Financial Officer
Ziyi Liu	45	Chief Operating Officer
Siqi Chen	40	Director
Xiaoyuan Zhang	37	Director
Trent D. Davis	58	Director

Ni Jiang has served as our Chairwoman since March 2023. Previously, she served as Managing Partner at China Pinx Investment Group Limited, an investment consulting company, from June 2021 to August 2023, where she provided investment consulting services for companies aiming to list in the U.S. securities market. From March 2016 to September 2020, she worked as an Investment Manager at HNS Investment LLC, a global investment company with a focus on real estate and high-tech enterprises, where she was mainly responsible for the management and operation of locally invested real estate and technology startups in the United States. Furthermore, Ms. Jiang was the General Manager of Hong Sheng LLC, a global real estate development company that covers real estate development, property management, and sales of newly constructed properties, from May 2014 to April 2023, where she was mainly responsible for the development, property management, and home sales of large-scale real estate projects in the Washington state region of the United States. Prior to the experience in investment consulting and real estate, she worked as a TV Host and Journalist at Phoenix TV of Hong Kong, reporting on mainstream news from the West Coast of the United States. Ms. Jiang received her bachelor’s degree in communications from the University of Washington, Seattle.

Ke Chen has served as our Chief Executive Officer and Director since June 2023. She has served as Chairman of Shanyou HVAC since March 2013. Prior to that, she served as the Account Manager at Chengdu Jialichen Information Co., Ltd., a network security service provider specializing in value-added internet applications, where she was mainly responsible for business development in the Southwest China region, as well as communicating and coordinating with the technical department. From September 2003 to June 2007, Ms. Chen was the Training Manager of Beijing Global Gangxin Information Co., Ltd., an information company, where she handled the training of sales personnel for the company’s seven branches across China. Ms. Chen received her bachelor’s degree in applied mathematics from the University of Electronic Science and Technology of China.

Jing Zheng has served as our Chief Financial Officer since June 2023. She served as Chief Financial Officer of Chengdu Liweijia Technology Company, a Chinese furniture company specializing in customized furniture, installation services, and standard furniture, from October 2021 to May 2023. Her key responsibilities include leading equity financing projects, overseeing business operations, and coordinating financial activities across the company’s subsidiaries. Previously, she was the Senior Assurance Manager of Ernst & Young Hua Ming LLP, Chengdu Branch, a consulting, tax and transaction service provider, from September 2016 to August 2021 and September 2011 to September 2015, where she handled accounting matters for Hong Kong listed companies and gained experience in initial public offering in Hong Kong. From September 2015 to August 2016, Ms. Zheng was the Advanced Finance Manager at Chengdu Jingshan Qiyue Technology Company, a vehicle maintenance service provider, where she was responsible for the company’s financial system, accounting policies, and investment business. Ms. Zheng received her bachelor’s degree in business management from Sichuan University, China. She is a Certified Public Accountant of the Chinese Institute of Certified Public Accountants.

Ziyi Liu has served as our Chief Operating Officer since October 2023. Previously, from August 2017 to June 2023, she served as the Sales and Key Account Director of Hubei Kelun Pharmaceutical Trading Co., Ltd, a licensed pharmaceutical trading company in China, where she assisted in establishing sales and key customer teams. From September 2014 to August 2016, Ms. Liu served as the Assistant to the President of Hubei Banruijia Pharmaceutical Co., Ltd, a pharmaceutical company in China, where she formulated development strategies for the company, established and standardized the company’s management system, and built an external affairs department. From June 2013 to August 2014, Ms. Liu served as the National Development Director of New Products and the Director of the Chairman’s Office at Beijing Tide Pharmaceutical Co., Ltd, a pharmaceutical company in China, where she was responsible for setting market positioning and market promotion strategies and improving organizational structure and departmental effectiveness. Prior to that, Ms. Liu also served as Senior District Manager and Senior Regional Manager at Pfizer Investment Co. Ltd., an investments and investments consulting services provider, between January 2005 and June 2013, where she was responsible for overseeing the sales teams and achieving sales targets. Ms. Liu received her master’s degree in engineering from the School of Economics and Management at China University of Geosciences (Wuhan).

Siqi Chen has served as our director since the date of effectiveness of the registration statement on Form F-1 for our initial public offering. Ms. Chen is currently the deputy general manager of Wuhan Lanyisi Technology Co., Ltd., a medicine and medical equipment supplier, where she is responsible for developing marketing and e-commerce strategies and establishing business development systems. From June 2022 to December 2022, she was a director in the marketing department of the same company, where she developed the marketing department plans and collaborated with the e-commerce operations team. From December 2020 to June 2022, Ms. Chen served as a business development manager of Sichuan Kelun Pharmaceutical Co., Ltd., a pharmaceutical company, overseeing business partner selection and contracts negotiation. From April 2020 to December 2020, she served as the Director of Key Account Managers of Hubei Kelun Pharmaceutical Trade Co., Ltd., a pharmaceutical company, where she oversaw personnel performance and managed departmental project plans and budgets. Prior to that, she was the Key Account Manager there from September 2015 to March 2020, focusing on customer relationship management and brand promotion project design and implementation. From August 2008 to January 2012, she was the Marketing Manager of Hubei Kelun Pharmaceutical Trade Co., Ltd., where she was responsible for product marketing and brand promotion. Ms. Chen received her bachelor’s degree in pharmacy from Sichuan University, China.

Xiaoyuan Zhang serves as our director since the date of effectiveness of the registration statement on Form F-1 for our initial public offering. She has served as Chief Financial Officer and Treasurer for Senmiao Technology Limited (Nasdaq: AIHS), a financing and servicing company focused on the online ride-hailing industry in China, since September 2018. She served as a director and the chairperson of the Audit Committee of Color Star Technology Co., Ltd. (Nasdaq: CSCW), a provider of online and offline education services in China, from July 2019 to March 2021. Ms. Zhang previously served as Senior Auditor and Assurance Manager of Ernst & Young Hua Ming LLP, Chengdu Branch, from October 2010 to September 2018 where she participated in audits of several public companies listed in China, Hong Kong and Singapore, as well as large state-owned and foreign investment enterprises. Ms. Zhang received her dual bachelor’s degrees in accounting and law from Southwestern University of Finance and Economics in Chengdu, China. Ms. Zhang is an intermediate accountant and a Certified Public Accountant of the Chinese Institute of Certified Public Accountants.

Trent D. Davis serves as our director since the date of effectiveness of the registration statement on Form F-1 for our initial public offering. Mr. Davis has served as a director and a member of the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee of Senmiao Technology Limited (Nasdaq: AIHS), a financing and servicing company focused on the online ride-hailing industry in China, since March 21, 2018. Mr. Davis is also currently the Chief Executive Officer of Paulson Investment Company, LLC, which is a boutique investment firm specializing in private equity offerings for small to mid-cap markets. Formerly, from December 2014 to December 2018, Mr. Davis was President and Chief Operating Officer of Whitestone Investment Network, Inc., which specializes in providing executive advisory services to small entrepreneurial companies, as well as restructuring, recapitalizing, and making strategic investments in small to midsize companies. Currently, Mr. Davis is a Director for Naya Biosciences (Nasdaq: NAYA), which is a medical device company focused on creating simplified, lower cost treatments for patients diagnosed with infertility. Formerly, from September 2016 to August 2019, Mr. Davis was Vice Chairman and Lead Director of Eastside Distilling Inc. (Nasdaq: EAST), a manufacturer of high-quality, master-crafted spirits. As the Lead Independent Director Dataram Corporation (Nasdaq: DRAM), which develops, manufactures, and markets memory products primarily used in enterprise servers and workstations worldwide, from July 2015 to April 2017, Mr. Davis helped the company successfully complete the reverse merger with U.S. Gold Corp (Nasdaq: USAU), a gold exploration and development company. Previously, from December 2014 to July 2015, Mr. Davis was Chairman of the Board for Majesco Entertainment Company (Nasdaq: COOL), an innovative developer, marketer, publisher, and distributor of interactive entertainment for consumers around the world. From November 2013 until July 2014, Mr. Davis served as the President and Director of Paulson Capital Corp. (Nasdaq: PLCC) until he successfully completed the reverse merger of Paulson with VBI Vaccines (Nasdaq: VBIV). He went on to serve as a member of its Board of Directors and Audit Committee until May 2016. Mr. Davis was also the Chief Executive Officer of Paulson Investment Company, Inc., a subsidiary of Paulson Capital Corp, from July 2005 to October 2014, and is credited with overseeing the syndication of approximately $600 million for over 50 client companies in both public and private transactions. In 2003, Mr. Davis served as Chairman of the Board of the National Investment Banking Association. Mr. Davis holds a B.S. in Business and Economics from Linfield College and an M.B.A. from University of Portland. Mr. Davis is qualified to serve on our board of directors because of his deep knowledge of finance and public company issues, capital market, advisory and entrepreneurial experiences, and extensive expertise in operational and executive management.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

6.B. Compensation

For the fiscal year ended September 30, 2024, our executive officers received an aggregate of approximately RMB608,120 (approximately $86,656) from Shanyou HVAC in compensation. Additionally, for our executive officers, we paid RMB58,626 (approximately $8,354) for the fiscal year ended September 30, 2024 in social insurance, provident fund and other social benefits. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors. For the fiscal year ended September 30, 2024, no members of our board of directors received compensation in their capacity as directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of two or three years and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the memorandum and articles of association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of three months of base salary as of the date of such termination.

The executive officer may terminate his or her employment at any time with 30 days’ advance written notice if there is any significant change in his or her duties and responsibilities or a material reduction in his or annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his or her base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his or her annual salary in effect immediately prior to the termination, or his or her then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of target annual bonus for the fiscal year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for three months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him or her in connection with claims made by reason of him or her being an officer of our company.

In June 2023, Ke Chen entered into an employment agreement with us. Pursuant to the employment agreement, Ms. Chen serves as our Chief Executive Officer from June 18, 2023 to June 17, 2026. Ms. Chen is entitled to a fixed base salary in the amount of $40,000 per year. In addition, she is entitled to restricted share units with a grant date value of US$20,000 per year. Ms. Chen is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors. Prior to that, in June 2019, Ke Chen entered into a labor contract with one of our subsidiaries, Shanyou HVAC. Pursuant to the labor contract, Ms. Chen serves as the General Manager of Shanyou HVAC starting from June 1, 2019 until May 31, 2029. Ms. Chen is entitled to a fixed salary in the amount of RMB 20,000 per month, supplemented by performance-based bonuses and other allowances. Ms. Chen is also entitled to participate in any benefit plans of Shanyou HVAC required by the PRC laws.

In June 2023, Jing Zheng entered into an employment agreement with us. Pursuant to the employment agreement, Ms. Zheng serves as our Chief Financial Officer from June 18, 2023 to June 17, 2026. Commencing on the effective date of the Company’s initial public offering, Ms. Zheng is entitled to a fixed base salary in the amount of $78,000 per year. Ms. Zheng is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors.

In October 2023, Ziyi Liu entered into an employment agreement with us. Pursuant to the employment agreement, Ms. Liu serves as our Chief Operating Officer from October 9, 2023 to October 8, 2026. Commencing on the effective date of the Company’s initial public offering, Ms. Liu is entitled to a fixed base salary in the amount of $78,000 per year. Ms. Liu is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors.

6.C. Board Practices

Our board of directors consists of five directors, including two executive directors and three independent directors. We have also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors has the composition and responsibilities described below.

Audit Committee

Ms. Siqi Chen, Ms. Xiaoyuan Zhang and Mr. Trent D. Davis serve as members of our Audit Committee with Ms. Zhang serving as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that Ms. Zhang possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

●	evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Ms. Siqi Chen, Ms. Xiaoyuan Zhang and Mr. Trent D. Davis serve as members of our Compensation Committee with Ms. Chen serving as the chairwoman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Ms. Siqi Chen, Ms. Xiaoyuan Zhang and Mr. Trent D. Davis serve as members of our Nominating and Corporate Governance Committee, with Mr. Davis serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)	directors should not properly fetter the exercise of future discretion;

(iv)	duty to exercise powers fairly as between different sections of shareholders;

(v)	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the afore-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10. Additional Information – B. Memorandum and Articles of Association — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

6.D. Employees

As of September 30, 2024, 2023 and 2022, we had 27, 27 and 24 full-time employees, respectively. The following table provides a breakdown of our employees by function as of the date of this annual report.

Functions	Number	Percentage
Administration	2	7%
Finance	2	7%
Sales and Marketing	1	4%
Operation	3	11%
Engineering Design Center	19	71%
Total	27	100%

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by local governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In the fiscal years ended September 30, 2024 and 2023 and up to the date of this annual report, our operating PRC subsidiary, Shanyou HVAC, had not made full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Failure to pay the social insurance premium and housing provident funds for and on behalf of our employees in accordance with the Labor Contract Law or comply with other related regulations of the PRC may have an adverse impact on our financial conditions and results of operation.”

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and to date, we have not experienced any significant labor disputes.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 14, 2025 by our officers, directors and 5% or greater beneficial owners of ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of February 14, 2025, we had 1,650,000 ordinary shares outstanding that were held by record holders in the United States, representing approximately 30% of our outstanding shares. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(2)
5% or Greater Shareholders
KeC Holdings Limited (3)	2,805,000	51%
JingshanY Holdings Limited (5)	1,045,000	19%
Emerald Investments International, LLC(4)	1,650,000	30%
Executive Officers and Director
Ni Jiang(4)	1,650,000	30%
Ke Chen(3) (6)	3,850,000	70%
Jing Zheng	—	—
Ziyi Liu	—	—
Siqi Chen	—	—
Xiaoyuan Zhang	—	—
Trent D. Davis	—	—
All directors and executive officers as a group (seven individuals)	5,500,000	100%

*	Less than one percent.
(1)	Except as otherwise indicated below, the business address of our directors and executive officers is No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road, Chengdu, Sichuan, China, 610041.
(2)	Based on 5,500,000 ordinary shares issued and outstanding as of the date of this annual report.
(3)	Ke Chen, our Chief Executive Officer, is the sole shareholder of KeC Holdings Limited, a British Virgin Islands company and holds the voting and dispositive power over the ordinary shares held by KeC Holdings Limited. The address of KeC Holdings Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
(4)	Ni Jiang, our Chairwoman, is the sole shareholder of Emerald Investments International, LLC, a Delaware company and holds the voting and dispositive power over the ordinary shares held by Emerald Investments International, LLC. The address of Emerald Investments International, LLC is 251 Little Falls Drive, Wilmington, State of Delaware 19808, USA.
(5)	Jinshan Yao, husband of our Chief Executive Officer, Ke Chen, is the sole shareholder of JingshanY Holdings Limited, a British Virgin Islands company and holds the voting and dispositive power over the 1,045,000 ordinary shares held by JingshanY Holdings Limited. The address of JingshanY Holdings Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. In addition, Jinshan Yao has beneficial ownership of the 2,805,000 ordinary shares held by his wife, our Chief Executive Officer, Ke Chen for purposes of SEC rules, unless Mr. Yao disclaims beneficial ownership of those shares.
(6)	Ke Chen is the wife of Jinshan Yao and accordingly has beneficial ownership of his shares for purposes of SEC rules, unless Ms. Chen disclaims beneficial ownership of those shares.

None of our major shareholders have differing voting rights. To our knowledge, we are not directly owned or controlled by any other corporation other than the entities stated above, any foreign government, or any other natural or legal person(s) other than the natural or legal persons stated above, whether severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees – E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last fiscal year up to the date of this annual report. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

Transactions with Certain Related Parties

We have adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Related Party Balances

Due to the shareholders

Name of Related			As of the date	September 30,
Party	Relationship	Nature	of this filing	2024

Ke Chen	Principal shareholder, Chief Executive Officer and director of the Company	Shareholder loans	$33,386	$18,424

Ni Jiang	Principal shareholder, chairwoman of the Company	Shareholder loans	287,565	38,354
Total			$320,951	$56,778

The amounts due to the shareholder were unsecured, interest-free and payable on demand.

Lease liability- a related party

Name of Related			As of the date	September 30,
Party	Relationship	Nature	of this filing	2024

Ke Chen	Principal shareholder, Chief Executive Officer and director of the Company	Lease	$56,640	$75,940

Related Party Transactions

Loan guarantee provided by related parties

As of September 30, 2024, Ke Chen and Jinshan Yao provided guarantees for the Company’s bank loans for up to approximately $1.4 million, and for counter guarantee to Chengdu Small Enterprise Financing Guarantee Co., Ltd. in relation to the Company’s bank loans amounted to approximately $0.3 million.

Pledges provided by related parties

As of September 30, 2024, two real properties owned by Jinshan Yao and Ke Chen’s immediate family were pledged to Bank of Chengdu for the Company’s bank loans amounted to $0.6 million.

A store owned by Ke Chen was pledged to one of the Company’s major suppliers for a roll-over credit limit amounted to RMB1,000,000 (approximately $141,000) with a period of five years, expiring on March 16, 2026, which can be used during the Company’s purchase transaction.

During the fiscal year ended September 30, 2024, a separate roll-over credit facility of RMB2,000,000 (approximately $285,000) has been granted by this major supplier for the Company’s purchase transaction, with a term of two months and an expiring date on the 60th day following the approval of the credit facility. This credit facility was guaranteed by Ke Chen and Jinshan Yao.

Lease arrangements with a related party

On August 1, 2021, Shanyou HVAC entered into an operating lease agreement with Ke Chen to rent an office of 485.12 square meters for an annual rent of $40,486 (RMB288,000). The lease term is five years which ends on July 31, 2026.

On April 20, 2023, Sichuan Shanyou entered into a lease agreement with Ke Chen to rent an office of 73.84 square meters for an annual rent of approximately $3,589 (RMB24,000). The lease term is five years which ends on April 19, 2028.

Share Issuances

On March 2, 2023, we issued 1 ordinary share to Ogier Global Subscriber (Cayman) Limited as subscriber share. On the same date, such subscriber share was transferred to Emerald Investments International, LLC. On March 2, 2023, we issued 9,999 ordinary shares to Emerald Investments International, LLC. On May 22, 2023, we issued 20,000 ordinary shares, 51,000 ordinary shares, and 19,000 ordinary shares to Emerald Investments International, LLC, KeC Holdings Limited, and JingshanY Holdings Limited, respectively.

In November 2023, each of our issued and unissued ordinary shares of par value $0.0001 was subdivided into 100 ordinary shares of par value $0.000001 each, such that immediately following the Share Subdivision, our authorized share capital became $50,000 divided into 50,000,000,000 ordinary shares of par value $0.000001 each, and we had an aggregate of 10,000,000 ordinary shares with a par value of $0.000001 issued and outstanding. Upon completion of the Share Subdivision, 1,000,000,000 authorized but unissued ordinary shares with a par value of $0.000001 each were re-designated and re-classified as 1,000,000,000 preference shares with a par value of $0.000001 each, such that immediately following the Re-designation, the authorized share capital of the Company became $50,000 divided into (i) 49,000,000,000 ordinary shares of a par value of US$0.000001 each and (ii) 1,000,000,000 preference shares of a par value of US$0.000001 each. Following the Subdivision and Re-designation, the shareholders surrendered a total of 4,500,000 ordinary shares for no consideration, with the shareholding ratio among the shareholders remaining unchanged. After the Surrender, and as of the date of this annual report, we have an aggregate of 5,500,000 ordinary shares with a par value of $0.000001 each issued and outstanding. Unless otherwise provided in this annual report, all share and per share numbers relating to our ordinary shares prior to the effectiveness of the Share Subdivision and the Surrender have been adjusted to give effect to the Share Subdivision and the Surrender.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees- 6B. Compensation - Employment Agreements.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal and Administrative Proceedings

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters.

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently retain all future earnings to finance our operations and to expand our business. Our board of directors has discretion regarding whether to declare or pay dividends, subject to the amended and restated memorandum and articles of association of our company and certain requirements of Cayman Islands law. All dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

We have applied to list our ordinary shares for trading on the Nasdaq Capital Market under the symbol “WXM.” As of the date of this annual report, our listing application has not been approved by Nasdaq, and we have not completed our initial public offering and our ordinary shares are not yet trading on the Nasdaq Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are pending approval for listing and trading on the Nasdaq Capital Market under the symbol “WXM.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below.

The following are summaries of material provisions of our Memorandum and Articles of Association currently in effect and the Companies Act insofar as they relate to the material terms of our ordinary shares. A copy of the Memorandum and Articles of Association is attached as Exhibit 1.1 and incorporated herein by reference.

Board of Directors

Subject to the provision of the Companies Act and the Memorandum and Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.

A director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest. A general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified. A director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge

A director may vote at a meeting of directors on any resolution concerning a matter in which that director has any interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to the Memorandum and Articles of Association. The director shall be counted towards a quorum of those present at the meeting. If the director vote on the resolution, his vote shall be counted. Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or anybody corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

Our directors are appointed by ordinary resolution of our shareholders or by our directors. Any appointment may be to fill a vacancy or as an additional director. There is no age limit for directors save that they must be aged at least 18 years. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of our shareholders. A director will be removed from office automatically if the director (i) is prohibited by the law of the Cayman Islands from acting as a director; (ii) he is made bankrupt or makes an arrangement or composition with his creditors generally; (iii) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; (iv) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (v) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

A director's remuneration shall be fixed by the Company by ordinary resolution of our shareholders.

Unless a shareholding qualification for directors is fixed by ordinary resolution of our shareholders, no director shall be required to own shares as a condition of his appointment.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.

Voting Rights

Subject to any rights and restrictions for the time being attached to any shares, every shareholder present at a general meeting of our shareholders shall have (a) on a show of hands, one vote, and (b) on a poll, one vote for each share held by such shareholder. A resolution put to the vote of a general meeting shall be decided on a show of hands unless before, or on the declaration of the result of the show of hands, a poll is duly demanded. A poll may be demanded by (a) the chairman of such meeting or (b) any shareholder or shareholders present who, individually or collectively, hold at least 10% of the voting rights of all those who have a right to vote on the resolution.

A quorum required for a meeting of shareholders is two shareholders provided that if our company has only one shareholder the quorum should be that one shareholder present in person or by proxy. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. A general meeting of our shareholders may be called by our directors at any time or upon a requisition of shareholders holding at least 10% of the rights to vote at such general meeting, in which case the directors are obliged to call such meeting. Advance notice of at least five clear days is required for the convening of our general meetings unless such notice is waived in accordance with our Memorandum and Articles of Association.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of our ordinary shares may by ordinary resolution, among other things, make changes in the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any authorized but unissued shares.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the common form or any other form approved by our directors.

Our directors may, in their absolute discretion, refuse to register any transfer of any ordinary share without giving any reason for their refusal, and irrespective of whether the ordinary share is fully paid or our company has no lien over it.

If our directors refuse to register a transfer they shall, within two month after the date on which the transfer was lodged with our company, to the existing shareholder.

Our directors may suspend registration of the transfer of shares at such times and for such periods, not exceeding 30 days in any calendar year, as they determine.

Liquidation

Our company may be wound up voluntarily by a special resolution of our company (or, if our company is unable to pay its debts, by an ordinary resolution). If our company is wound up, the liquidator may, with the sanction of a special resolution of our company and any other sanction required by the Companies Act, divide amongst our shareholders in specie the whole or any part of the assets of our company and, for that purpose, value any assets and determine how the division should be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees for the benefit of the shareholders and those liable to contribute to the winding up.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are to be redeemed or liable to be redeemed, at our option or at the option of the shareholder holding those redeemable shares, on the terms and in the manner as our directors determine before the issue of those shares. Our company may also repurchase all or any of our shares including any redeemable shares on the terms and in the manner which our directors determine at the time of such repurchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company will, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares

If our share capital is divided into different classes of shares, unless the terms on which a class of shares was issued state otherwise, the rights attaching to a class of shares may only be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class.

Issuance of Additional Shares

Our Memorandum and Articles of Association provides that, subject to the provisions of the Companies Act and subject to the provisions in our Memorandum and Articles of Association about the redemption and repurchase of shares, our directors have general and unconditional authority to allot, grant options over or otherwise deal with any unissued shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No share may be issued at a discount except in accordance with the provisions of the Companies Act.

Our directors may so deal with the unissued shares of the Company:

(a)       either at a premium or at par;

(b)       without or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

Anti-Takeover Provisions.

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as they may decide and to designate the price, rights, preferences and restrictions of such shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company, except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures set out in the Companies Act, subject to certain exceptions. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a class action against, or derivative actions in the name of, our company to challenge:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,

•	act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and

•	an act which requires a resolution with a qualified (or special) majority (i.e., more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that we shall indemnify each of our existing or former secretary, directors (including alternate director), and other officer (including any investment adviser or an administrator or liquidator) and their personal representative against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of our company’s business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning our company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have agreed to indemnify our independent directors, providing them with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow our shareholders holding at least 10% of the rights to vote at such shareholder’s meeting to requisition a shareholder’s meeting, in which case our directors should convene such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles of association do not provide our shareholders with any other right to put a proposal before any general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, a director may be removed by ordinary resolution of our shareholders. A director’s office will be terminated forthwith if (i) he gives notice to us that he resigns the office of director, (ii) he is prohibited by the law of the Islands from acting as a director, (iii) he is made bankrupt or makes an arrangement or composition with his creditors generally, (iv) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (v) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (vi) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months. Subject to the foregoing sentence, each director will hold office until the expiration of his term and until his successor has been elected and qualified in accordance with the Memorandum and Articles of Association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with the fiduciary duties which they owe to our company under Cayman Islands law, including the duty to ensure that, in their opinion, any such transactions are bona fide in the best interests of our company and are entered into for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

•	is or is likely to become unable to pay its debts; and

•	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) should be proceeded with or commenced against the company, no resolution to wind up the company should be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if our share capital is divided into different classes of shares, unless the terms on which a class of shares was issued state otherwise, the rights attaching to a class of shares may only be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act, our Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Shareholders of Cayman Islands exempted companies like us have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by our shareholders) or obtain copies of the list of shareholders of these companies.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended on August 5, 2008, the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996) and the Interim Measures on Administration on Foreign Debts (2003), as amended on July 26, 2022. Under these regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for most capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, unless the prior approval of SAFE or its local counterparts is obtained. In addition, any loans to an operating subsidiary in China that is a foreign invested enterprise, cannot, in the aggregate, exceed the difference between its approved total investment amount and its approved registered capital amount or three times of its net assets, at the discretion of such operating subsidiary. Furthermore, any foreign loan must be registered with SAFE or its local counterparts for the loan to be effective. Any increase in the amount of the total investment and registered capital must be approved by the MOFCOM or its local counterpart. We may not be able to obtain these government approvals or registrations on a timely basis, if at all, which could result in a delay in the process of making these loans.

The dividends paid by a PRC subsidiary to its shareholder are deemed shareholder income and are taxable in mainland China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by SAFE, for settlement of current account transactions without the approval of SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local departments over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its local departments.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

On July 4, 2014, SAFE issued Circular 37, which became effective as of July 4, 2014. According to Circular 37, PRC residents shall apply to SAFE and its branches for going through the procedures for foreign exchange registration of overseas investments before contributing the domestic assets or interests to a SPV. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required if the registered overseas SPV’s basic information such as domestic individual resident shareholder, name, operating period, or major events such as domestic individual resident capital increase, capital reduction, share transfer or exchange, merger or division has changed. Although the change of overseas funds raised by overseas SPV, overseas investment exercised by overseas SPV and non-cross-border capital flow are not included in Circular 37, we may be required to make foreign exchange registration if required by SAFE and its branches.

Moreover, Circular 37 applies retroactively. As a result, PRC residents who have contributed domestic assets or interests to a SPV, but failed to complete foreign exchange registration of overseas investments as required prior to implementation of Circular 37, are required to send a letter to SAFE and its branches for explanation. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 37 may result in receiving a warning from SAFE and its branches, and may result in a fine of up to RMB 300,000 for an organization or up to RMB 50,000 for an individual. In the event of failing to register, if capital outflow occurred, a fine up to 30% of the illegal amount may be assessed.

PRC residents who control our Company are required to register with SAFE in connection with their investments in us. If we use our equity interest to purchase the assets or equity interest of a PRC company owned by PRC residents in the future, such PRC residents will be subject to the registration procedures described in Circular 37.

10.E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in WF’s ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in WF’s ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares, unless the relevant instruments are executed in, or after execution brought within, the jurisdiction of the Cayman Islands or our company holds interests in land in the Cayman Islands.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the

SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that WF International Limited is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, WF International Limited may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ordinary shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our ordinary shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our ordinary shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, or the Administrative Measures, which took effect on January 1, 2020, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, WF International Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), investors that are subject to the applicable financial statement accounting rules under Section 451 of the Code, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that hold ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we hold will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash we hold) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we hold. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we hold) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

 The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

Prospective purchasers are urged to consult their tax advisors regarding the application of the PFIC rules to investments in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is January 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to interest rate risk while we have short-term and long-term bank and third-party loans outstanding. Although interest rates for our loans are about fixed for the terms of the loans, and interest rates are subject to change upon renewal.

Foreign Exchange Risk

Our operating entity’s functional currency is RMB and our reporting currency is U.S. dollar. As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate between U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our revenues, earnings, and assets in RMB as expressed in our financial statements in U.S. dollar will decline.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our shareholders.

14.E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

In the course of preparing and auditing our consolidated financial statements included in this report, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to inadequate segregation of duties resulting from limited accounting staff and resources. As a company with limited accounting resources, a significant amount of management’s time and attention has been and will be diverted from our business to work toward compliance with these regulatory requirements. This diversion of management’s time and attention may have a material adverse effect on our business, financial condition and results of operations.

As of the date of this report, we have taken the following measure to remediate the material weakness:

●	Appointed three independent directors who have extensive U.S public company experience.

●	Established an audit committee consisting solely of independent directors and strengthened corporate governance.

We also plan to remediate the material weakness through the following measures:

●	Establish internal audit function and developing accounting policies, manuals and closing procedures;

●	Enhance the established internal audit function by engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control;

●	Hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and

●	Implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; enhancing accounting policies, manuals and closing procedures to improve the quality and accuracy of our period end financial closing process.

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent or detect 100% of all errors and fraud that may occur. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

(b)	Management’s Report on Internal Control Over Financial Reporting

We did not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for new public companies.

(c)	Attestation Report of the Company’s Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ms. Siqi Chen, Ms. Xiaoyuan Zhang and Mr. Trent D. Davis. Our board of directors has determined that Ms. Zhang possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, executive officers and employees. Our Code of Ethics is attached as Exhibit 11.1 to this annual report. You are able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by ZH CPA, LLC, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Fiscal Year Ended September 30, 2024	Fiscal Year Ended September 30, 2023
Audit fees(1)	$200,000	$190,000
Audit-related fees(2)	$—	$—
Tax fees(3)	$—	$—
All other fees(4)	$—	$—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Currently, we do not plan to rely on home country practice with respect to our corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. Insider Trading Policies

On January 15, 2025, we adopted an insider trading policy and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards (the “Insider Trading Policy”).

The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 11.2 and is incorporated herein by reference.

Item 16K. Cybersecurity

The Company has established and maintains a cybersecurity risk management policy , mainly comprising procedures and regulations for identifying, assessing, and managing material risks from cybersecurity threats and designed to protect the confidentiality, integrity, and availability of our critical systems and information. This policy is managed and enforced internally. Our information technology specialist, together with our outsourced IT experts for BPM systems, are tasked with the supervision and management of networks, BPM systems and websites.

We track and log security incidents across our company to remediate and resolve any such incidents. Significant incidents, if any, shall be reviewed by Chief Executive Officer and Chief Operating Officer, with the assistance from our information technology specialist, to assess and determine its materiality or potentiality of becoming material. Our Chief Executive Officer makes the final materiality determinations and disclosure and other compliance decisions.

The audit committee is responsible for overseeing cybersecurity and monitoring risks.

As of the date of this annual report, there are no significant cybersecurity threats known to materially affect or are reasonably likely to materially affect the Company, including its business strategy, financial condition, or operational results.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-33.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
2.1*	Description of Securities
8.1*	List of Subsidiaries of the Registrant
10.1 ^+	English translation of a construction contract dated April 6, 2022, by and between Chengdu Shanyou HVAC Engineering Co., Ltd. and a real estate development company. (1)
10.2 ^+	English translation of a purchase agreement dated on May 9, 2022 by and between Chengdu Shanyou HVAC Engineering Co., Ltd. and Toshiba Carrier Air Conditioning Sales (Shanghai) Co., Ltd.(2)
10.3#	Employment Agreement, dated June 18, 2023, by and between the Registrant and Ke Chen(3)
10.4#	Employment Agreement, dated June 18, 2023, by and between the Registrant and Jing Zheng(4)
10.5#	Employment Agreement, dated October 9, 2023, by and between the Registrant and Ziyi Liu (5)
11.1	Code of Business Conduct and Ethics (6)
11.2*	Insider Trading Policy
12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yuan Tai Law Offices
97.1*	Executive Compensation Clawback Policy of the Company
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

^	Portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

+	Portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

(1)	Incorporated herein by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on November 7, 2023.
(2)	Incorporated herein by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1 filed with the SEC on November 7, 2023.
(3)	Incorporated herein by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1 filed with the SEC on November 7, 2023.
(4)	Incorporated herein by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1 filed with the SEC on November 7, 2023.
(5)	Incorporated herein by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1 filed with the SEC on November 7, 2023.
(6)	Incorporated herein by reference to Exhibit 99.1 to the Registrant’s registration statement on Form F-1 filed with the SEC on November 7, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WF International Limited

/s/ Ke Chen
	Name:	Ke Chen
	Title:	Chief Executive Officer

Date: February 18, 2025

WF INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of WF International Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WF International Limited and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three- year period ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2023.

Denver, Colorado

February 18, 2025

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF BALANCE SHEET

(In U.S. dollars, unless stated otherwise)

	September 30, 2024	September 30, 2023
ASSETS
CURRENT ASSETS:
Cash	$808,915	$120,913
Restricted cash	147,119	218,478
Accounts receivable, net	2,112,682	1,383,404
Inventories	5,840	16,360
Contract assets, net	3,270,627	1,901,425
Contract fulfilment costs, net	2,441,995	3,316,031
Advance to suppliers	81,823	34,386
Other receivables, net	201,652	218,380
Deferred IPO costs	843,099	676,117
TOTAL CURRENT ASSETS	9,913,752	7,885,494

Property and equipment, net	127,827	158,395
Right-of-use assets – operating leases	71,836	98,537
Restricted cash – non-current	201,280	75,228
Contract assets, net – non-current	1,000,672	1,048,887
Prepayments for fixed assets	124,953	—
Software, net	110,791	43,986
Deferred tax assets	271,482	138,719
TOTAL NON-CURRENT ASSETS	1,908,841	1,563,752
TOTAL ASSETS	11,822,593	9,449,246

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	1,859,610	1,918,860
Current portion of long-term loans	—	205,592
Operating lease liabilities – current	34,515	33,390
Contract liabilities	512,171	301,901
Accounts payable	1,865,458	1,904,485
Other payables and accrued liabilities	695,788	761,918
Due to shareholders	56,778	35,685
Taxes payable	1,802,390	1,082,870
TOTAL CURRENT LIABILITIES	6,826,710	6,244,701

NON-CURRENT LIABILITIES
Long-term loans	569,995	85,663
Operating lease liabilities – non-current	41,425	73,042
TOTAL NON-CURRENT LIABILITIES	611,420	158,705
TOTAL LIABILITIES	7,438,130	6,403,406

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.000001 par value, 49,000,000,000 shares authorized, 5,500,000 shares issued and outstanding as of September 30, 2024 and 2023, respectively*	6	6
Preference shares, $0.000001 par value, 1,000,000,000 shares authorized, no shares issued and outstanding as of September 30, 2024 and 2023, respectively*	—	—
Additional paid in capital	2,860,566	2,604,328
Statutory reserves	186,225	74,492
Accumulated profits	1,519,737	668,730
Accumulated other comprehensive loss	(182,071)	(301,716)
TOTAL SHAREHOLDERS’ EQUITY	4,384,463	3,045,840

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,822,593	$9,449,246

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1) and the Share Subdivision, Re-designation and the share surrender effected on November 3, 2023 (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, unless stated otherwise)

	For the Fiscal Years Ended September 30,
	2024	2023	2022

Revenues	$15,524,259	$15,309,365	$11,318,065
Cost of revenues	(12,639,984)	(12,221,662)	(9,900,958)
GROSS PROFIT	2,884,275	3,087,703	1,417,107

OPERATING EXPENSES
Selling expenses	(34,766)	(139,386)	(140,517)
General and administrative expenses	(795,620)	(727,028)	(1,039,266)
Impairment losses	(656,253)	—	—
TOTAL OPERATING EXPENSES	(1,486,639)	(866,414)	(1,179,783)

INCOME FROM OPERATIONS	1,397,636	2,221,289	237,324

OTHER INCOME (EXPENSE)
Interest expenses, net of interest income	(134,004)	(153,191)	(146,295)
Other finance cost	(17,942)	(49,586)	(89,732)
Other income (expense), net	97,679	1,490	(1,492)
Total other expense, net	(54,267)	(201,287)	(237,519)

INCOME (LOSS) BEFORE INCOME TAXES	1,343,369	2,020,002	(195)

INCOME TAXES PROVISION	(380,629)	(510,670)	(4,027)

NET INCOME (LOSS)	962,740	1,509,332	(4,222)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	119,645	(73,751)	(97,961)

COMPREHENSIVE INCOME (LOSS)	$1,082,385	$1,435,581	$(102,183)

Earnings (Loss) per share
Basic and diluted*	$0.18	$0.27	$(0.00)

Weighted average number of shares outstanding
Basic and diluted*	5,500,000	5,500,000	5,500,000

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1) and the Share Subdivision, Re-designation and the share surrender effected on November 3, 2023 (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, unless stated otherwise)

						Accumulated
	Ordinary		Additional		Accumulated	Other
	Shares*		Paid	Statutory	Profits	Comprehensive
	Shares	Amount	in Capital	Reserve	(Deficits)	(Loss) Income	Total
Balance as of September 30, 2021	5,500,000	$6	$1,935,356	$—	$(761,888)	$(130,004)	$1,043,470

Net loss for the fiscal year	—	—	—	—	(4,222)	—	(4,222)
Foreign currency translation adjustments	—	—	—	—	—	(97,961)	(97,961)
Balance as of September 30, 2022	5,500,000	$6	$1,935,356	$—	$(766,110)	$(227,965)	$941,287

Shareholder’s contribution	—	—	668,972	—	—	—	668,972
Net income for the fiscal year	—	—	—	—	1,509,332	—	1,509,332
Appropriation to statutory reserve	—	—	—	74,492	(74,492)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(73,751)	(73,751)
Balance as of September 30, 2023	5,500,000	$6	$2,604,328	$74,492	$668,730	$(301,716)	$3,045,840

Shareholder’s contribution	—	—	256,238	—	—	—	256,238
Net income for the fiscal year	—	—	—	—	962,740	—	962,740
Appropriation to statutory reserve	—	—	—	111,733	(111,733)	—	—
Foreign currency translation adjustments	—	—	—	—	—	119,645	119,645
Balance as of September 30, 2024	5,500,000	$6	$2,860,566	$186,225	$1,519,737	$(182,071)	$4,384,463

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1) and the Share Subdivision, Re-designation and the share surrender effected on November 3, 2023 (Note 11).

The accompanying notes are an integral part of these consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, unless stated otherwise)

	For the Fiscal Years Ended September 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$962,740	$1,509,332	$(4,222)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	35,896	35,740	8,348
Amortization	17,648	3,250	—
Expensed deferred IPO cost	150,000	—	—
Provision for impairment loss	656,253	—	—
(Recovery of) provision for credit losses	(229,917)	(1,687)	298,354
Deferred tax benefits	(123,962)	(20,149)	(94,946)
Non-cash operating lease expense	39,310	38,450	59,086
Changes in operating assets and liabilities:
Accounts receivable	(424,953)	(383,178)	74,385
Contract fulfilment costs	327,106	801,589	(1,193,547)
Inventories	10,880	153,025	13,934
Contract assets	(1,170,281)	(1,719,179)	(217,829)
Other receivables	20,222	(42,945)	487,639
Advance to suppliers	(48,710)	108,758	(100,056)
Operating lease liabilities	(43,307)	(42,533)	(36,623)
Accounts payable	(111,610)	(948,639)	718,260
Contract liabilities	193,155	(1,012,212)	751,453
Other payables and accrued liabilities	(92,961)	(88,109)	182,034
Taxes payable	659,028	797,744	21,920
NET CASH PROVIDED BY (USDED IN) OPERATING ACTIVITIES	826,537	(810,743)	968,190

CASH FLOWS FROM INVESTING ACTIVITIES:
Repayment received from shareholder loans	—	240,387	—
Loans to a shareholder	—	—	(258,732)
Purchases of property and equipment	—	(27,726)	(167,700)
Purchases of a software	(81,022)	(14,739)	—
Prepayment of purchases of software	—	—	(20,741)
Prepayment of purchases of property and equipment	(121,715)	—	—
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(202,737)	197,922	(447,173)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for deferred IPO costs	(60,744)	(7,145)	—
Repayments of shareholder loans	—	—	(178,615)
Proceeds from shareholder loans	15,987	36,913	—
Proceeds from bank loans and third-party loans	2,872,590	2,410,219	2,925,365
Repayments of bank loans and third-party loans	(2,744,194)	(1,976,439)	(2,953,144)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	83,639	463,548	(206,394)

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH AND RESTRICTED CASH	35,256	(9,374)	(54,257)
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	742,695	(158,647)	260,366
CASH AND RESTRICTED CASH, BEGINNING OF YEAR	414,619	573,266	312,900
CASH AND RESTRICTED CASH, END OF YEAR	$1,157,314	$414,619	$573,266

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$57	$1,165	$—
Cash paid for interests	$134,004	$153,191	$146,295

SUPPLEMENTAL NON-CASH INVESTING INFORMATION:
Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$13,365	$—
Right-of-use assets derecognized for termination of operating lease liabilities	$—	$—	$(74,416)

SUPPLEMENTAL NON-CASH FINANCING INFORMATION:
Capital contributed by shareholders*	$256,238	$668,972	$—
Deferred costs related to initial public offering*	$(256,238)	$(668,972)	$—

The following table provides a reconciliation of cash and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same amounts shown in the Consolidated Statements of Cash Flows:
Cash	$808,915	$120,913	$156,538
Restricted cash	348,399	293,706	416,728
Total cash and restricted cash shown in the Consolidated Statements of Cash Flows	$1,157,314	$414,619	$573,266

*	Pursuant to a share subscription agreement entered into by the Company and Emerald Investments International, LLC, the payment of capital contribution will be settled by waiver of shareholder loans provided by Emerald Investments International, LLC to the Company for its IPO cost.

The accompanying notes are an integral part of these consolidated financial statements.

Note 1– Nature of business and organization

WF International Limited (“WF”), an exempted company with limited liability, was incorporated on March 2, 2023, under the laws of the Cayman Islands. WF has no substantive operations other than holding all of the outstanding shares of its subsidiaries. WF and its subsidiaries are hereafter referred as the “Company”.

The Company, through its wholly owned subsidiaries in the People’s Republic of China (“China” or the “PRC”), engages in the provision of supply, installation, fitting-out and maintenance services for heating, ventilation, and air conditioning (“HVAC”) system, fresh air ventilation system, floor heating systems and water purification systems for large-scaled commercial projects and commercial real estate development clients that offer high-end fully furnished homes.

Organization and Reorganization

WF completed the following organization and reorganization under common control of it then existing shareholders, who collectively owned majority of the share capital of WF prior to the reorganization.

On March 22, 2023, WF established Shan You International Group Limited (“Shanyou HK”) under the laws of the Hong Kong. Shanyou HK is a holding company and has no substantive operations.

On April 28, 2023, Shanyou HK established Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd. (“WFOE” or “Sichuan Shanyou”) under the laws of the PRC. WFOE is also a holding company and has no substantive operations.

On May 8, 2023, WFOE completed the acquisition of 5% of the equity interests in Chengdu Shanyou HVAC Engineering Co., Ltd. (“Shanyou HVAC”) in a consideration of approximately RMB 0.5 million (approximately $68,000) pursuant to an equity transfer agreement. The consideration for the above transfer was determined with reference to the net asset value of Shanyou HVAC as of March 31, 2023. Shanyou HVAC was established on June 3, 2009 under the laws of the PRC and conducts substantially all of the Company’s operations.

On May 22, 2023, the Company entered into a share subscription agreement with the then existing shareholders of Shanyou HVAC, pursuant to which WF issue an aggregate of 70,000 ordinary shares to the then existing shareholders in a consideration of RMB12.1 million (approximately $1.7 million). The consideration was determined with reference to the net asset value of Shanyou HVAC as of May 22, 2023.

On May 22, 2023, the Company entered into a share subscription agreement, pursuant to which WF issue an aggregate of 30,000 ordinary shares to Emerald Investments International, LLC in a consideration of $816,000. The consideration for the above transfer was agreed between the parties on an arm’s length basis and determined with reference to the net asset value of the Company as of September 30, 2022. The payment of consideration will be settled by waiver of shareholder loans provided by Emerald Investments International, LLC to the Company for its IPO cost.

On May 29, 2023, WFOE completed the acquisition of 95% of the equity interests in Chengdu Shanyou HVAC in a consideration of RMB11.6 million (approximately $1.6 million) pursuant to an equity transfer agreement. The consideration was determined with reference to the net asset value of Shanyou HVAC as of May 22, 2023. Upon completion of the acquisition, Shanyou HVAC became the wholly owned subsidiary of WFOE.

Before and after reorganization, the Company, together with its subsidiaries (as indicated above), was effectively controlled by the majority shareholders, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

As part of the reorganization which took place for the purposes of the offering, in November, 2023, the shareholders of the Company and the Board of Directors of the Company approved a subdivision of each of the issued and unissued shares with a par value of US$0.0001 each into 100 shares with a par value of US$0.000001 each, such that immediately following the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 50,000,000,000 ordinary shares of par value US$0.000001 each, and the issued and outstanding number of ordinary shares became 10,000,000. Upon completion of the Share Subdivision, 1,000,000,000 authorized but unissued ordinary shares with a par value of US$0.000001 each were re-designated and re-classified as 1,000,000,000 preference shares with a par value of US$0.000001 each (the “Re-designation”), such that immediately following the Re-designation, the authorized share capital of the Company became US$50,000 divided into (i) 49,000,000,000 ordinary shares of a par value of US$0.000001 each and (ii) 1,000,000,000 preference shares of a par value of US$0.000001 each.

Following the Share Subdivision and Re-designation and on the same day, the shareholders of the Company surrendered an aggregate of 4,500,000 ordinary shares with a par value of US$0.000001 to the Company for no consideration, with the shareholding ratio among the shareholders remaining unchanged. Following the share surrender, the issued and outstanding number of ordinary shares became 5,500,000.

The accompanying consolidated financial statements reflect the activities of WF and each of the following entities:

Name	Background	Ownership
Shan You International Group Limited	● A Hong Kong company ● Incorporated on March 22, 2023 ● A holding company	100% owned by WF
Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd.	● A PRC limited liability company ● Incorporated on April 28, 2023 ● Registered capital of RMB1,000,000 (approximately $0.2 million) ● A holding company	100% owned by Shanyou HK
Chengdu Shanyou HVAC Engineering Co., Ltd.	● A PRC limited liability company
● Incorporated on June 3, 2009
● Registered capital of RMB12,000,000 (approximately $1.9 million)
	● Supply, installation, fitting-out and maintenance services for HVAC systems, fresh air ventilation systems, floor heating systems and water purification systems	100% owned by WFOE
WF International Nevada LLC	● A US limited liability company ● Incorporated on December 27, 2023 ● A holding company	100% owned by WF

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”) and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All transactions and balances among WF and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which WF directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates reflected in the Company’s consolidated financial statements include the budget cost used for contract fulfilment costs and accrued contract costs calculation, the discount rate used for right-of-use assets and lease liabilities calculation, the useful lives of property and equipment and software, impairment of long-lived assets, impairment of contract fulfilment costs, allowance for credit losses for accounts receivables and contract assets, deferred tax assets and uncertain tax position, and other provisions and contingencies. Despite the fact that the Company determined there are no critical accounting estimates, the most significant estimates relate to the budget costs used for contract fulfilment costs and accrued contract costs calculation, and allowance for credit losses for accounts receivables and contract assets.

Budget costs

Budget costs are prepared by the Company on the basis of quotations from time to time provided by the major suppliers and subcontractors involved and the experience of management. In order to keep the budget costs accurate and up to date, the Company’s management conducts reviews at each period end of the budget costs by comparing the budget amounts to the actual amounts incurred, and updates budget costs based on actual amount incurred on a quarterly basis.

Allowance for credit losses

The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances and the contract assets, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. For accounts receivable and contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over one year, accounts receivable and contract assets with evidence of credit deterioration, and overdue retainage receivable, the Company uses the individual specific valuation method to estimate the credit loss.

The Company believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company’s subsidiaries in China conducts their businesses in the local currency, Renminbi (RMB), as its functional currency. The Company’s subsidiary in Hong Kong conducts its business in the local currency, Hong Kong dollar, as its functional currency. In general, for consolidation purposes, assets and liabilities of the Company’s subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) with in the statements of shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation adjustments included in accumulated other comprehensive loss amounted to $182,071 and $301,716 as of September 30, 2024 and 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity on September 30, 2024, 2023 and 2022, were translated at 7.0176 RMB, 7.2960 RMB and 7.1135 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the fiscal years ended September 30, 2024, 2023 and 2022 were 7.2043 RMB, 7.0533 RMB and 6.5532 RMB to $1.00, respectively.

Cash

Cash comprises cash at banks and on hand, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. WFOE and its subsidiary Shanyou HVAC (collectively, the “PRC Subsidiaries”) maintains all bank accounts in PRC. Cash balances in bank accounts in PRC are protected under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance. The maximum protection is up to RMB500,000 per depositor per Scheme member, including both principal and interest.

Restricted cash

Restricted cash represents required cash deposits as collateral for letter of guarantee issued by a bank to secure performance-related contingent obligations, such as quality claim deductibles. The Company is required to keep amounts equal to 3%-10% of the total amounts of the contracts to be performed on deposits that are subject to withdrawal restriction with a fixed maturity period of 8-33 months.

Accounts receivable, net

Accounts receivable includes receivables mainly from customers that represent processing revenues earned but not yet collected. Accounts receivable, net are initially measured at fair value and subsequently measured at their amortized cost less allowance for expected credit losses.

Contract assets and contract liabilities

Contract assets include amounts due under retainage provisions and revenue recognized in excess of amounts billed.

Retainage receivable represents amounts invoiced to customers where payments have been partially withheld as a form of security until contractual provisions are satisfied. Retainage agreements vary from project to project and balances could be outstanding for up to five years.

Revenue recognized in excess of amounts billed represents the excess of contract revenue over the amount of cumulative contract billings to date. Certain of our contracts contain provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied.

Contract assets have billing term with unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities consist of payment received from customers in excess of revenue recognized.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

As of September 30, 2024 and 2023, the contract liabilities balance is classified as current based on the timing of when we expect to complete the tasks required for the recognition of revenue.

Contract fulfilment costs

Contract fulfilment costs related directly to costs to fulfill a specific project incurred to date. When determining the appropriate accounting treatment for the costs incurred to fulfil a contract, the Company applies the following criteria which, if met, result in capitalization: (i) the costs directly relate to a contract or to a specifically identifiable anticipated contracts; (ii) the costs generate or enhance resources of the entity that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; (iii) the costs are expected to be recovered. The assessment of this criteria requires the application of judgment, in particular when considering if costs generate or enhance resources to be used to satisfy future performance obligations and whether costs are expected to be recoverable. The Company has determined that, where the relevant specific criteria are met, the costs directly relate to system installation projects are likely to qualify to be capitalized as contract fulfilment costs.

The Company utilizes contract fulfilment costs to cost of revenue over the expected contract period using a systematic basis that mirrors the pattern in which the Company transfers control of the services to the customers.

A contract fulfilment costs is derecognized either when it is disposed of or when no further economic benefits are expected to flow from its use or disposal.

At each reporting date, the Company determines whether or not the contract fulfilment costs are impaired by comparing the carrying amount of the assets to the remaining amount of consideration that the Company expects to receive less the costs that relate to providing services under the relevant contract.

As of September 30, 2024 and 2023, the contract fulfilment costs were $2,441,995 and $3,316,031, respectively. During the fiscal years ended September 30, 2024, 2023 and 2022, cost of revenues recognized that was included in contract fulfilment costs as of October 1, 2023, 2022 and 2021 were amounted to $1,914,958, $2,893,446 and $1,544,042, respectively. As of September 30, 2024, 2023 and 2022, impairment for contract fulfilment costs was $669,780, $4,460 and $11,359, respectively.

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio. Commencing October 1, 2020, the Company adopted ASC 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Under ASU 2016-13, the Company has exposure to credit losses for financial assets including accounts receivable and contract assets. The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances and the contract assets, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. For accounts receivable aged less than one year and non-overdue contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over one year, accounts receivable and contract assets with evidence of credit deterioration, and overdue retainage receivable, the Company uses the individual specific valuation method to estimate the credit loss.

Financial assets are presented net of the allowance for credit losses in the Consolidated Balance Sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Write-offs are recorded in the period in which the asset is deemed to be uncollectible. As of September 30, 2024 and 2023, the allowance for accounts receivable was $75,931 and $302,084, respectively, and the allowance of contract assets was $17,414 and $19,180, respectively.

Inventories

Inventories, primarily consisting of the equipment procured by the Company for direct sale, are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the specific identification method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. During the fiscal years ended September 30, 2024, 2023 and 2022, cost of revenues recognized that was included in inventories as of October 1, 2023, 2022 and 2021 amounted to $16,360, $168,510 and $200,206, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Automobiles	10 years
Leasehold improvement	Over shorter of the lease term and the remining useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. The Company has obtained a software with the useful life of 5 years. The Company amortizes the cost of the intangible assets over their useful life using the straight-line method. Amortization expense was $17,648, $3,250 and nil for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Deferred IPO costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, or to the extent that a cost will be incurred a second time or will not provide a future benefit, these deferred costs, as well as additional expenses to be incurred, will be charged to consolidated statements of operations and comprehensive income (loss).

Impairment for long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The Company’s financial instruments include cash, restricted cash, accounts receivable, other receivables excluding security deposits, contract assets and liabilities, accounts payable, other payables and accrued liabilities, bank and third-party loans, amounts due to shareholders, and lease liabilities. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the contracts approximate market rates. The carrying amount of the long-term bank and third-party loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2024 and 2023.

Revenue recognition

The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of substantially collection.

Performance obligations satisfied over time

The duration of the Company’s system installation project contracts ranges from one year to three years. Revenue of system installation project contracts are generally recognized based on direct measurements of the value transferred to the customer because of continuous transfer of control to the customer and the Company has the right to bill the customer as costs are incurred. The performance obligation includes the HAVC system, heating system and equipment that the Company sells as well as the continuous system installation to be performed. Typically, revenue is recognized over time using an output method to measure progress. Output method recognizes revenues on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised according to the contract milestones. Any expected losses on construction-type contracts in progress are charged to earnings, in total, in the period the losses are identified. Contract costs include all direct equipment, materials and labor costs and those indirect costs related to contract performance, such as indirect labor and supplies. Contract modifications that extend or revise contract terms generally result in recognizing the impact of the revised terms prospectively over the remaining life of the modified contract (i.e., effectively like a new contract).

Part of the Company’s process of identifying whether there is a contract with a customer is to assess whether it is probable that the Company will collect substantially all the consideration to which it will be entitled in exchange for goods or services that will be transferred to the customer. In assessing it is probable that the Company will collect substantially all the consideration, the Company considered the following:

1)	Customary business practice and its knowledge of the customer

The Company procures contracts from large construction companies or government-owned construction companies that are responsible for constructing HAVC or heating systems projects. Historically, the collections from government-owned companies or large construction companies of their accounts receivable for such services did not result in any significant write-down. As a result, the Company believes it will collect substantially all its considerations.

2)	Payment terms

The Company’s contract with the customer has payment terms specified based upon completion of certain conditions. The payment terms usually include, but are not limited to, the following billing stages: 1) signing of the purchase and installation contract, 2) arrival of purchased equipment, 3) equipment acceptance, 4) proportional equipment installation completed, 5) project completion, and 6) expiration of warranty. As the Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all the consideration gradually at different stages.

The installation revenues and sales of HVAC and heating systems are combined and considered as one performance obligation. The promises to transfer the equipment and installation are not separately identifiable, which is evidencing by the fact that the Company provides a significant service of integrating the goods and services into one system for which the customer has contracted. The Company currently does not have any modification of contract and the contract currently does not have any variable consideration. The transaction price is clearly identifiable within the Company’s sales and installation contracts in the performance obligation of the Company’s equipment and system component and installation revenues.

The Company recognized its costs of revenue using the percentage of completion method that mirrors the revenue recognized based on the milestone achieved. Output method recognizes revenues on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised according to the contract milestones. The Company has a long history in air conditioning installation and therefore has the ability to reasonably estimate the costs incurred and those expected to be incurred based on the progress of the works completed to date relative to the total progress.

Furthermore, the system installation projects normally include assurance-type warranties that the Company’s performance is free from material defect and consistent with the specifications of the Company’s contracts, which do not give rise to a separate performance obligation. To the extent the warranty terms provide the customer with an additional service, such as extended maintenance services, such warranty is accounted for as a separate performance obligation even though it is embedded in the system and installation sale contract, which is generally between one to five years after installation.

The Company has no obligations for returns, refund or similar obligations of its system installation projects.

Performance obligations satisfied at a point in time

Revenue from sales of products requires the Company to deliver equipment on a one-time basis or based upon customers’ delivery notice during a contingent specified period, which is generally one year or less. The sales contracts are with one obligation to perform which is satisfied at a point in time. It is the point in time when the equipment is delivered and accepted by customers. The control of equipment, which include air-conditioners (equipment in HVAC systems) and water heating boilers (equipment in floor heating systems) are transferred to the customers at the point that customers accept the products in accordance with ASC 606-10-25:27 for the following reasons: (1) the customers do not control the products during the shipping process; (2) the customers could not receive and consume the benefits provided by the products until they are accepted by the customer, also the customers do specify certain elements of the products, but there do not create a practical or contractual restriction on the Company’s ability to transfer the products to another customer. The Company is able to redirect the products to another customers at little or no additional cost and therefore it has an alternative use to the Company; (3) the Company does not have an enforceable right to payment for performance completed to date.

In general, the Company controls the products as it has the obligation to (i) fulfill the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Revenue is presented in the consolidated statements of operations and comprehensive income net of sales taxes. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return after acceptance or price protection. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs of equipment are expensed in the period in which they are incurred.

Revenue from other services mainly include installation, maintenance and repair services which are outside of the contract of system installation projects or products sales. The duration of the service is usually less than one month. The Company recognizes the revenue from services at the point of time when the service is completed and accepted by the customers. Historically, the revenue from these services has been immaterial.

The Company’s disaggregate revenue streams are summarized and disclosed in Note 14.

The Company has no material incremental costs of obtaining contracts with customers and did not have any amortization expense.

Value added taxes (“VAT”)

Revenue represents the invoiced value of products or service, net of VAT. The VAT is based on gross sales price and VAT rates range from 3% to 13% depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes in accordance with ASC 740. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. Income tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2020 to 2024 are subject to examination by any applicable tax authorities.

Other finance costs

Other finance costs represented costs directly associated with the Company’s loans and factoring activities, including guarantee fees, agent fees for factorings and service fees charged by banks. All other finance costs are expensed as incurred.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the fiscal years ended September 30, 2024, 2023 and 2022, there were no dilutive shares.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $124,199, $120,934 and $124,082 for the fiscal years ended September 30, 2024, 2023 and 2022, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss. As of September 30, 2024 and 2023, statutory reserves were $186,225 and $74,492, respectively.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Lease

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), which requires lease assets and liabilities to be recorded on the balance sheet. The Company adopted this ASU and related amendments as of October 1, 2020 under the modified retrospective approach and elected to early adopt the following lease policies in conjunction with the adoption of ASU 2016-02: the Company elected to apply the package of practical expedients for existing arrangements entered into prior to October 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

The Company determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Company’s incremental borrowing rate is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing rent expense when the lessor makes the underlying asset available to the Company. The Company has elected not to recognize right-of-use assets and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected to take advantage of the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In July 2023, the FASB issued ASU 2023-03, “Presentation of Financial Statement (Topic 205), Income Statement - Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation - Stock Compensation (Topic 718)”, to amend various SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 120, among other things. The ASU does not provide any new guidance so there is no transition or effective date associated with it. The Company is currently assessing the impact of adopting ASU 2023-03 on the consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, that would enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. ASC 280 requires a public entity to report for each reportable segment a measure of segment profit or loss that its chief operating decision maker (“CODM”) uses to assess segment performance and to make decisions about resource allocations. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more useful financial analyses. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. For example, a public entity is required to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. ASC 280 also requires other specified segment items and amounts such as depreciation, amortization and depletion expense to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of this standard on the consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

Note 3 – Accounts receivable, net

Accounts receivable, net, consist of the following:

	September 30, 2024	September 30, 2023

Accounts receivable - third parties	$2,188,613	$1,685,488
Less: allowance for credit losses	(75,931)	(302,084)
Total accounts receivable, net	$2,112,682	$1,383,404

Movements of allowance for credit losses are as follows:

	September 30, 2024	September 30, 2023

Beginning balance	$302,084	$272,029
(Reversal) Addition	(231,966)	38,128
Exchange rate effect	5,813	(8,073)
Ending balance	$75,931	$302,084

Note 4 – Contract assets/(liabilities)

The Company’s contract assets are divided into two parts, including retainage receivables and revenue recognized in excess of amounts billed.

Contract liabilities represent payment received from customers in excess of revenue. Contract liabilities increase as the Company advanced payments from customers on certain contracts. Contract liabilities decrease as the Company recognizes revenue from the satisfaction of the related performance obligation. The changes in contract liabilities relate to fluctuations in the timing of customer payment and completion of performance obligations.

The amounts as included in contract assets/(liabilities) consisted of the following:

	September 30, 2024	September 30, 2023

Contract assets:
Retainage receivables	$1,727,841	$1,123,007
Revenue recognized in excess of amounts billed	2,560,872	1,846,485
Total contract assets	4,288,713	2,969,492

Less: allowance for credit losses	(17,414)	(19,180)
Total contract assets, net	4,271,299	2,950,312
Contract assets, current	3,270,627	1,901,425
Contract assets, non-current	$1,000,672	$1,048,887

Contract liabilities:
Payment received from customers in excess of revenue recognized	$(512,171)	$(301,901)

Information about revenue recognized that was included in contract liabilities as of October 1, 2023, 2022 and 2021:

	For the Fiscal Years ended September 30,
	2024	2023	2022

Revenue recognized that was included in contract liabilities	$(20,537)	$(1,027,931)	$(335,447)

Note 5 – Property and equipment, net

Property and equipment, net, consist of the following:

	September 30, 2024	September 30, 2023

Automobiles	$49,151	$47,276
Leasehold improvement	159,678	153,585
Subtotal	208,829	200,861
Less: accumulated depreciation	(81,002)	(42,466)
Property and equipment, net	$127,827	$158,395

Depreciation expense for the fiscal years ended September 30, 2024, 2023 and 2022 amounted to $35,896, $35,740 and $8,348, respectively.

Note 6 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	September 30, 2024	September 30, 2023

Refundable deposits received from vendors	$—	$232,141
Accrued contract costs	—	1,923
Other payables	219,346	204,724
Salary payables	476,442	323,130
Total other payables and accrued liabilities	$695,788	$761,918

Note 7 – Related party balances and transactions

Related party balances

Due to shareholders

Name of Related Party	Relationship	Nature of Transaction	September 30, 2024	September 30, 2023

Ke Chen	Principal shareholder, Chief Executive Officer and director of the Company	Shareholder loans	$18,424	$35,685
Ni Jiang	Principal shareholder, chairwoman of the Company	Shareholder loans	38,354	—
Total			$56,778	$35,685

The amounts due to the shareholders were unsecured, interest-free and repayable on demand.

Lease liability- a related party

Name of Related Party	Relationship	Nature of Transaction	September 30,2024	September 30, 2023

Ke Chen	Principal shareholder, Chief Executive Officer and director of the Company	Lease	$75,940	$106,432

Related party transactions

Sales to a related party

Name of Related			For the Fiscal Years Ended September 30,
Party	Relationship	Nature	2024	2023	2022

Sichuan Shanyou Electromechanical Co., LTD	Controlled by Jinshan Yao (one of the Company’s principal shareholders) before July 13, 2023, no longer a related party as of July 13, 2023	Provision of service	$—	$—	$48,757

Loan guarantee provided by related parties

As of September 30, 2024, 2023 and 2022, Ke Chen and Jinshan Yao provided guarantees for the Company’s bank loans for up to $1,437,814, $1,456,848 and $1,450,118, respectively, and for counter guarantee to Chengdu Small Enterprise Financing Guarantee Co., Ltd. in relation to the Company’s bank loans amounted to $284,998, $1,233,553 and$1,405,778, respectively.

As of September 30, 2024, 2023 and 2022, Ke Chen provided guarantees for the Company’s loans borrowed from an independent third party amounted to nil, $67,960 and $386,589, respectively.

Pledges provided by related parties

As of September 30, 2024, two real estate properties owned by Jinshan Yao and Ke Chen’s immediate family were pledged to Bank of Chengdu for the Company’s bank loans amounted to $569,995.

As of September 2023 and 2022, two real estate properties owned by Jinshan Yao and Ke Chen’s immediate family were pledged to Chengdu Small Enterprise Financing Guarantee Co., Ltd. to counter guarantee the guarantee provided by Chengdu Small Enterprise Financing Guarantee Co., Ltd. in relation to the Company’s bank loans amounted to $822,368 and $1,405,778.

A store owned by Ke Chen was pledged to one of the Company’s major suppliers for a roll-over credit limit amounted to RMB1,000,000 (approximately $141,000) with a period of five years, expiring on March 16, 2026, that can be used during the Company’s purchase transaction. Additionally, a separate roll-over credit facility of RMB2,000,000 (approximately $285,000) has been granted by this major supplier for the Company’s purchase transaction during the fiscal year ended September 30, 2024, with a term of two months and an expiring date on the 60th day following the approval of the credit facility. This credit facility was guaranteed by Ke Chen and Jinshan Yao.

Lease arrangements with a related party

On August 1, 2021, the Company entered into an operating lease agreement with Ke Chen to rent an office of 485.12 square meters for annual rent of $40,486 (RMB288,000). The lease term is five years which ends on July 31, 2026.

On April 20, 2023, the Company entered into a lease agreement with Ke Chen to rent an office of 73.84 square meters for an annual rent of approximately $3,589 (RMB24,000). The lease term is five years which ends on April 19, 2028.

Note 8 – Credit facilities

Short-term loans – banks

Outstanding balances on short-term bank loans consist of the following as of September 30, 2024:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Bank of Chengdu	November 28, 2024 (Fully repaid in November 2024)	4.00%	Guaranteed by Ke Chen and Jinshan Yao	$155,324
Bank of Chengdu	December 18, 2024 (Fully repaid in December 2024)	4.00%	Guaranteed by Ke Chen and Jinshan Yao, and pledged by the Company’s two registered patents	427,497
Bank of China	November 28, 2024 (Fully repaid in November 2024)	3.45%	No collateral or guarantee	427,497
Rural Commercial Bank of China	April 2, 2025	4.00%	Guaranteed by Ke Chen, Jinshan Yao and Chengdu Wuhou Small and Medium-sized Enterprise Financing Guarantee Co., Ltd.	284,998
Industrial and Commercial Bank of China	September 10, 2025	3.45%	Guaranteed by Chengdu Tiantou Financing Guarantee Co., Ltd.	564,294
Total				$1,859,610

Outstanding balances on short-term bank loans consist of the following as of September 30, 2023:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Rural Commercial Bank of China	January 10, 2024 (Fully repaid in January 2024)	4.15%	Guaranteed by Shanyou Electromechanical, Ke Chen, Jinshan Yao and Chengdu Small Enterprise Financing Guarantee Co., Ltd.	$411,185
Rural Commercial Bank of China	December 5, 2023 (Fully repaid in December 2023)	5.40%	Guaranteed by Shanyou Electromechanical, Ke Chen, Jinshan Yao and Chengdu Small Enterprise Financing Guarantee Co., Ltd.	479,714
Rural Commercial Bank of China	December 7, 2023 (Fully repaid in December 2023)	5.40%	Guaranteed by Shanyou Electromechanical, Ke Chen, Jinshan Yao and Chengdu Small Enterprise Financing Guarantee Co., Ltd.	342,654
Bank of China	November 30, 2023 (Fully repaid in November 2023)	3.85%	No collateral or guarantee	685,307
Total				$1,918,860

 Long-term loans – banks

Outstanding balances on long-term bank loans consist of the following as of September 30, 2024:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Bank of Chengdu	December 20, 2025	4.00%	Guaranteed by Ke Chen and Jinshan Yao and pledged by two real estate properties owned by Ke Chen, Jinshan Yao and Ke Chen’s immediate family	$569,995

Outstanding balances on long-term bank loans consist of the following as of September 30, 2023:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Weizhong Bank	February 23, 2025 (Fully repaid in September 2024)	18.00%	Guaranteed by Ke Chen	$223,295

 Long-term loans – third party

Outstanding balances on long-term third-party loans consist of the following as of September 30, 2023:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Huaneng Guicheng Trust	February 23, 2025 (Fully repaid in September 2024)	18.00%	Guaranteed by Ke Chen	$67,960

Interest expense pertaining to the above loans for the fiscal years ended September 30, 2024, 2023 and 2022 amounted to $134,004, $153,191 and $146,295, respectively.

Note 9 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, companies are subject to 16.5% income tax or on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the Company’s Hong Kong subsidiary, Shanyou HK, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. Shanyou HK is nominated by the Company as the entity to apply the two-tiered rates among the group for the assessment years of 2024, 2023 and 2022.

PRC

WFOE and its subsidiary Shanyou HVAC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Significant components of the provision for income taxes are as follows:

	For the Fiscal Years ended September 30,
	2024	2023	2022

Current	$504,591	$530,819	$98,973
Deferred	(123,962)	(20,149)	(94,946)
Provision for income taxes	$380,629	$510,670	$4,027

Income tax expense reconciliation are as follows:

	For the Fiscal Years ended September 30,
	2024	2023	2022

Income before income tax	$1,343,369	$2,020,002	$(195)
Cayman Islands statutory income tax rate	0%	0%	0%
Income tax calculated at statutory rate	—	—	—
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	373,655	505,000	(49)
Tax effect of non-deductible expenditure	130,936	25,819	99,022
Deferred income tax expense	(123,962)	(20,149)	(94,946)
Income tax expense	$380,629	$510,670	$4,027

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of the date as stated therein:

Deferred tax assets – China

Significant components of deferred tax assets were as follows:

	September 30, 2024	September 30, 2023

Allowance for credit losses	$30,716	$85,185
Impairment	168,428	1,115
Accrued expenses	72,338	52,419
Deferred tax assets, net	$271,482	$138,719

Allowance for credit losses and impairment must be approved by the Chinese tax authority prior to being deducted as an expense item on the tax return. Accrued expenses also caused the temporary difference and can be deducted as an expense item on the tax return when actually paid by the Company.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	September 30, 2024	September 30, 2023

VAT taxes payable	$534,210	$368,947
Income taxes payable	1,256,580	710,438
Other taxes payable	11,600	3,485
Totals	$1,802,390	$1,082,870

Note 10 – Concentration and risks

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage for cash deposits of each bank is RMB500,000. As of September 30, 2024, cash and restricted cash balance of RMB8,118,760 ($1,156,914) was deposited with financial institutions located in China, of which RMB6,079,773 ($866,361) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable, contract assets and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Foreign exchange risk

Substantially all of the Company’s expense transactions are denominated in RMB and substantially all of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions to obtain short-term funding or commercial factoring companies in exchange for cash flow from accounts receivables for certain project, or obtain financial support from the Company’s related parties and shareholders to resolve the liquidity shortage.

Interest rate risk

The Company is exposed to interest rate risk as there were short-term and long-term loans outstanding. Although interest rates for the Company’s loans are about fixed for the terms of the loans, and interest rates are subject to change upon renewal.

Customer concentration risk

For the fiscal year ended September 30, 2024, three customers accounted for 25.7%, 13.1% and 12.4% of the Company’s total revenues. For the fiscal year ended September 30, 2023, three customers accounted for 18.2%, 15.8% and 15.2% of the Company’s total revenues. For the fiscal year ended September 30, 2022, three customers accounted for 50.9%, 13.1% and 10.7%, respectively, of the Company’s total revenues.

As of September 30, 2024, two customers accounted for 21.9% and 13.7% of total balance of accounts receivable. As of September 30, 2023, three customers accounted for 20.4%, 18.6% and 15.3% of total balance of accounts receivable.

Vendor concentration risk

For the fiscal year ended September 30, 2024, two vendors accounted for 33.4% and 21.5% of the Company’s total purchases. For the fiscal year ended September 30, 2023, two vendors accounted for 28.1% and 23.6% of the Company’s total purchases. For the fiscal year ended September 30, 2022, one vendor accounted for 49.6% of the Company’s total purchases.

As of September 30, 2024, three vendors accounted for 28.6%, 22.8% and 10.5% of the total balance of accounts payable. As of September 30, 2023, two vendors accounted for 46.1% and 10.1% of the total balance of accounts payable.

Note 11 – Shareholders’ equity

Ordinary shares

WF was established under the laws of Cayman Islands on March 2, 2023. The authorized number of ordinary shares is 500,000,000 with a par value of US$0.0001. The issued and outstanding number of ordinary shares is 100,000.

In November 2023, the shareholders of the Company and the Board of Directors of the Company approved a subdivision of each of the issued and unissued shares with a par value of US$0.0001 each into 100 shares with a par value of US$0.000001 each (the “Share Subdivision”), such that immediately following the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 50,000,000,000 ordinary shares of par value US$0.000001 each, and the issued and outstanding number of ordinary shares became 10,000,000. Upon completion of the Share Subdivision, 1,000,000,000 authorized but unissued ordinary shares with a par value of US$0.000001 each were re-designated and re-classified as 1,000,000,000 preference shares with a par value of US$0.000001 each (the “Re-designation”), such that immediately following the Re-designation, the authorized share capital of the Company became US$50,000 divided into (i) 49,000,000,000 ordinary shares of a par value of US$0.000001 each and (ii) 1,000,000,000 preference shares of a par value of US$0.000001 each.

Following the Share Subdivision and Re-designation and on the same day, the shareholders of the Company surrendered an aggregate of 4,500,000 ordinary shares with a par value of US$0.000001 to the Company for no consideration, with the shareholding ratio among the shareholders remaining unchanged. Following the share surrender, the issued and outstanding number of ordinary shares became 5,500,000.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Shanyou PRC Subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Shanyou PRC Subsidiaries.

Shanyou PRC Subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, Shanyou PRC Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Shanyou PRC Subsidiaries may allocate a portion of their respective after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. As of September 30, 2024 and 2023, the Company collectively attributed $186,225 and $74,492 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Shanyou PRC Subsidiaries are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Shanyou PRC Subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of September 30, 2024 and 2023, amounts restricted are the paid-in-capital of Shanyou PRC Subsidiaries, which amounted to $2,121,581 and $2,009,848, respectively.

Note 12 – Leases

Lease commitments

The Company has entered into two non-cancellable operating lease agreements with related parties, one of which is an operating lease agreement for office space expiring on July 31, 2026 and the other is an irrevocable operating lease agreement for office space expiring on April 19, 2028. The Company accounts for the office leases in accordance with ASC 842. These office leases were classified as operating at inception of the leases. Operating leases result in recognition of right-of-use assets and lease liabilities on the balance sheet. Right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms of the adoption date of October 1, 2020 or commencement date, whichever is earlier. The leases did not provide an explicit or implicit rate of return, the Company determined incremental borrowing rate based on the local banks in PRC at the commencement date in determining the present value of lease payments on the individual lease basis. The incremental borrowing rate for a lease was the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term. The lease does not contain any residual value guarantees or material restrictive covenants. Lease expense for the lease is recognized on the straight-line basis over the lease term which this Company estimated to be 5 years.

Operating lease expenses consist of the following:

	For the Fiscal Years ended September 30,
	2024	2023	2022

Operating lease cost	$39,310	$38,450	$59,086

Other information about the Company’s leases is as follows:

	For the Fiscal Years ended September 30,
	2024	2023	2022

Weighted-average remaining term in years
Operating leases	2.06	3.02	3.83
Weighted-average discount rate
Operating leases	10.80%	10.80%	10.80%
Right-of-use assets obtained in exchange for new operating lease liabilities	$—	$13,365	$—
Right-of-use assets derecognized for termination of operating lease liabilities	$—	$—	$(74,416)

 The following table sets forth the Company’s minimum lease payments in future periods as of September 30, 2024:

Twelve months ending September 30,	Lease payment

2025	$44,460
2026	34,200
2027	3,420
2028	1,710
Thereafter	—
Total lease payments	83,790
Less: discount	7,850
Present value of lease liabilities	$75,940

As of September 30, 2024, the Company’s minimum short term lease payments due within one year amounted to $44,460.

Note 13 – Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Note 14 – Segment information

The Company follows ASC 280, Segment Reporting, which requires companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company’s chief operating decision-makers (i.e., the Company’s chief executive officer and her direct reports, including the Company’s chief financial officer) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues, cost of revenues, and gross profit by business lines for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. In addition, all of the Company’s revenues are derived solely from the PRC. Based on qualitative and quantitative criteria established by ASC 280, the Company considers itself to be operating within one reportable segment.

Disaggregated information of revenues, cost of revenues and gross profit by business lines are as follows:

	For the Fiscal Years ended September 30,
	2024	2023	2022

Revenue - projects	$7,467,346	$8,792,782	$6,894,587
Revenue - products	7,748,444	6,150,640	4,166,388
Revenue - services	308,469	365,943	257,090
Total revenues	$15,524,259	$15,309,365	$11,318,065

	For the Fiscal Years ended September 30,
	2024	2023	2022

Cost of revenue – projects	$5,697,177	$6,639,072	$6,209,976
Cost of revenue – products	6,659,702	5,245,587	3,475,607
Cost of revenue – services	283,105	337,003	215,375
Total cost of revenues	$12,639,984	$12,221,662	$9,900,958

	For the Fiscal Years ended September 30,
	2024	2023	2022

Gross profit - projects	$1,770,169	$2,153,710	$684,611
Gross profit - products	1,088,742	905,053	690,781
Gross profit - services	25,364	28,940	41,715
Total gross profit	$2,884,275	$3,087,703	$1,417,107

Note 15 – Subsequent events

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2024, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

Note 16 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of the consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented herein. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2024 and 2023.

PARENT COMPANY BALANCE SHEETS

	September 30, 2024	September 30, 2023
ASSETS
OTHER ASSETS
Investment in subsidiaries	$3,609,253	$2,376,868
Deferred IPO costs	843,099	676,117
Total assets	4,452,352	3,052,985

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Other payables	7,889	7,145
Due to a shareholder	60,000	—
Total liabilities	67,889	7,145

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.000001 par value, 49,000,000,000 shares authorized, 5,500,000 shares issued and outstanding as of September 30, 2024 and 2023, respectively*	6	6
Preference shares, $0.000001 par value, 1,000,000,000 shares authorized, no shares issued and outstanding as of September 30, 2024 and 2023, respectively*	—	—
Additional paid-in capital	2,860,566	2,604,328
Statutory reserves	186,225	74,492
Accumulative profit	1,519,737	668,730
Accumulated other comprehensive loss	(182,071)	(301,716)
Total shareholders’ equity	4,384,463	3,045,840

Total liabilities and shareholders’ equity	$4,452,352	$3,052,985

* Shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1) and the Share Subdivision, Re-designation and the share surrender effected on November 3, 2023 (Note 11).

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Years Ended September 30,
	2024	2023	2022
OTHER INCOME (EXPENSE)
Equity income (loss) of subsidiaries	$1,112,740	$1,509,332	$(4,222)
Expensed deferred IPO costs	(150,000)	—	—
Total other income (expense), net	962,740	1,509,332	(4,222)

NET INCOME (LOSS)	962,740	1,509,332	(4,222)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	119,645	(73,751)	(97,961)
COMPREHENSIVE INCOME (LOSS)	$1,082,385	$1,435,581	$(102,183)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended September 30,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$962,740	$1,509,332	$(4,222)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Expensed deferred IPO costs	150,000	—	—
Equity income (loss) of subsidiaries	(1,112,740)	(1,509,332)	4,222
Net cash used in operating activities	—	—	—

CHANGES IN CASH	—	—	—

CASH AND RESTRICTED CASH, beginning of year	—	—	—

CASH AND RESTRICTED CASH, end of year	$—	$—	$—