Form 20-F
period 2025-09-30
WF International Ltd.
filed 2026-01-30
CIK 1979610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended September 30, 2025

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

Chengdu, Sichuan, China, 610041

Email: ir@wf-cdintel.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.000001 per share	WXM	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 30, 2025 was: 6,900,000 ordinary shares, par value $0.000001 per share.

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

Yes ☒ No ☐

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

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“Cayman”	The Cayman Islands
“China” or “PRC”	The People’s Republic of China. The term has a correlative meaning. When used in the case of laws, regulations and rules, “China” or the “PRC” refers to only such laws, regulations and rules of mainland China. When used in the case of government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of “China”, “PRC”, or “Chinese”, it refers to only such government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of mainland China.
“Code”	The United States Internal Revenue Code of 1986, as amended
“CSRC”	The China Securities Regulatory Commission
“Exchange Act”	The Securities Exchange Act of 1934, as amended
“HVAC”	Heating, ventilation, and air conditioning
“Nasdaq”	Nasdaq Stock Market LLC
“ordinary shares”	Our ordinary shares, par value $0.000001 per share
“PCAOB”	The Public Company Accounting Oversight Board
“RMB” or “Renminbi”	Legal currency of China
“PFIC”	A passive foreign investment company
“SEC”	The United States Securities and Exchange Commission
“Securities Act”	The Securities Act of 1933, as amended
“Shanyou HK”	Shan You International Group Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of WF
“Shanyou HVAC”	Chengdu Shanyou HVAC Engineering Co., Ltd., a PRC limited liability company and wholly owned subsidiary of Sichuan Shanyou
“Sichuan Shanyou”	Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Shanyou HK
“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States

“We,” the “Company”, “our company” or “WF”	WF International Limited, a Cayman Islands holding company
“WF Nevada”	WF International Nevada LLC, a limited liability company organized under the laws of the State of Nevada, which is wholly owned by WF
“Wufang Boyuan”	Chengdu Wufang Boyuan Innovation Technology Co., Ltd., a PRC limited liability company and wholly owned subsidiary of WF Nevada
“2025 Investor Warrants”	Ordinary Share Purchase Warrants issued by the Company to certain institutional investors on November 6, 2025
“2025 Placement Agent Warrants”	Ordinary Share Purchase Warrants issued by the Company to Benchmark Company LLC and Axiom Capital Management, Inc. on November 6, 2025

Our functional currency is the Renminbi. Solely for the convenience of the reader, U.S. dollars are used as reporting currency in our consolidated financial statements and in this Report. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Unless otherwise noted, all translation from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were calculated with reference to the table below. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

	For the Fiscal Year Ended September 30,
	2025	2024	2023
Year ended RMB: US$ exchange rate	7.1190	7.0176	7.2960
Year average RMB: US$ exchange rate	7.2125	7.2043	7.0533

Our fiscal year end is September 30. References to a particular “fiscal year” are to our fiscal year ended September 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

We obtained the industry, market and competitive position data in this annual report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. None of the independent industry publications used in this annual report were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report, and risks due to a variety of factors, including those described under “Item 3. Key Information - D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

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

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our ability to secure tender contracts;

●	our ability to accurately estimate project duration and costs;

●	our ability to diversify our business lines;

●	our ability to manage fluctuations in revenue and profit margins;

●	our ability to mitigate customers’ financing challenges;

●	our ability to compete effectively;

●	our ability to collect full payments from customers;

●	our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our ability to reduce reliance on major suppliers and subcontractors;

●	our dependence on key personnel;

●	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

●	changes in technology and competing products;

●	general economic and political conditions, including those related to the HVAC services industry;

●	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity;

●	fluctuations in foreign currency exchange rates; and

●	other factors in the “Item 3. Key Information - D. Risk Factors” section in this annual report.

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

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China.”

The PRC government’s significant discretion and authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause our securities to significantly decline in value or become worthless. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China- The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China- There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

Cash and Other Assets Through Our Organization

Transfer of Funds and Other Assets

Within our direct holding structure, the cross-border transfer of funds from WF to its PRC subsidiaries is permitted under laws and regulations of the PRC currently in effect. Specifically, WF is permitted to provide funding to its PRC subsidiaries in the form of shareholder loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements in China. There are no quantity limits on WF’s ability to make capital contributions to its PRC subsidiaries under the PRC law and regulations. However, the PRC subsidiaries may only procure shareholder loans from overseas shareholders in an amount equal to the difference between their respective registered capital and total investment amount as recorded in the Chinese Foreign Investment Comprehensive Management Information System or 3.5 times of its net assets, at the discretion of such PRC subsidiary.

Except for intra-group borrowings between our subsidiaries totaling approximately $4.0 million during the fiscal year ended September 30, 2025, there were no funds transfer between our Cayman Islands holding company and our subsidiaries, or among our PRC subsidiaries during the fiscal years ended September 30, 2025, 2024 and 2023. The transfer of funds between our PRC subsidiaries are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violation of public orders or good morals; or (vi) the lending is in violation of mandatory provisions of laws or administrative regulations. We have relied on the opinion of our PRC counsel, Yuan Tai Law Offices, that the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between subsidiaries.

We maintain cash flow management policies dictating how funds are transferred between our Cayman Islands holding company and our subsidiaries, and within our subsidiaries. Each transfer of cash, is subject to internal approvals from at least two manager-level personnel, including submitting supporting documentation (such as payment request, payment receipts or invoices), reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

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

Dividend Distribution to U.S. Investors and Tax Consequences

We have not previously declared or paid any cash dividend, dividend in kind or distributions, and have no plan to declare or pay any dividends or distributions in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. For more information, see “Item 8. Financial Information-8.A. Consolidated Statements and Other Financial Information-Dividends.”

WF’s ability to pay dividends, if any, to its shareholders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, under PRC law, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. These reserves are not distributable as cash dividends. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to WF. See “Item 4. Information on the Company - Regulations - Regulations on Dividend Distributions”. See also “Item 3 - 3.D. Risk Factors - Risks Related to Doing Business in China - We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 7.

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

On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list did not include ZH CPA, LLC., our current auditor. Our auditor, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) which became effective in 2008 and amended and put into effect as from August 1, 2022 (the “Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and amended on September 19, 2018, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve national security, the examination on national security shall also be conducted according to the relevant provisions of the State Council. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

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

On February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) together with five guidelines, which became effective on March 31, 2023. The Trial Measures lay out the filing regulation arrangement for both direct and indirect overseas listing by PRC domestic companies, and clarify the determination criteria for indirect overseas listing in overseas markets. Any future securities offerings and listings outside of mainland China by our Company, including but not limited to, follow-on offerings, secondary listings and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures. As there is uncertainty with respect to the filing requirements under the Trial Measures and their implementation, we cannot be sure that we will be able to complete such filings in a timely manner, or at all. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in China - Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.”

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

As of the date of this annual report, WF and its PRC subsidiaries are not subject to permission requirements from the CSRC, the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of its PRC subsidiaries’ operations. Furthermore, as of the date of this annual report, apart from the filing of our initial public offering with the CSRC in compliance with the Trial Measures, which the CSRC has completed and published on its website on April 2, 2024, and the filing in connection with the offering of 1,720,688 units which has been submitted to CSRC on November 11, 2025 and is now under reviewing by CSRC we and our PRC subsidiaries, (i) are not required to obtain permissions from the PRC authorities, including the CSRC or the CAC, to offer securities to investors; and (ii) have not received or were denied such permissions by any PRC authority. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we and our PRC subsidiaries are required to obtain approvals in the future.

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

Summary of Significant Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	The CSRC has released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

●	The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

●	To the extent cash or assets in our business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

●	Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditor. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Failure to secure tender contracts could materially adversely affect our operations and financial results.

●	Error or inaccurate estimation of project duration or costs may result in substantial loss or adversely affect our revenue and profitability.

●	Our revenue and profit margin are subject to fluctuations driven by various factors and our past revenue and profit margin may not be indicative of our future financial performance.

●	Some of our major customers require access to substantial financing. Their failure to obtain adequate financing in a timely manner could affect our financial performance and condition.

●	We may not be able to receive the full amount due from customers for our work.

●	Over reliance on our major suppliers and subcontractors may adversely affect our business operation in the event of supply chain disruptions.

●	Unsatisfactory performance by our subcontractors or the unavailability of subcontractors may adversely affect our operations and profitability.

●	We have identified a material weakness in our internal controls over financial reporting. If we do not adequately remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares.

Risks Related to Ownership of our Ordinary Shares

We face risks related to our ordinary shares, including, but not limited to, the following:

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our ordinary shares.
●	The trading market for our ordinary shares is very new, and consistently robust and liquid trading market may not develop or be sustained over the long term.

●	The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

Certain recent initial public offerings of companies with public floats comparable to ours have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares.

Risks Related to Doing Business in China

The CSRC has released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.

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

As of the date of this annual report, we believe we are in compliance with the relevant permission or approval from the CSRC or any other PRC state or local government. However, if any other filings, approval, review or other procedure is required, there is no assurance that we will be able to obtain such filings, approval or complete such review or other procedures timely or at all. For any approval or permission that we have received or may receive in future, it could nevertheless be revoked or cancelled, and the terms of its reissuance may impose restrictions on our operations and offerings relating to our securities. Besides, the Trial Measures may subject us to additional compliance requirement in the future.

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

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs. We believe, based upon the opinion of our PRC counsel, none of WF or any of its PRC subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure because none of WF or any of its PRC subsidiaries is engaged in important public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology and industry, as well as other important network facilities, information systems that may seriously endanger national security, national economy and people’s livelihood. Additionally, none of WF or any of its PRC subsidiaries is an “online platform operators” controlling personal information of more than one million users under the Cybersecurity Review Measures because our business operations do not involve collecting personal information. Therefore, we are not subject to the Measures for Cybersecurity Review and are not required to pass the security evaluation organized by the CAC and the compliance with such regulation will not materially impact our business operations. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the cybersecurity review and subject us to fines or penalties for non-compliance.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. As advised by our PRC counsel, Yuan Tai Law Offices, we are in compliance with the requirements under the Trial Measures as of the date of this annual report.  However, if the CSRC later determines that the disclosures in our filing for the initial public offering and the consequent offering are inadequate or not in full compliance with its requirements or standards, we may face fines and penalties imposed by the CSRC. There is no assurance that the PRC government will not take additional actions to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

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

To the extent cash or assets in our business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

WF is an offshore holding company with no material operations of its own, which conducts substantially all of its operations through its operating subsidiaries established in the PRC. As of the date of this annual report, substantially all  of our cash and assets are located in the PRC. No transfers, dividends or other distributions were made from our subsidiaries to our holding company or investors outside of the PRC during the fiscal years ended September 30, 2025 and 2024. The transfer of funds among PRC companies are subject to the Provisions on Private Lending Cases, which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not prohibit cash transfers among the PRC company’s subsidiaries. As of the date of this annual report, we have not been notified of any restrictions which could limit our PRC subsidiaries’ ability to transfer cash to another PRC subsidiary. However, there are limitations on our ability to transfer cash between us and our U.S. investors where dividend distribution to our foreign investors shall be reviewed by a bank designated by SAFE that processes outward remittance of profits, including but not limited to the resolution of the board of directors of such PRC institution on distribution of profits, original tax recordation form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax recordation form with the actual remittance amount and remittance date of the profits. Upon review and approval by the designated bank, Sichuan Shanyou may remit dividends to Shanyou HK and Wufang Boyuan may remit dividends to WF Nevada, unless the PRC government temporarily introduces relevant policies that prevent Sichuan Shanyou or Wufang Boyuan from remitting dividends to Shanyou HK or WF Nevada, respectively, in a timely manner.

Based on the advice of our counsel as to Cayman Islands law, Maples and Calder (Hong Kong) LLP, there are no limitations imposed by Cayman Islands law on WF’s ability to transfer cash or pay dividends or other distributions in cash to shareholders, other than as set out under Item 8. Financial Information-8.A. Consolidated Statements and Other Financial Information-Dividends . Among WF and its subsidiaries, cash can be transferred from WF and its subsidiary, Shanyou HK as needed in the form of capital contributions or shareholder loans, as the case may be, to the PRC subsidiaries as we are permitted under the PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We believe, as of the date of this annual report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Further, to the extent cash or assets in our business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “-Risks Related to Ownership of our Ordinary Shares -You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman holding company.

Approval of the CSRC or other PRC government authorities may be required in connection with our future offerings under PRC law, and if required, we cannot predict whether or for how long we will be able to obtain such approval.

On February 17, 2023, the CSRC published the Trial Measures, which became effective on March 31, 2023. The Trial Measures lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in mainland China appointed by the issuer and such filing obligation shall be completed within three business days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing should include at least the following: report, commitment from issuer and securities company, the resolutions, shareholding structure chart and control structure chart, the information of issuer and intermediary project team members, Chinese legal opinion and commitment of Chinese counsel, the prospectus, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable). The filing materials required for the consequent offering are similar to those for an initial public offering, including the report (detailing development subsequent to the prior filing), commitment from issuer and securities company (if securities company engaged), the resolutions, shareholding structure chart and control structure chart, the information of issuer and intermediary project team members, Chinese legal opinion and commitment of Chinese counsel.

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

We have notified substantial beneficial owners of our shares who we know are PRC residents of their filing obligation, and are aware that all substantial beneficial owners have completed the necessary registration with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, it is unclear how the SAFE Circular 37, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and who participate in any share incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of share options and the purchase or sale of shares and interests. In the event we adopt an equity incentive plan, our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who are granted options or other awards under the equity incentive plan will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of financings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

WF is an offshore holding company conducting its operations in China through our PRC subsidiaries. We may make loans to PRC subsidiaries subject to the approval from or filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our subsidiaries in China.

Any loans to Sichuan Shanyou or Wufang Boyuan, each of which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Sichuan Shanyou or Wufang Boyuan to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprise or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering and future offerings, to Sichuan Shanyou or Wufang Boyuan, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. The interpretation and implementation of Circular 28 in practice are still subject to substantial uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to PRC subsidiaries in or future capital contributions by us to Sichuan Shanyou or Wufang Boyuan. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering or to be received from our future offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

We rely on dividends and other distributions on equity paid by our subsidiaries for our offshore cash and financing requirements  , including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. The laws, rules and regulations applicable to our PRC subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of September 30, 2025, 2024 and 2023, these restricted net assets are the paid-in-capital and statutory reserves of Shanyou HVAC, which amounted to approximately $2.1 million, $2.1 million, and $2.0 million, respectively. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Limitations on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, paying dividends to our shareholders or otherwise fund and conduct our business.

Our PRC subsidiaries primarily generate all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us through Sichuan Shanyou or Wufang Boyuan. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by the SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Item 4. Information on the Company - A. History and development of the company-Regulations- Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

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

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance and housing provident fund. The amounts of our contributions for our employees under such benefit plans are calculated based on certain percentage of salaries, including bonuses and allowances, up to a maximum amount specified by the local government from time to time at locations where we operate. In the fiscal years ended September 30, 2025, 2024 and 2023, Shanyou HVAC and Wufang Boyuan did not make full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations. As of the date of this annual report, we have not received any notice from the local authorities or any claim or request from the relevant employees that require us to make payments or impose upon us administrative penalties for insufficient contributions. We have made aggregate provisions of approximately $0.1 million, $0.1 million and $0.1 million in our consolidated statements of operations and comprehensive (loss) income for the shortfall in our social insurance and housing provident fund contributions for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

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

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, trading in our ordinary shares may be prohibited under the HFCA Act if the PCAOB later determines that it cannot inspect or investigate our auditor completely, and as a result Nasdaq may determine to delist our ordinary shares.

In addition, the Consolidated Appropriations Act, which was enacted on December 29, 2022, amends the HFCA Act by decreasing the number of non-inspection years from three years to two.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections. The PCAOB currently has access to inspect the working papers of our auditor. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

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

Our dependence on a small number of major customers poses a significant risk to our business operations and financial performance. In the fiscal years ended September 30, 2025, 2024, and 2023, our top three customers accounted for approximately 65.3%, 51.2%, and 49.2% of our total revenue, respectively. While we have entered into strategic cooperation agreements with some of these customers, they are under no obligation to continue providing us with business in the future, and the level of business may not be comparable to that in the past, if at all.

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

For the fiscal years ended September 30, 2025, 2024 and 2023, our revenue amounted to approximately $13.4 million $15.5 million, and $15.3 million, respectively, while our gross profit amounted to approximately $1.2 million, $2.9 million, and $3.1 million (representing gross profit margin of approximately 8.8%, 18.6%, 20.2%, respectively). We generated net loss of approximately $3.3 million for the fiscal year ended September 30, 2025 (representing net loss rate of approximately 24.5%), and net income of approximately $1.0 million and $1.5 million for the fiscal year ended September 30, 2024 and 2023 (representing net profit margin of approximately 6.2% and 9.9%), respectively.

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

Our ability to achieve or maintain profitability is also affected by market developments and competition. There is no assurance that the number of HVAC services projects in Chengdu and Sichuan region will not decrease in the future. For instance, an economic downturn in southwestern part of China where we concentrate our services may hold up construction plans in the region. Further, there is no assurance that increasing industry competition will not occur in the property development market which may drive down profit margin of downstream supply-side stakeholders such as suppliers and service providers to property developers, or that competition and downward pricing pressure in the HVAC installation services market will not intensify. Therefore, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during fiscal years ended September 30, 2025 and 2024. Our financial condition may be adversely affected by any significant decrease in our revenue and profit margins.

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

We work closely with our major suppliers to ensure smooth business operations. For the fiscal years ended September 30, 2025, 2024 and 2023, 70.0%, 38.9%, and 28.2% of our total purchase for equipment and material was allocated towards purchasing equipment from Toshiba. We take pride in our wholesale distributor qualification status obtained from Toshiba. However, our wholesale distributor contract with Toshiba is subject to early termination if we fail to maintain a certain level of sales performance.

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

We engaged subcontractors as our labor and installation team. For the fiscal years ended September 30, 2025, 2024 and 2023, subcontracting fees incurred by us amounted to approximately $1.2 million, $1.7 million, and $1.6 million, respectively. There is no assurance that we would be able to monitor the performance of these subcontractors as directly and efficiently as with our own staff. In addition, our inability to hire qualified subcontractors could hinder our ability to complete a project within the prescribed deadline.

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

We face credit risk in relation to our services and other receivables, which may result in delays or defaults in receiving payment. Our customers normally make payments within 90 days when we reach certain billing stages specified in the contracts, such billing stages include but not limited to signing of the contracts, place of purchase orders, arrival of equipment or proportional equipment installation completed. As of September 30, 2025, our accounts receivable exclusive of allowance for credit losses was approximately $3.3 million, and as of December 31, 2025, approximately $1.5 million  of this amount remained unpaid. There is no assurance that our customers will settle their invoices promptly and in full. Moreover, our customers may hold a certain percentage of each payment made to us as warranty deposit, depending on the contract terms. It is possible that such warranty deposit may not be released by our customers to us on a timely basis or in full, which could have a significant impact on our cash flow and working capital.

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

If we fail to maintain any of these qualification standards, we could lose our second-level professional contractor status and be unable to bid on certain projects or receive certain government contracts, which could have a material adverse effect on our business operations and financial performance. There can be no assurance that we will be able to maintain our qualifications. Any failure to do so could have a significant negative impact on our business and financial results. See “See “Item 4. Information on the Company - A. History and Development of the Company-Regulations - Regulations Relating to HVAC Construction and Services” for details.

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

Prior to our initial public offering, we were a private company and were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed assessment of the effectiveness of our internal control over U.S. GAAP financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting. However, in the course of preparing our consolidated financial statements included in this annual report, we identified one material weakness in our internal control over financial reporting as of and for the fiscal years ended September 30, 2025, 2024 and 2023. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

Risks Related to Ownership of Our Ordinary Shares

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our ordinary shares.

Our ordinary shares are listed on Nasdaq under the symbol “WXM.” We cannot assure you that our securities will be, or will continue to be, listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels.

On December 24, 2025, we received written notice (the “Notice”) from the Nasdaq Listing Qualifications Department of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying us that we are not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notice does not impact the listing of our ordinary shares on Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have 180 calendar days to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our ordinary shares must be at least $1.00 per share for a minimum of ten consecutive business days before June 22, 2026. In the event that we do not regain compliance within this 180-day period, we may be eligible to seek an additional compliance period of 180 calendar days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement, and provide written notice to Nasdaq of our intent to cure the deficiency during this second compliance period by effecting a reverse stock split if necessary. However, if it appears to the Nasdaq staff that we will not be able to cure the deficiency, or if we are otherwise not eligible, Nasdaq will provide notice to us that our ordinary shares will be subject to delisting. We are actively monitoring the closing bid price of our ordinary shares and evaluating available options to regain compliance with the minimum bid price requirement. There can be no assurance that we will regain compliance with Nasdaq’s minimum bid price requirements.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, which would harm the value of the shareholders’ investment, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares come within the definition of “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares have been approved for listing on Nasdaq, our ordinary shares will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case.

The trading market for our ordinary shares is very new, and consistently robust and liquid trading market may not develop or be sustained over the long term.

We only recently consummated our IPO in April 2025, and so the trading market for our ordinary shares is very new and unestablished. If a consistently robust and liquid trading market for our ordinary shares does not develop, you may not be able to sell your shares quickly or at the market price. Our ability to raise capital to continue to fund operations by selling our securities and our ability to acquire other companies or technologies by using our securities as consideration may also be impaired.

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

Certain recent initial public offerings of companies with public floats comparable to ours have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares.

In addition to the risks addressed above in “- The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors”, our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our public float may amplify the impact the actions taken by a few shareholders have on the price of our ordinary shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our ordinary shares. In addition, investors in our ordinary shares may experience losses, which may be material, if the price of our ordinary shares declines or if such investors purchase shares of our ordinary shares prior to any price decline.

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

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares.

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

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional information - Taxation - Material United States Federal Income Tax Considerations - Passive Foreign Investment Company.”

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our director and Chief Executive Officer has substantial influence over our company. Her interests may not be aligned with the interests of our other shareholders, and she could prevent or cause a change of control or other transactions.

As of the date of this annual report, Ms. Ke Chen, our director and Chief Executive Officer, beneficially owns 3,850,000 ordinary shares, approximately 44.7% of our outstanding ordinary shares.

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

Shareholders of Cayman Islands holding companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolution passed by shareholders) or to obtain copies of the register of members of these companies. The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

WF International Limited is a Cayman Islands exempted company formed on March 2, 2023, structured as a holding company and currently conducting its operations in China primarily through its PRC subsidiary, Shanyou HVAC. Our principal executive offices are located at No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road, Chengdu, Sichuan, China 610041, and our telephone number is +86 (28) 86210882. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. We started our business in the HVAC services industry in June 2009 through Shanyou HVAC.

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

On April 2, 2025, we closed the initial public offering of our ordinary shares on the Nasdaq Capital Market (the “IPO”) for aggregate gross proceeds of $5,600,000, before deducting underwriting discounts and offering expenses. The ordinary shares are listed on the Nasdaq Capital Market under the symbol “WXM.”

In April 2025, we incorporated Wufang Boyuan, in connection with our plan to explore new business opportunities in the consumer market.

Since May 2025, in light of the stagnating real estate market in China and in an effort to diversify our revenue streams, we have taken steps in identifying and investing into business opportunities outside our current business portfolio. In September 2025 , we entered into   an investment agreement with Chengdu Chaokun Sports Culture Development Co., Ltd., a PRC company (“Chaokun”) and existing shareholders of Chaokun (the “Chaokun Investment Agreement”), pursuant to which we agreed to make an advance payment of approximately $688,299   to Chaokun in form of an non-interest bearing loan, and, upon conversion of such loan into equity , we will receive 49% equity interest in Chaokun. The conversion of the loan into equity investment is conditioned upon the satisfaction of the closing conditions under the Chaokun Investment Agreement, including, among others, (i) the completion of Chaokun’s government filings including foreign currency filing and opening of relevant capital account for receipt of investment funds, and (ii) the execution of employment agreements, confidentiality agreement, non-compete agreement and intellectual property protection agreement between Chaokun and its certain key employees. Chaokun operates an equine business in Chengdu, Sichuan. We believe  Chaokun has a business with growth potential, as it’s one of the few companies  in Southwest China with an international standard equestrian venue and a full service line including network of suppliers and related service providers (such as event operation, equestrian training, horse boarding and sales). We may make further investment to Chaokun or other business opportunities that our management and board believe are suitable for our growth. We collaborated with certain third party advisory service provider in the transactions and may enter into an engagement letter.

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

Company	License/Permission	Issuing Authority	Validity

Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd	Business License	Chengdu Market Supervision and Administration Bureau	Long term

Chengdu Shanyou HVAC Engineering Co., Ltd.	Business License	Chengdu Wuhou District Administrative Examination and Approval Bureau	Long term

	Safety Manufacturing License	Department of Housing and Urban-Rural Development of Sichuan Province	December 11, 2025 to December 11, 2028

	Construction Industry Enterprises Qualification Certificate	Department of Housing and Urban-Rural Development of Sichuan Province	Expiring on November 29, 2029

Chengdu Wufang Boyuan Innovation Technology Co., Ltd.	Business License	Chengdu Market Supervision and Administration Bureau	Long term

As advised by our PRC counsel, Yuan Tai Law Offices, except for the filing with the CSRC for our initial public offering as required by the Trial Measures, which was completed in April 2024, and the filing in connection with the 2025 Registered Direct Offering which has been submitted to CSRC on November 11, 2025 and is now under reviewing by CSRC, neither we nor any of our subsidiaries is currently required to obtain regulatory approval from Chinese authorities for the listing and offering in the U.S. under any existing PRC law, regulations or rules, including from the CSRC, CAC, or any other relevant Chinese regulatory agencies that is required to approve our operations in China. However, the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

The chart below summarizes our corporate structure as of the date of this annual report:

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Such information can also be found on our website at https://wf.international/sec-filings/.

4B. Business Overview

WF is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts substantially all of its operations through its PRC subsidiaries, primarily Shanyou HVAC.

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

Our current primary focus is on collaborating with property development companies that offer high-end fully furnished homes and pursuing contracts for industrial projects. We provide these clients with comprehensive electromechanical solutions, including the provision of supply, installation, fitting-out and maintenance services, for HVAC systems, floor heating systems and water purification systems. This approach has positioned us as an integrated supplier of both electromechanical products and installation services. Generally, we do not keep any inventories as our materials and equipment are purchased and consumed on a project-by-project basis. Suppliers of goods and services to our company mainly include: (i) suppliers of equipment of air-conditioning, fresh air ventilation, floor heating systems and water purification systems and related materials; and (ii) suppliers of subcontract services on our equipment and materials. In executing our projects, we are generally responsible for the planning of the engineering works, arrangement of direct labor and subcontractors, sourcing of materials and equipment, work supervision and quality control, and ensuring compliance with the customers’ requirements. We primarily subcontract the installation and fitting-out works of HVAC systems to our subcontractors, and we rely on the expertise of our in-house project team to ensure work quality that meets customer expectations and prescribed timelines. Our in-house team oversees engineering quality, procures equipment and materials, communicates with clients, handles project settlement, and controls costs. Further details of our suppliers are set out in the paragraphs headed “-Our Suppliers”.

We are driven by an experienced management team. Led by our CEO, Ke Chen, our business operation has formed a strong customer base in Chengdu and has expanded to neighboring cities including Meishan City and Mianyang City in Sichuan Province, Haikou in Hainan Province, and Chongqing, China. With the expansion of our customer base, the demand for our services has grown in recent years. We generate revenues primarily through contracting services consisting of sales of products and provision of services. During the fiscal years ended September 30, 2025, 2024 and 2023, our revenues were approximately $13.4 million, $15.5 million, and $15.3 million, respectively. We generated net loss of approximately $3.3 million, for the fiscal year ended September 30, 2025 and net income of approximately $1.0 million and $1.5 million for the fiscal year ended September 30, 2024, and 2023, respectively.

Recent Development

Initial Public Offering

On April 2, 2025, we closed the IPO for aggregate gross proceeds of $5,600,000, before deducting underwriting discounts and offering expenses. The ordinary shares are listed on the Nasdaq Capital Market under the symbol “WXM.”

Chaokun Investment

Since May 2025, in light of the stagnating real estate market in China and in an effort to diversify our revenue streams, we have taken steps in identifying and investing into business opportunities outside our current business portfolio. In September 2025, we entered into the Chaokun Investment Agreement with Chaokun and existing shareholders of Chaokun, pursuant to which we agreed to make an advance payment of approximately $688,299 to Chaokun  in form of an non-interest bearing loan, and, upon conversion of such loan into equity, we will receive 49% equity interest in Chaokun. Chaokun operates an equine business in Chengdu, Sichuan. We believe  Chaokun has a business with growth potential, as it’s one of the few companies  in Southwest China with an international standard equestrian venue and a full service line including network of suppliers and related service providers (such as event operation, equestrian training, horse boarding and sales).

Registered Direct Offering

On November 4, 2025, we entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with The Benchmark Company (“Benchmark”) and Axiom Capital Management, Inc. (“Axiom”, collectively, the “Placement Agents”), pursuant to which the Placement Agents acted, on a “reasonable best efforts” basis, as placement agents in connection with the Company’s registered direct offering of 1,720,688 Units. The Company issued to the Placement Agents warrants to purchase the ordinary shares equal to 5% of the ordinary shares sold and issued in the Offering (the “2025 Placement Agent Warrants”, and the ordinary shares to be issued upon exercise of the 2025 Placement Agent Warrants, the “2025 Placement Agent Warrant Shares”).

Under the terms of the 2025 Registered Direct Offering, we sold each Unit at an offering price of $2.00 per Unit. The Units have no stand-alone rights and were not certificated or issued as stand-alone securities. The shares and the 2025 Investor Warrants underlying the Units were immediately separated and were issued separately in this Offering. The 2025 Investor Warrants are exercisable immediately upon issuance and have an initial exercise price of $2.00 per share, subject to certain adjustments, and will expire five years from the date of issuance. The 2025 Investor Warrants also contain customary cashless exercise provision providing the holders with the ability to exercise the warrant on a “cashless basis” when and only when there is no effective registration statement registering the underlying ordinary shares. Pursuant to Section 3(i) of the 2025 Investor Warrants, on November 7, 2025, the board of directors of the Company approved the adjustment of the exercise price of the 2025 Investor Warrants from $2.00 per share to $0.75 per share, which adjustment took effect on the same date. The 2025 Investor Warrants contain ownership limitations pursuant to which a holder does not have the right to exercise any portion of their warrants if it would result in the holder (together with its affiliates) beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares.

The 2025 Placement Agent Warrants have substantially similar terms and conditions as the 2025 Investor Warrants, except that the 2025 Placement Agent Warrants have an exercise price of $2.50 per share and customary terms and restrictions, including FINRA Rule 5110(e)(1)-(2), for securities issued to placement agents as compensation.

On November 6, 2025, we closed the 2025 Registered Direct Offering (the “2025 Registered Direct Offering”) and received net proceeds of approximately $2.9 million, after deducting placement agents’ fees and expenses of approximately $0.5 million.

Our Revenue Models

We provide comprehensive supply, installation, fitting-out, and maintenance services of HVAC systems, floor heating systems and water purification systems in commercial and residential markets.

We derive our income from three main sources: construction projects (including equipment sales and installation services), sales of products, and installation, maintenance and repair services. Our primary product for sales is central air conditioning for commercial clients.

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

The main products used in our central air-conditioning projects include Toshiba central air conditioning, Johnson Controls York, and Gree air conditioning. Our primary focus is on serving the business-to-business market, with a focus on high-end real estate projects. We have established strategic partnerships with leading national real estate developers to provide centralized procurement services and maintained the relationships, in some cases, for over five years, serving customers in the Southwest region of China. Our air-conditioning projects all together accounted for an aggregate of approximately 88.6%, 46.6%, and 49.0%, respectively, of our total revenues for the fiscal years ended September 30, 2025, 2024 and 2023.

The main products for our ventilation projects include American Broan and Toshiba full heat exchangers. These products are specifically tailored to meet the needs of our commercial customers involved in various construction projects, such as shopping malls, office buildings, hospitals, and factories, and property developments where the decoration is uniformly done by the property developer. Our ventilation projects accounted for an aggregate of approximately 0.4%, 0.8%, and 0.3%, respectively, of our total revenues for the fiscal years ended September 30, 2025, 2024, and 2023.

●	Floor Heating and Water Purification Systems

We are the exclusive distributor for A.O. Smith (China) Water Heater Co. Ltd. (“A.O. Smith”)’s heating and water purification system engineering projects in the Sichuan region. Building upon our existing customer base in HVAC systems, we have successfully expanded our business horizontally by offering procurement and installation services for heating and water purification systems to these existing customers. This expansion allows us to cater to the diverse needs of our clients, providing comprehensive solutions for air conditioning, heating and water purification requirements. We are also working on expanding customer bases to include other commercial project contractors and owners. Our heating and water purification projects accounted for an aggregate of approximately 3.1%, 0.7%, and 8.1%, respectively, of our total revenues for the fiscal years ended September 30, 2025, 2024, and 2023.

Product Sales

We also derive income from wholesale and retail sales of equipment, which include, but are not limited to, direct sales of air-conditioning products, air compressor equipment, water purification products and laundry machinery to high-end real estate developers, and customers not in real estate industry, such as schools, office building, canteen and factory, accounting for an aggregate of approximately 6.1%, 49.9%, and 40.2% respectively, of our total revenues for the fiscal years ended September 30, 2025, 2024, and 2023.

Installation, Maintenance and Repair Services

We also provide standalone installation, maintenance and repair services. Our customers will provide us with the HVAC systems to be installed, maintained or repaired. Our installation, maintenance and repair services accounted for approximately 1.8%, 2.0%, and 2.4%, respectively, of our total revenues for the fiscal years ended September 30, 2025, 2024, and 2023.

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

Our largest customer accounted for approximately 29.2%, 25.7%, and 18.2%, of our total revenue for the fiscal years ended September 30, 2025, 2024, and 2023, respectively. Our three largest customers collectively represented approximately 65.3%, 51.2%, and 49.2% of our total revenue for the fiscal years ended September 30, 2025, 2024, and 2023.

We acquire most of our business through the tender process. We participate in tendering through two methods: individual project tendering and joint procurement project tendering, depending on the scope and duration of the projects. During the fiscal years ended September 30, 2025, 2024 and 2023, 13.2%, 46.1%, and 63.8%, respectively, of our revenue was derived from projects on an individual project tendering basis. During the fiscal year ended September 30, 2025, 2024, and 2023, 74.9%, 44.7%, and 30.6%, of our revenue came from joint procurement project tendering, respectively.

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

Suppliers

We rely on two main types of suppliers for our operations. The first type consists of manufacturers of HVAC equipment, particularly air conditioning makers like Toshiba, and companies that provide environmental technology development and air purification equipment sales. We have established partnerships with leading brand manufacturers, including Carrier HVAC Operations (Shanghai) Co., Ltd. and Chengdu Jiulin Refrigeration Equipment Co., Ltd. Additionally, we work with companies that specialize in integrated solutions for comfortable smart home systems, such as Haoxiangjia Comfortable Smart Home Co., Ltd., and those that produce purification equipment for compressed air, such as Hangzhou Shanli Purification Equipment Co., Ltd. Our partnerships allow us to offer our clients a wide range of options for selecting HVAC systems for their facility. For the fiscal year ended September 30, 2025, we had one major supplier accounting for approximately 60.1% of our total purchases. For the fiscal year ended September 30, 2024, we had two major suppliers accounting for approximately 33.4% and 21.5%, respectively, of our total purchase. For the fiscal year ended September 30, 2023, we had two major suppliers accounting for approximately 28.1% and 23.6%, respectively, of our total purchase.

Subcontractors are also our suppliers. These subcontractors provide specialized services, such as installation, maintenance, and repair work. By partnering with these subcontractors, we are able to expand our capacity and offer a wider range of services to our clients. We carefully select our subcontractors based on their expertise, experience, and reputation in the industry. We conduct a thorough due diligence process to ensure that our subcontractors meet our high standards for quality and safety. Overall, we believe that utilizing subcontractors is a sound risk management strategy. See “Item 3. Key Information - D. Risk Factors-Risks Related to Our Business and Industry-The engagement of subcontractors to address accident-related damage risks entails potential joint liability if the subcontractor is unable to cover compensation for claims, which could have adverse effects on our business, operations, and profitability.” For the fiscal year ended September 30, 2025, we had two major subcontractors accounting for approximately 2.2% and 2.0% of our total purchases, respectively. For the fiscal year ended September 30, 2024, we had two major subcontractors accounting for approximately 1.9% and 1.9% of our total purchases, respectively. For the fiscal year ended September 30, 2023, we had two major subcontractors accounting for approximately 3.2% and 2.5% of our total purchases, respectively.

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

As part of our growth strategy, we plan to invest a portion of the proceeds from our initial public offering into hiring more experienced sales professionals with deep knowledge of the HVAC services market . With a larger and more experienced sales team, we will be better equipped to compete with other HVAC system and service providers and expand our business.

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

Air Conditioning Installation Project

Shanyou HVAC entered into a construction contract with a real estate development company on April 6, 2022, pursuant to which, Shanyou HVAC agreed to complete the air conditioning installation project initially by March 31, 2024 for a fixed price of RMB3.4 million (approximately $0.5 million), subject to adjustments to the completion date based on work progresses as determined by the customer. As of the date of this annual report, the project has been completed. Shanyou HVAC agreed to compensate the customer 0.5% of the total contract price for each day of delay not caused by force majeure events. Shanyou HVAC also provided a performance bond in the amount of RMB101,000 (approximately $14,000) to the customer, which shall be returned to Shanyou HVAC upon completion of the project. The customer is entitled to withhold 5% of the total contract price for a warranty period of two years from the date that it delivers the completed real estate property units to the purchasers as a warranty deposit. Upon expiration of the warranty period, Shanyou HVAC is entitled to the refund of the warranty deposit upon the customer’s confirmation in writing that there are no quality issues and any related claims.

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

However, we believe we effectively compete with our competitors in terms of the following principal competitive factors in our industry:

●	high-quality, energy-efficient, and eco-friendly HVAC systems;

●	comprehensive solutions catering to different customer needs and budgets;

●	skilled technicians and subcontractor teams for proper installation, maintenance, and repair;

●	use of new technologies to improve performance and energy efficiency;

●	investment in research and development for innovation;

●	strong relationships with long-term customers and suppliers; and

●	compliance with environmental laws and regulations for safety and protection.

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

Regulations Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2023, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the Negative List, promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, on September 6, 2024 and took effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2025 version), or the 2025 Encouraged Industry Catalogue, promulgated by the MOFCOM on December 15, 2025 and will take effect on February 1, 2026. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. The HVAC services industry is not on the Negative List and therefore we are not subject to any restriction or limitation on foreign ownership.

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

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and goes through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

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

Sichuan Shanyou Zhiyuan Business Information Consulting Co. Ltd. and Wufang Boyuan, our wholly foreign owned subsidiaries, each as a foreign invested entity, and Shanyou HK and WF International Nevada LLC, each as a foreign investor, are required to comply with the information reporting requirements under the Foreign Investment Law the Implementing Rules and the Information Reporting Measures for Foreign Investment and are in full compliance.

Regulations on Dividend Distributions

The principal laws, rules and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Under the Administrative Regulations on the Work Safety of Construction Projects, promulgated by the State Council on November 24, 2003 and implemented as of February 1, 2004, a construction undertaking entity engaged in the activities of construction of new buildings, the expansion, the rebuilding and the demolishment of buildings shall meet the requirements regarding the registered capital, professional technical personnel, technical equipment and work safety as provided for by the state, shall obtain the qualification certificate of corresponding grade, and shall undertake projects within the licensed scope under its qualification grade. The major person-in-charge of a construction undertaking entity shall be responsible for the overall work safety of the entity. A construction undertaking entity shall establish and perfect the work safety responsibility system and the work safety education and training system, shall formulate work safety rules and operational procedures, shall guarantee the investment fund necessary for the work safety of the entity, shall conduct regular and special examinations on the construction projects undertaken by itself, and shall note down the safety check results. The position of the person-in-charge of a project shall be taken by a person with corresponding professional qualifications. He shall be responsible for the work safety of the construction project, implement the work safety responsibility system and the work safety rules and regulations, and the operational procedures, shall eliminate the potential risk of work safety accident, and shall timely and faithfully report the information about any work safety accident. A construction undertaking entity shall establish a work safety management institution and equip it with full-time work safety management personnel. The person-in-charge of the construction undertaking entity, the person-in-charge of a project, the full-time work safety management personnel shall be subject to the evaluation of the administrative department of construction or other relevant departments, only those determined as qualified may take the position. A construction undertaking entity shall buy accidental injury insurance for the employees engaged in dangerous jobs on the construction site.

Shanyou HVAC is now holding the qualification of the second-class professional construction of building mechanical and electrical installation engineering . According to the Qualification Standards of Construction Enterprises, The second-class construction qualification criteria are as follows: (1) the net assets of the enterprise shall at least be 10 million renminbi; (2) Main personnel of the enterprise shall include: 1) no less than 8 registered builders in mechanical and electrical engineering, including no less than 2 registered builders in the first class; 2) the technical person in charge has more than 8 years of experience in engineering construction technology management, and has an intermediate or above professional title in mechanical and electrical engineering related majors or a first-class registered construction engineer qualification in mechanical and electrical engineering. There are no less than 10 persons with intermediate or above professional titles in mechanical and electrical engineering related majors, and the majors are complete; 3) no less than 15 construction site management personnel with certificates, and there are complete personnel such as construction personnel, quality personnel, safety personnel, mechanics, material personnel, and data personnel; 4) no less than 30 intermediate or above skilled workers such as mechanical equipment installers, electricians, plumbers, ventilators, welders and other intermediate workers who have passed the assessment or training. (3) Enterprise engineering performance record: In the past 5 years, the enterprise has undertaken 2 construction mechanical and electrical installation projects with a single contract amount of more than 8 million renminbi, and the project quality is qualified.

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

On December 30, 2025, the Ministry of Finance and the State Taxation Administration issued the “Announcement on the Value-Added Tax Policy for Individuals Selling Houses,” clarifies that individuals selling houses purchased for less than two years will be subject to a 3% collection rate on the full amount for value-added tax purposes. For individuals selling houses purchased two years or more, the value-added tax will be exempted. The above announcement will take effect from January 1, 2026.

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

On September 12, 2025, the SAFE promulgated the Circular on Deepening Reforms on Management of Foreign Exchange for Cross-border Investment and Financing, which optimized the policy on income payment under the capital account. Use of foreign exchange incomes of capital account shall follow the principles of authenticity and self-use and shall not be used for the following purposes: (i) directly or indirectly used for expenditures prohibited by laws and regulations; (ii) unless otherwise explicitly stipulated, directly or indirectly used for securities investment or other investment and wealth management products except for financial products with a risk rating not higher than level two and structured deposits; and (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope.

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

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times the market interest rate quoted for one-year loan at the time the private lending contracts were entered into. The Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations.

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

On October 17, 2017, SAT issued the SAT Circular 37, which took effect on December 1, 2017 and was amended on June 15, 2018. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

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

On December 25, 2024, the Law on Value-Added Tax of the People’s Republic of China (the “VAT Law”) was promulgated and took effect on January 1, 2026. The VAT Law has refined, improved and adjusted relevant provisions on value-added tax on the basis of keeping the current tax framework and the tax burden generally unchanged.

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

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether the offerings like our initial public offering are subject to the M&A Rules; and (ii) we established our PRC subsidiaries, Sichuan Shanyou and Wufang Boyuan, by means of direct investment rather than by merger with or acquisition of PRC domestic companies   and at the time of the acquisition of 5% equity interests of Shanyou HVAC by Sichuan Shanyou, Sichuan Shanyou was ultimately owned by an unrelated foreign individual and the acquisition was not an acquisition of a PRC domestic enterprise by an offshore special purpose vehicle defined under the M&A Rules. However, the interpretation and application of the regulations remain unclear, and our initial public offering may ultimately require approval from the CSRC under the M&A Rules. If CSRC approval under the M&A Rules is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining such CSRC approval for our initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies .

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

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when applicable government registration and approval/filing requirements have been satisfied.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

4C. Organizational Structure

For descriptions of our organizational structure and subsidiaries as of the date of this annual report, please see “- A. History and Development of the Company.”

4D. Property, Plants and Equipment

Properties We Own

As of the date of this annual report, we hold beneficial and underlying legal interests in two apartments, each with approximately 97 square meters, in Chengdu, Sichuan. The real estate ownership certificates for these apartments are currently undergoing application and registration procedures with the relevant government authorities.

In July 2024, Shanyou HVAC entered into two settlement agreements, each with a third-party real estate developer who was a customer of Shanyou HVAC, and an employee of, to settle the outstanding project service fees owed to Shanyou HVAC by this customer. Pursuant to these agreements, the two employees purchased two apartments from the real estate developer, and the purchase prices were satisfied by offsetting a portion of the customer’s accounts owed to Shanyou HVAC for unpaid project service fees. The employees entered into entrustment agreements with Shanyou HVAC, pursuant to which each employee acknowledges that Shanyou HVAC is the sole owner of the apartment and agrees to hold legal title solely as a nominee, for the exclusive use and benefits of the Company.

Leased Property

The following table sets forth certain information relating to our leased facilities as of the date of this annual report.

Land/Property User	Location	Size (Square Meters)	Term	Primary Use
Chengdu Shanyou HVAC Engineering Co., Ltd	477 Wanxing Road, Building 7, Unit 1, Floors 11-19, Longxi Center, Wuhou District, Chengdu City, Sichuan Province	485.12 square meters	August 1, 2021 to July 31, 2026	Office

Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd.	477 Wanxing Road, Building 7, Unit 1, Floors 11-19, Longxi Center, Wuhou District, Chengdu City, Sichuan Province	73.84 square meters	April 20, 2023 to April 19, 2028	Office

Chengdu Wufang Boyuan Innovation Technology Co., Ltd.	Room 1601, 1602, 1603, 1604, 1605 and 1612, Tower A, Shihao Building, 1098 Middle Section of Jiannan Avenue, High-Tech Zone, Chengdu City, Sichuan Province	1,013.43 square meters	April 1, 2025 to March 31, 2028	Office

We believe our existing properties are adequate for current operational needs, but we may seek additional space to accommodate our future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Item 3. Key Information - D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

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

We primarily serve commercial clients. We work with property development companies that offer high-end fully furnished homes, and companies beyond real estate sector, such as manufactories in new energy industry, providing them with comprehensive HVAC related electromechanical solutions. During the second half of fiscal year of 2025, as an authorized service provider for brands including Toshiba and Carrier, we commenced offering HVAC systems services to individual customers, encompassing, providing their repair, replacement and cleaning services. By offering such comprehensive solutions for HVAC systems, floor heating systems and water purification systems, we have positioned ourselves as an integrated supplier of electromechanical products and installation services.

We, through our subsidiaries, primarily engage in three business lines: HVAC system installation and servicing projects, air conditioner sales, and other customized services. We generate revenues primarily from supply, installation, fitting-out and maintenance services for HVAC systems for commercial residential buildings and new factory construction ventures.

We were negatively impacted by an overall weakening of the real estate industry as a result of strict financial regulations issued for real estate developers since the second half of 2020 and declined sales of new residential properties in China since the second quarter of 2023. In response, Chinese authorities introduced a series of easing measures in 2024, including lifting purchase restrictions in select cities such as Chengdu, Hangzhou, and Xi’an and lowering the minimum down payment for first-time buyers to 15%, aimed at reducing housing inventory and restoring market confidence. Since the fourth quarter of 2024, new home sales in major cities have shown sustained recovery with resale transactions of residential properties rising rapidly. As a result, we experienced a temporary recovery in revenue growth in our ongoing projects in the real estate sector for the first half of fiscal year 2025, as some of our real estate developer clients accelerated construction schedules to close ongoing projects to capitalize on improving market conditions. However, our performance inevitably was impacted by decelerating new property development investments in China. In addition, continued global market turbulence and declining consumer spending, including home purchases, as well as slowdown in China’s economic growth in 2025, have intensified competition for new construction projects. As a result, our profitability of construction projects has been adversely affected by weaker demand for new residential construction, increased competition leading to lower contract prices, and a significant amount of out-of-scope work that cannot be fully recovered due to customers’ budget constraints. As a result, our revenue decreased by approximately $2.1 million, or 13.7%, from approximately $15.5 million for the fiscal year 2024 to approximately $13.4 million for the fiscal year 2025. Our gross profit margin decreased from 18.6% for the fiscal year 2024, to 8.8% for the fiscal year 2025.

While the PRC government has adopted and may adjust its measures or adopt new measures in the future seeking to support the healthy development of the real estate market in China, the government policies significantly impacted the residential real estate market in recent years. Currently, our company primarily serves local real estate developers in the Sichuan-Chongqing region of China. Most of these developer customers have focused on in-depth and long-term developments within a single city as compared to aggressive expansions undertaken by the large real estate developers in China, which have struggled with their financial conditions and some of which have filed for bankruptcy, including the one filed by Evergrande Group, one of China’s largest property developers. The financial difficulties faced by some of our smaller-scale real estate customers led to cancellation of projects, delay in project settlements and default on payments. As a result, we recognized credit and impairment losses of approximately $1.0 million for the fiscal year 2025. We incurred net loss of approximately $3.3 million, from a net profit of approximately $1.0 million for the fiscal year 2024.

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

Despite of the persistent macroeconomic headwinds, China’s residential real estate market is undergoing a transition from basic housing demand dominance to upgrade-driven consumption with affluent investors prioritizing capital preservation and functional enhancement on trophy assets.  This accelerates luxury property development investment, benefiting premier HVAC service providers for brands like Toshiba and Carrier, and we are a key supplier in this segment. In order to navigate the market with coexisting challenges and opportunities, we have taken measures to support our sustainable and steady growth, including: (i) stricter client vetting in real estate to prevent default risk; (ii) active collaboration with clients outside of the real estate industry; (iii) on-going exploration into the consumer market, taking advantage of the huge consumer population base and the sales opportunity brought by the renovation of old urban residential areas to improve the quality of living environment, as well as the recovery of the real estate sector, especially luxury property development investment; and (iv) strategically diversifying our investment portfolio to capitalize on growth opportunities, driving future performance and sustainable profit generation.

In April 2025, we incorporated Chengdu Wufang Boyuan Innovation Technology Co., Ltd., a limited liability company organized under the laws of China and as a wholly-owned subsidiary of WF Nevada, in connection with our plan to explore new business opportunities in the consumer market.

For more information on our investment into Chaokun, please see “Item 4. Information on The Company 4B. - Business Overview - Recent Development – Chaokun Investment.”

Our Backlog

We used backlog to measure revenues that we expect to recognize from work that has yet to be performed on uncompleted contracts and from work that has been contracted but has not started. We believe backlog improves our ability to forecast future results and identify operating trends that may not otherwise be apparent. While all of our backlog is supported by contracts from customers, backlog is not a guarantee of future revenues, as contractual commitments may change and our performance may vary. Not all of our work is performed under contracts included in backlog; such as other customized services on an as-needed basis. The following table provides a summary of changes in our backlog for the fiscal years ended September 30, 2025, 2024 and 2023:

	For the Fiscal Year Ended September 30, 2025
	Real estate sector	Sectors beyond real estate	Total

Backlog as of September 30, 2024	$14,957,003	$3,342,165	$18,299,168
Project awards	4,219,325	220,236	4,439,561
A project cancellation(1)	(351,515)	—	(351,515)
Revenue recognized for the year	(12,549,477)	(848,316)	(13,397,793)
Exchange rate effect	(327,065)	(55,854)	(382,919)
Backlog as of September 30, 2025	$5,948,271	$2,658,231	$8,606,502

	For the Fiscal Year Ended September 30, 2024
	Real estate sector	Sectors beyond real estate	Total

Backlog as of September 30, 2023	$15,121,318	$478,267	$15,599,585
Project awards	9,040,376	9,799,336	18,839,712
A project cancellation(1)	(1,265,967)	—	(1,265,967)
Revenue recognized for the year	(8,506,377)	(7,017,882)	(15,524,259)
Exchange rate effect	567,653	82,444	650,097
Backlog as of September 30, 2024	$14,957,003	3,342,165	18,299,168

	For the Fiscal Year Ended September 30, 2023
	Real estate sector	Sectors beyond real estate	Total

Backlog as of September 30, 2022	$18,445,451	$1,701,089	$20,146,540
Project awards	5,933,969	5,212,638	11,146,607
Revenue recognized for the year	(8,883,974)	(6,425,391)	(15,309,365)
Exchange rate effect	(374,128)	(10,069)	(384,197)
Backlog as of September 30, 2023	$15,121,318	478,267	15,599,585

(1)	The cancellation of air-conditioning provision and installation for residential property development projects in Chengdu, China, due to the developers’ financial constraints.

It is standard industry practice to grant our clients termination rights in the contracts. These rights typically allow clients to terminate the contracts if we are unable to fulfill our contractual obligations or breach material terms of the contracts, including but not limited to, significant delays in delivery of products or services, failure to meet technical and/or quality requirements, or unauthorized subcontracting. As of September 30, 2025, the value of our backlog subject to termination rights was approximately $7.8 million.

Key Factors Affecting Our Operating Results

Substantially all of our operations and our assets are located in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic growth, market competition, and political and regulatory environments.

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

Demand for private residential real estate in China expanded steadily for decades supported by the increase in permanent urban residents prior to 2024. However, homebuying sentiment in China has historically been cyclical and sensitive to macroeconomic conditions, credit availability, and policy changes, resulting in periodic volatility and fluctuations in transaction volume and prices. In recent years, the real estate industry has been in decline, and sales in most cities have not yet rebounded, notwithstanding substantial policy measures aimed at halting the downturn and restoring stability.

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

Construction activities in PRC

Our current focus lies in providing, installing, and servicing HVAC systems for property development projects in the PRC. The size of our projects varies depending on the corresponding scale of our customers’ property development ventures. For the fiscal year ended September 30, 2025 and 2024, our revenue generated from real estate property development projects was approximately $12.5 million and $8.5 million, respectively, representing approximately 93.7% and 54.8% of our total revenue. It is important to note that changes in construction activities, especially in relation to real estate property development in the PRC, can significantly impact the demand for our services and products, thereby affecting our business and financial performance. In addition, as we actively collaborate with clients outside of the real estate industry, the demand for our services is driven by the development of commercial, industrial and infrastructure projects. The timing, size and nature of these projects will, on the other hand, be determined by a number of factors such as the Chinese government’s spending budget on construction projects and the general conditions and prospects of the local economy.

Equipment costs and subcontracting fees

Equipment costs are costs of procurement of equipment that is used by us for our HAVC system installation and servicing projects, and air conditioner sales. Depending on project scale, specific technical requirements, required completion timeframe and our manpower availability, we may engage subcontractors to assist us in completing on-site work. Therefore, our subcontracting fees consist of payments made to those subcontractors and may vary depending on the project size, level of involvement and the complexity of work. Our subcontracting fees constitute a significant portion of our total cost of sales, at 12.9%  and 13.4% for the fiscal years ended September 30, 2025 and 2024, respectively. Fluctuation in equipment costs and subcontracting fees may affect our gross margins. After securing projects, subcontracting fees and equipment costs may fluctuate from initial estimations during the tendering stage. If subcontracting fees or costs for equipment increase unexpectedly to the extent that our Company incurs substantial extra costs without sufficient compensation or an increase in project revenue, our financial performance and profitability will be adversely affected.

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

For the Fiscal Years Ended September 30, 2025 and 2024

	For the Fiscal Year Ended September 30,
				Percentage
	2025	2024	Change	Change
Revenues	$13,397,793	$15,524,259	$(2,126,466)	(13.7)%
Cost of revenues	(12,224,851)	(12,639,984)	415,133	(3.3)%
Gross profit	1,172,942	2,884,275	(1,711,333)	(59.3)%
Selling expenses	(34,392)	(34,766)	374	(1.1)%
General and administrative expenses	(4,008,039)	(795,620)	(3,212,419)	403.8%
Impairment losses	(1,999)	(656,253)	654,254	(99.7)%
Income (loss) from operations	(2,871,488)	1,397,636	(4,269,124)	(305.5)%
Other expenses, net	(134,759)	(54,267)	(80,492)	148.3%
Income taxes provision	(281,860)	(380,629)	98,769	(25.9)%
Net (loss) income	$(3,288,107)	$962,740	$(4,250,847)	(441.5)%

Revenues

Our revenues are derived from projects, products and services. Total revenues decreased by approximately $2.1 million, or 13.7%, to approximately $13.4 million for the fiscal year ended September 30, 2025, compared to approximately $15.5 million for the fiscal year ended September 30, 2024.

Our revenues from our revenue categories are summarized as follows:

	For the Fiscal Year Ended September 30,
	2025	2024	Change	Change (%)
Revenues
Revenue - projects	$12,339,392	$7,467,346	$4,872,046	65.2%
Revenue - products	811,812	7,748,444	(6,936,632)	(89.5)%
Revenue - services	246,589	308,469	(61,880)	(20.1)%
Total revenues	$13,397,793	$15,524,259	$(2,126,466)	(13.7)%

Revenue from projects

Revenue from HVAC provision, installation and servicing projects in the fiscal year ended September 30, 2025 increased by approximately $4.9 million, compared to the fiscal year ended September 30, 2024. The increase was mainly attributable to the acceleration of construction schedules for ongoing projects by some of our real estate developer clients leveraging the recovery of new home sales.

Revenue from sales of products

Revenue from HVAC systems sales during the fiscal year ended September 30, 2025 decreased by approximately $6.9 million, or 89.5%, compared to the fiscal year ended September 30, 2024. The decrease is attributable to the following factors: (i) continued turbulence in global trade as well as declining consumer spending have constrained the expansion of China’s industrial production capacity, limiting our ability to secure incremental industrial construction projects; and (ii) a decline in the number of new real estate engagements obtained during this year, as the real estate developers adopted a more cautious stance with new investment.

Revenue from services

Revenue from installation, maintenance and repair services remained stable, decreased by approximately $62,000 for the fiscal year ended September 30, 2025 compared to the fiscal year ended September 30, 2024, due to a decrease in orders received from long-term customers as they faced budget constraints and cost reduction initiatives.

Cost of Revenues

Total cost of revenues decreased by approximately $0.4 million, or 3.3%, to approximately $12.2 million for the fiscal year ended September 30, 2025, compared to approximately $12.6 million for the fiscal year ended September 30, 2024. The decrease in the cost of revenues is mainly due to decreased gross margin of projects and generally in line with the decline in our revenue.

Our cost of revenues for different revenue categories is summarized as follows:

	For the Fiscal Year Ended September 30,
	2025	2024	Change	Change (%)
Cost of Revenues
Cost of revenue - projects	$11,339,101	$5,697,177	$5,641,924	99.0%
Cost of revenue - products	669,855	6,659,702	(5,989,847)	(89.9)%
Cost of revenue - services	215,895	283,105	(67,210)	(23.7)%
Total cost of revenues	$12,224,851	$12,639,984	$(415,133)	(3.3)%

Our cost of revenues for projects increased by approximately $5.6 million, or 99.0%, from approximately $5.7 million for the fiscal year ended September 30, 2024 to approximately $11.3 million for the fiscal year ended September 30, 2025. The increase in project costs was greater than the increase in project revenue due to reasons more fully described under “— Gross Profit” below.

Our cost of revenues for products decreased by approximately $6.0 million, or 89.9%, to approximately $0.7 million for the fiscal year ended September 30, 2025, from approximately $6.7 million for the fiscal year ended September 30, 2024. The decrease in cost of revenues for products is consistent with the decrease of 89.5% in our product sales.

Our cost of revenues for services decreased by approximately $67,000, or 23.7%, to approximately $0.2 million for the fiscal year ended September 30, 2025, from approximately $0.3 million for the fiscal year ended September 30, 2024. The decrease in the cost of revenues for services is aligned with the decrease in our service revenues.

Gross Profit

Our gross profit decreased by approximately $1.7 million, or 59.3%, from approximately $2.9 million for the fiscal year ended September 30, 2024 to approximately $1.2 million for the fiscal year ended September 30, 2025. For the fiscal year ended September 30, 2025 and 2024, our overall gross margin was 8.8% and 18.6%, respectively.

Our gross profit and gross profit margin for different revenue categories are summarized as follows:

	For the Fiscal Year Ended September 30,
	2025	2024	Change/%
Projects
Gross profit	$1,000,291	$1,770,169	(769,878)
Gross profit margin	8.1%	23.7%	(15.6)%

Products
Gross profit	$141,957	$1,088,742	(946,785)
Gross profit margin	17.5%	14.1%	3.4%

Services
Gross profit	$30,694	$25,364	5,330
Gross profit margin	12.4%	8.2%	4.2%

Total
Gross profit	$1,172,942	$2,884,275	(1,711,333)
Gross profit margin	8.8%	18.6%	(9.8)%

The gross profit for projects decreased by approximately $0.8 million during the fiscal year ended September 30, 2025 compared with that during the fiscal year ended September 30, 2024. The gross profit margin for projects decreased from 23.7% for the fiscal year ended September 30, 2024 to 8.1% for the fiscal year ended September 30, 2025. The decrease in gross profit margin was attributable to the following factors:

(i)	costs incurred for terminated project and change orders cannot be recovered in the current year, resulting in losses on certain projects during the fiscal year ended September 30, 2025;

(ii)	increased bidding competition leading to lower contract prices and compressed project margins;

(iii)	higher labor costs on certain mid-scale projects, as fragmented work sequences reduced productivity; and

(iv)	elevated labor costs on projects in newly entered cities, such as Chongqing, due to supply chain disruptions such as increased difficulties in securing reliable subcontractors.

The gross profit for sales of products decreased by approximately $0.9 million for the fiscal year ended September 30, 2025 compared with the fiscal year ended September 30, 2024. The gross profit margin for sales of products increased from 14.1% for the fiscal year ended September 30, 2024 to 17.5% for the fiscal year ended September 30, 2025. This margin improvement was primarily attributable to the completion in fiscal year 2024 of certain contracts with new industrial customers that carried lower margins; no comparable contracts were performed during fiscal year 2025.

The gross profit margin for services increased by 4.2%, from 8.2% in the fiscal year ended September 30, 2024 to 12.4% during the fiscal year ended September 30, 2025. This improvement was primarily due to the commencement of repair, replacement and cleaning services provided to individual customers. These services are generally with high profit margin.

General and Administrative Expenses

General and administrative expenses increased by approximately $3.2 million, or 403.8%, for the fiscal year ended September 30, 2025 compared to the fiscal year ended September 30, 2024. The increase was mainly due to (i) increased employment costs after the IPO, as we started to pay our executive officers and directors, and recruited more staff; (ii) increased administrative expenses including rentals, travel expenditure and others, along with the expansion of ongoing operations and exploration of new business opportunities; (iii) an increase in the professional service fees amounting to approximately $1.5 million for our professional services including legal, audit and consultation services; and (iv) a provision of approximately $1.0 million in credit impairment losses during the fiscal year 2025, comparing to a recovery of previously recognized credit impairment losses of $0.2 million during the fiscal year 2024 attributable to the recovery of historically written-off receivables. The increase in credit impairment losses is due to the delay in project settlements with certain of our real estate customers, to whom we have maintained close communication with them or taken necessary actions to recover outstanding payments.

Impairment Losses

Impairment losses for the fiscal year ended September 30, 2024 were approximately $0.7 million, representing the provision of impairment loss for contract fulfilment costs, as we expected no further economic benefits from the use or disposal of such contract fulfilment costs. No such event occurred during the fiscal year 2025, therefore a decrease of approximately $0.7 million in impairment losses presented.

Other Expenses, Net

Other expenses, net, increased by approximately $80,000, or 148.3%, which was mainly due to the other income amounting to $98,000 from a refundable liability paid by our former customer that was not required to be refunded by us during fiscal year 2024, while no similar situation occurred in the fiscal year 2025.

Income Taxes Provision

Our income tax expense for the fiscal year ended September 30, 2025 decreased by approximately $0.1 million compared to that for the fiscal year 2024. The decrease was mainly due to decreased taxable income for the fiscal year 2025. The decrease was offset by a valuation allowance against deferred tax assets in deferred tax expenses of approximately $0.3 million, where we assessed that the deferred tax assets are more likely not to be realized.

Net (Loss) Income

As a result of the combination of factors discussed above, we generated a net loss of approximately $3.3 million for the fiscal year 2025, from a net income of approximately $1.0 million for the fiscal year 2024.

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

Revenue from projects

Revenue from HVAC provision, installation and servicing projects in the fiscal year ended September 30, 2024 decreased by approximately $1.3 million, or 15.1%, compared to the fiscal year ended September 30, 2023. The decrease was mainly due to (i) the decreased revenue from clients in real estate sector as a result of a slowdown in construction in China; (ii) we have put more efforts and resources on customers outside of real estate industry and these customers are inclined to enter into purchase agreements with us.

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

Our cost of revenues for different revenue categories is summarized as follows:

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

Income Taxes Provision

Our income tax expense for the fiscal year ended September 30, 2024 decreased by approximately $0.1 million compared to that for the fiscal year 2023. The decrease was mainly due to decreased taxable income for the fiscal year 2024. The impairment loss increased in the fiscal year 2024 resulting in a corresponding increase in deferred income tax credit, therefore a further decrease in income tax provision.

Net Income

As a result of the combination of factors discussed above, our net income decreased by approximately $0.5 million, from approximately $1.5 million for the fiscal year 2023 to approximately $1.0 million for the fiscal year 2024.

Item 5.B. Liquidity and Capital Resources

Cash Flows

For the Fiscal Years Ended September 30, 2025 and 2024

The following table sets forth summary of our cash flows for the periods indicated:

	For the Fiscal Year Ended September 30,
	2025	2024

Net cash (used in) provided by operating activities	$(1,136,434)	$826,537
Net cash (used in) investing activities	(1,839,437)	(202,737)
Net cash provided by financing activities	5,215,992	83,639
Effect of changes of exchange rates on cash and restricted cash	13,997	35,256
Net increase (decrease) in cash and restricted cash	$2,254,118	$742,695

Operating Activities

Net cash used in operating activities was approximately $1.1 million for the fiscal year ended September 30, 2025, primarily attributable to net loss of approximately $3.3 million, an increase in accounts receivable of approximately $1.2 million, an increase in inventories of approximately $0.2 million, an increase in advance to suppliers of approximately $0.9 million, and a decrease in contract liabilities of approximately $0.5 million. The net cash used in operating activities was partially offset by a non-cash adjustment of provision of credit loss of approximately $1.0 million, a non-cash adjustment of provision of valuation allowance of deferred tax assets of approximately $0.3 million, a non-cash adjustment of provision of operating lease expenses of approximately $0.1 million, a decrease in contract fulfilment cost of approximately $2.4 million, a decrease in contract assets of approximately $0.1 million, an increase in accounts payable of approximately $0.2 million, an increase in taxes payable of approximately $0.1 million, and an increase in other payables and accrued liabilities of approximately $0.8 million.

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

Investing Activities

Net cash used in investing activities was approximately $1.8 million for the fiscal year ended September 30, 2025, attributable to purchase of properties of approximately $0.5 million, prepayment for purchase of equity interest of approximately $0.7 million in order to explore new business development opportunities  , and loans payment to third parties of approximately $0.6 million. See more information on the loans under “— Loans and Interests Receivable from Third Parties” below.

Net cash used in investing activities was approximately $0.2 million for the fiscal year ended September 30, 2024, attributable to prepayment for fixed assets of $0.1 million and purchase of software of approximately $0.1 million.

Financing Activities

Net cash provided by financing activities was approximately $5.2 million for the fiscal year ended September 30, 2025, primarily attributable to net IPO proceeds of approximately $4.5 million after deducting payments for deferred IPO costs of approximately $1.1 million, and the proceeds from bank and third party loans of approximately $2.6 million, partially offset by repayments of loans from banks and third parties of approximately $1.9 million.

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

Bank Guarantees

In the normal course of business, we provide bank guarantees to our customers, primarily in connection with our sales of products contracts, to secure the performance of our contractual obligations. These guarantees are typically issued by financial institutions on behalf of us in favor of our customers. The bank guarantees are generally on-demand guarantees, which permit the beneficiaries to demand payment upon presentation of a complying claim.

As of September 30, 2025, the Company had outstanding bank guarantees with an aggregate face value of approximately RMB3.7 million, equivalent to approximately $0.5 million, with expiration dates ranging from October 2025 to March 2027. While the issuance of these guarantees does not result in a direct cash outflow, certain of the bank guarantees are supported by restricted cash with the issuing banks. As of September 30, 2025, restricted cash related to these guarantees amounted to approximately RMB1.4 million, equivalent to approximately $0.2 million and is included in the restricted cash on the consolidated balance sheets.

We believe that the likelihood of material payments under these guarantees is remote and, accordingly, no liabilities have been recognized in the consolidated financial statements. However, if we were required to satisfy its obligations under these guarantees, such payments could have an adverse effect on our liquidity and cash flows.

Primary Sources of Liquidity

Our primary sources of liquidity consist of cash flows from operations, borrowings from banks and third parties, proceeds from IPO and follow-on equity financing. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on the efficiency of our operations, the volume and dollar value of our revenue contracts, the progress or execution of customer contracts, and the timing of accounts receivable collections.

As of September 30, 2025, 2024 and 2023, our working capital was approximately $1.0 million, $3.1 million, and $1.6 million, and cash and restricted cash amounted to approximately $3.4 million, $1.2 million and $0.4 million, respectively. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations.

We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional financial resources in the future if we experience changes in business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to obtain additional debt facilities and equity financing. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Analysis of Items with Major Changes on the Consolidated Balance Sheets

As of September 30, 2025 and 2024

The following table sets forth a breakdown of our assets and liabilities as of the dates indicated.

	September 30,	September 30,
	2025	2024

CURRENT ASSETS
Cash	$2,913,019	$808,915
Restricted cash	198,413	147,119
Accounts receivable, net	2,703,806	2,112,682
Inventories	214,989	5,840
Contract assets, net	1,698,439	3,270,627
Contract fulfilment costs, net	—	2,441,995
Advance to suppliers	1,033,044	81,823
Loans and interests receivable from third parties	640,257	—
Prepayment and other receivables, net	222,344	201,652
Deferred offering costs	52,960	843,099
Total current assets	9,677,271	9,913,752

Property and equipment, net	718,495	127,827
Right-of-use assets – operating lease	287,540	71,836
Restricted cash - non-current	300,000	201,280
Contract assets, net – non-current	1,944,014	1,000,672
Prepayment for long-term assets	688,299	124,953
Deferred tax assets	—	271,482
Software, net	83,154	110,791
Total non-current assets	4,021,502	1,908,841

Total assets	$13,698,773	$11,822,593

CURRENT LIABILITIES
Short-term bank loans	$2,254,530	$1,859,610
Current portion of long-term loans	802,681	—
Operating lease liabilities - current	180,792	34,515
Contract liabilities	163	512,171
Accounts payable	2,069,321	1,865,458
Other payables and accrued liabilities	1,473,367	695,788
Due to a shareholder	70,846	56,778
Taxes payable	1,863,597	1,802,390
Total current liabilities	8,715,297	6,826,710

NON-CURRENT LIABILITIES
Long-term loans	60,201	569,995
Operating lease liabilities – non-current	163,120	41,425
Total non-current liabilities	$223,321	$611,420

Total liabilities	$8,938,618	$7,438,130

Accounts receivable, net

The balance of accounts receivable as of September 30, 2025 increased by $0.6 million, or 28.0%, compared with that as of September 30, 2024, mainly due to (i) the equipment settlement of a major project  completed close to September 30, 2025, which was partially collected in the subsequent period, leading to an increase of approximately $0.8 million; (ii) delay in collecting matured retainage receivables resulting in an increase of approximately $0.4 million, for which an allowance for credit losses of approximately $79,000 was estimated, which delay was primarily due to the time gap between submission of payment requests when due and the customer’s final confirmation of settlement; (iii) the increase was partially offset by an increased credit loss allowance of approximately $0.6 million.

Contract assets, net

Contract assets include amounts due under retainage provisions, and revenue recognized in excess of amount billed. Contract assets decreased by approximately $0.6 million, or 14.7%, to approximately $3.6 million as of September 30, 2025 from approximately $4.3 million as of September 30, 2024. The decrease was mainly a result of an increase in credit loss allowance of approximately $0.5 million.

Contract fulfilment costs

Contract fulfilment costs represented costs incurred to date to fulfill a specific project. The balance as of September 30, 2025 decreased by approximately $2.4 million, compared with the balance as of September 30, 2024. This decrease was mainly due to the settlement of certain large-scale projects during the fiscal year of 2025, resulting in the derecognition of contract fulfilment costs.

Advance to suppliers

Advance to suppliers increased by approximately $1.0 million as of September 30, 2025 from approximately $82,000 as of September 30, 2024. The increase was mainly due to a copper based material procurement contract that requires a full prepayment before delivery. The materials were delivered in line with the construction schedule upon the receipt of our notice.

Loans and interests receivable from third parties

Loans and interests receivable from third parties amounted to approximately $0.6 million as of September 30, 2025, represented the loans paid to a third party with a fixed fee (including interests) equal to 3.0% of the principal amount,    in order to seek business development opportunities, and approximately $0.6 million was repaid by the third party and the outstanding balance was approximately $70,000 as of the date of this annual report.

Prepayment for long-term assets

Prepayment for long-term assets amounted to approximately $0.7 million as of September 30, 2025, represented the non-interest-bearing advance paid to a prospective investee and subject to conversion into a 49% equity interest of the prospective investee upon the satisfaction of all closing conditions to the transaction. Prepayments for long-term assets amounted to approximately $0.1 million as of September 30, 2024, represented payment paid for purchase of fixed assets.

Deferred offering costs

The balance of deferred offering costs as of September 30, 2025 decreased by approximately $0.8 million, or 93.7%, compared with the balance as of September 30, 2024. This decrease was mainly due to the completion of our IPO and the balance of deferred offering costs relating to IPO was debited to additional paid in capital. The remaining balance as of September 30, 2025 was related to our registered direct offering in November 2025.

Property and equipment, net

Property and equipment, net, increased by approximately $0.6 million as of September 30, 2025, from approximately $0.1 million as of September 30, 2024. The increase was mainly due to our purchase of key staff dormitories at aggregating value of approximately $0.6 million.

Right-of-use assets – operating leases / operating lease liabilities

Right-of-use assets increased by approximately $0.2 million as of September 30, 2025, from approximately $72,000 as of September 30, 2024. Correspondently, operating lease liabilities increased by approximately $0.3 million as of September 30, 2025, from approximately $76,000 as of September 30, 2024. The increase was mainly due to entry into a new office lease agreement for extra office space.

Deferred tax assets, net

Deferred tax assets, net, decreased by approximately $0.3 million as of September 30, 2025 from approximately $0.3 million as of September 30, 2024. The decrease was mainly due to the provision of valuation allowance provided during the fiscal year 2025 where we assessed that the deferred tax assets are more likely not to be realized.

Other payables and accrued liabilities

Other payables and accrued liabilities increased by approximately $0.7 million, or 111.8%, to approximately $1.5 million as of September 30, 2025 from approximately $0.7 million as of September 30, 2024, mainly because the increase in accrued expenses relating to professional services remain unpaid.

Loan payables

Loan payables consisted of short-term bank loans and long-term loans. The aggregate amount of loan payables increased by approximately $0.7 million, or 28.3%, from approximately $2.4 million as of September 30, 2024 to $3.1 million as of September 30, 2025, primarily due to our drawdown of an incremental loan with principal amount of $0.7 million from Bank of China at an annual interest rate of 3.1%. In addition, we have refinanced borrowings from Rural Commercial Bank of China with a principal amount of $0.3 million (the “RCBC Loan”) by obtaining loans from Weizhong Bank Co., Ltd. and Huaneng Guicheng Trust Co., Ltd. with an aggregate principal amount of $0.3 million , and as of the date of this annual report, the RCBC Loan has been fully paid off. Other than the foregoing, all other outstanding loan payables are renewed during the fiscal year ended September 30, 2025.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, which cover a wide range of matters, including tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the fiscal years ended September 30, 2025 and 2024, we did not record any accruals for loss contingencies. In addition, we provide bank guarantees to our customers, primarily in connection with our sales of products contracts, to secure the performance of our contractual obligations, which were more fully described under “– Bank Guarantees”.

The following table summarizes our contractual obligations as of September 30, 2025:

	Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1 - 3 years	3 - 5 Years	More than 5 Years
Short-term loans - banks	$2,254,530	$2,254,530	$—	$—	$—
Long-term loans - banks	762,547	722,413	40,134	—	—
Long-term loan – a third party	100,335	80,268	20,067	—	—
Operating lease obligations	377,004	202,830	174,174	—	—
Total	$3,494,416	$3,260,041	$234,375	$—	$—

The following table summarizes our contractual obligations as of September 30, 2024:

	Payments Due by Period
Contractual obligations	Total	Less than 1 Year	1 - 3 years	3 - 5 Years	More than 5 Years
Short-term loans - banks	$1,859,610	$1,859,610	$—	$—	$—
Long-term loans - banks	569,995	—	569,995	—	—
Operating lease obligations	83,790	44,460	37,620	1,710	—
Total	$2,513,395	$1,904,070	$607,615	$1,710	$—

Off-Balance Sheet Arrangements

Apart from bank guarantees, we have no other off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits. For more details of bank guarantees, see “— Bank Guarantees”

Item 5.C. Research and Development, Patents and Licenses, etc.

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

As of the date of this annual report, we had one trademark, eight software copyrights, 18 registered patents  in China and two domain names. Our current patent portfolio includes the following:

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

We usually outsource our research and development activities.

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

Item. 5.D. Trend Information

Following the implementation of new policies aimed at reducing unsold properties and enhancing the quality of housing projects in China, the real estate sector in China is expected to maintain a stable market scale . Upgrade-driven housing demand, as the core growth driver, will contribute nearly 40% of the total housing demand in China, supplemented by rigid demand from new urban residents and demolition/renovation demand. This was addressed in the Opinions on Improving Housing Quality issued by the Ministry of Housing and Urban-Rural Development on December 31, 2025. With upgraded national and local housing standards, high-quality residential guidelines specify requirements for sound insulation, thermal insulation and spatial comfort, where HVAC systems are core supporting facilities. The renovation of urban villages, dilapidated buildings and old residential compounds will not only stimulate demand for HVAC units for newly-built housing, but also give rise to a huge demand for the renovation of HVAC equipment  in existing housing stock. While these developments are encouraging, the evolving regulatory landscape and financial challenges faced by some large developers remain critical factors influencing the market. To mitigate potential risks, we continue to assess the financial stability of our developer clients while diversifying our revenue streams through collaborations with clients outside the real estate sector. Nevertheless, uncertainties such as future government policies, economic conditions, or unexpected disruptions in the market could adversely affect our operations and financial performance.

Item 5.E. Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. As a result, management is required to routinely make judgements and estimates about the effects about the effects of matters that are inherently uncertain. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Critical accounting policy is both material to the presentation of financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on financial condition or results of operations. Accounting estimates and assumptions may become critical when they are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Critical accounting estimates are estimates that require us to make assumptions about matters that were highly uncertain at the time the accounting estimate were made and if different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on management’s judgement.

System installation project contracts revenue recognition

The Company recognizes revenue for performance obligations satisfied over time only when it is able to reasonably measure its progress toward complete satisfaction of those obligations. This requires management to exercise significant judgement in assessing the nature of the performance obligations and determining an appropriate method of measuring progress, whether based on inputs or outputs.

The Company recognizes revenue from system installation project contracts over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contacts with Customers. The Company selects to use an output method to measure the continuous system installation progress. The selection of the method to measure progress towards completion requires judgement and is based on the nature of the services to be provided. The Company expects the reference to progress confirmation report issued by customers depicts the Company’s performance in transferring control of services promised to customers for individual projects, the Company satisfies the performance obligation over time, and therefore, the output method using system installation works delivered best represents the measure of progress against the performance obligations incorporated within the contractual agreements.

Allowance for credit losses

The Company has exposure to credit losses for financial assets including accounts receivable, contract assets, other receivables and loans and interests receivable from third parties. This requires management to consider various factors, including nature, historical collection experience, the age of the financial assets, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the loss rate. For accounts receivable aged less than one year and non-overdue contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over one year, accounts receivable and contract assets with evidence of credit deterioration, and overdue retainage receivable, other receivables and loans and interests receivable from third parties, the Company uses the individual specific valuation method to estimate the credit loss.

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

Name	Age	Position with our Company
Ni Jiang	38	Chairwoman
Ke Chen	45	Chief Executive Officer and Director
Jing Zheng	38	Chief Financial Officer
Ziyi Liu	46	Chief Operating Officer
Siqi Chen	41	Director
Xiaoyuan Zhang	38	Director
Trent D. Davis	59	Director

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

Siqi Chen has served as our director since December 2024. Ms. Chen is currently the deputy general manager of Wuhan Lanyisi Technology Co., Ltd., a medicine and medical equipment supplier, where she is responsible for developing marketing and e-commerce strategies and establishing business development systems. From June 2022 to December 2022, she was a director in the marketing department of the same company, where she developed the marketing department plans and collaborated with the e-commerce operations team. From December 2020 to June 2022, Ms. Chen served as a business development manager of Sichuan Kelun Pharmaceutical Co., Ltd., a pharmaceutical company, overseeing business partner selection and contracts negotiation. From April 2020 to December 2020, she served as the Director of Key Account Managers of Hubei Kelun Pharmaceutical Trade Co., Ltd., a pharmaceutical company, where she oversaw personnel performance and managed departmental project plans and budgets. Prior to that, she was the Key Account Manager there from September 2015 to March 2020, focusing on customer relationship management and brand promotion project design and implementation. From August 2008 to January 2012, she was the Marketing Manager of Hubei Kelun Pharmaceutical Trade Co., Ltd., where she was responsible for product marketing and brand promotion. Ms. Chen received her bachelor’s degree in pharmacy from Sichuan University, China.

Xiaoyuan Zhang has served as our director since December 2024. She served as Chief Financial Officer and Treasurer for Senmiao Technology Limited (Nasdaq: AIHS), a financing and servicing company focused on the online ride-hailing industry in China, from September 2018 to December 2025. She served as a director and the chairperson of the Audit Committee of Color Star Technology Co., Ltd. (Nasdaq: CSCW), a provider of online and offline education services in China, from July 2019 to March 2021. Ms. Zhang previously served as Senior Auditor and Assurance Manager of Ernst & Young Hua Ming LLP, Chengdu Branch, from October 2010 to September 2018 where she participated in audits of several public companies listed in China, Hong Kong and Singapore, as well as large state-owned and foreign investment enterprises. Ms. Zhang received her dual bachelor’s degrees in accounting and law from Southwestern University of Finance and Economics in Chengdu, China. Ms. Zhang is an intermediate accountant and a Certified Public Accountant of the Chinese Institute of Certified Public Accountants.

Trent D. Davis has served as our director since December 2024. Mr. Davis served as a director and a member of the Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee of Senmiao Technology Limited (Nasdaq: AIHS), a financing and servicing company focused on the online ride-hailing industry in China, from March 21, 2018 to November 2025. Mr. Davis is also currently the Chief Executive Officer of Paulson Investment Company, LLC, which is a boutique investment firm specializing in private equity offerings for small to mid-cap markets. Formerly, from December 2014 to December 2018, Mr. Davis was President and Chief Operating Officer of Whitestone Investment Network, Inc., which specializes in providing executive advisory services to small entrepreneurial companies, as well as restructuring, recapitalizing, and making strategic investments in small to midsize companies. Currently, Mr. Davis is a Director for Invo Fertility (Nasdaq: IVF), which is a medical device company focused on creating simplified, lower cost treatments for patients diagnosed with infertility. Formerly, from September 2016 to August 2019, Mr. Davis was Vice Chairman and Lead Director of Eastside Distilling Inc. (Nasdaq: EAST), a manufacturer of high-quality, master-crafted spirits. As the Lead Independent Director Dataram Corporation (Nasdaq: DRAM), which develops, manufactures, and markets memory products primarily used in enterprise servers and workstations worldwide, from July 2015 to April 2017, Mr. Davis helped the company successfully complete the reverse merger with U.S. Gold Corp (Nasdaq: USAU), a gold exploration and development company. Previously, from December 2014 to July 2015, Mr. Davis was Chairman of the Board for Majesco Entertainment Company (Nasdaq: COOL), an innovative developer, marketer, publisher, and distributor of interactive entertainment for consumers around the world. From November 2013 until July 2014, Mr. Davis served as the President and Director of Paulson Capital Corp. (Nasdaq: PLCC) until he successfully completed the reverse merger of Paulson with VBI Vaccines (Nasdaq: VBIV). He went on to serve as a member of its Board of Directors and Audit Committee until May 2016. Mr. Davis was also the Chief Executive Officer of Paulson Investment Company, Inc., a subsidiary of Paulson Capital Corp, from July 2005 to October 2014, and is credited with overseeing the syndication of approximately $600 million for over 50 client companies in both public and private transactions. In 2003, Mr. Davis served as Chairman of the Board of the National Investment Banking Association. Mr. Davis holds a B.S. in Business and Economics from Linfield College and an M.B.A. from University of Portland. Mr. Davis is qualified to serve on our board of directors because of his deep knowledge of finance and public company issues, capital market, advisory and entrepreneurial experience, and extensive expertise in operational and executive management.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

6.B. Compensation

For the fiscal year ended September 30, 2025, our directors and executive officers received an aggregate of approximately $262,746 in compensation. Additionally, for our executive officers, we paid RMB136,296 (approximately $18,897) for the fiscal year ended September 30, 2025 in social insurance, provident fund and other social benefits. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

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

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the memorandum and articles of association of WF or upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of three months of base salary as of the date of such termination.

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

In June 2023, Jing Zheng entered into an employment agreement with us. Pursuant to the employment agreement, Ms. Zheng serves as our Chief Financial Officer from June 18, 2023 to June 17, 2026. Commencing on April 2, 2025, Ms. Zheng is entitled to a fixed base salary in the amount of $78,000 per year. Ms. Zheng is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors.

In October 2023, Ziyi Liu entered into an employment agreement with us. Pursuant to the employment agreement, Ms. Liu serves as our Chief Operating Officer from October 9, 2023 to October 8, 2026. Commencing on April 2, 2025, Ms. Liu is entitled to a fixed base salary in the amount of $78,000 per year. Ms. Liu is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors.

In June 2023, Siqi Chen signed a director offer letter with us. Pursuant to the offer letter, Ms. Chen serves as our independent director from December 20, 2024 and is entitled to a fixed base salary in the amount of $40,000 per year. Ms. Chen is also entitled to receive our restricted share units equal to $20,000 per year. Ms. Chen is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors.

In June 2023, Xiaoyuan Zhang signed a director offer letter with us. Pursuant to the offer letter, Ms. Zhang serves as our independent director from December 20, 2024 and is entitled to a fixed base salary in the amount of $40,000 per year. Ms. Zhang is also entitled to receive our restricted share units equal to $20,000 per year. Ms. Zhang is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors.

In June 2023, Trent D. Davis signed a director offer letter with us. Pursuant to the offer letter, Mr. Davis serves as our independent director from December 20, 2024 and is entitled to a fixed base salary in the amount of $40,000 per year. Mr. Davis is also entitled to receive our restricted share units equal to $20,000 per year. Mr. Davis is also entitled to participate in any of the standard employee benefit plans of us or our subsidiaries, including but not limited to any retirement plan, life insurance plan, health insurance plan and travel/holiday plan, as determined by our board of directors.

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

Audit Committee

Ms. Siqi Chen, Ms. Xiaoyuan Zhang and Mr. Trent D. Davis serve as members of our Audit Committee with Ms. Zhang serving as the chairwoman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that Ms. Zhang possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Ms. Siqi Chen, Ms. Xiaoyuan Zhang and Mr. Trent D. Davis serve as members of our Compensation Committee with Ms. Chen serving as the chairwoman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

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

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10. Additional Information - B. Memorandum and Articles of Association - Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resign in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

6.D. Employees

As of September 30, 2025, 2024, and 2023, we had 28, 27, and 27 full-time employees, respectively. The following table provides a breakdown of our employees by function as of the date of this annual report.

Functions	Number	Percentage
Administration	5	18%
Finance	3	11%
Sales and Marketing	1	4%
Operation	4	14%
After-sales	2	7%
Engineering Design Center	13	46%
Total	28	100%

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by local governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In the fiscal years ended September 30, 2025, 2024 and 2023 and up to the date of this annual report, our operating PRC subsidiaries, Shanyou HVAC and Wufang Boyuan, had not made full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China-Failure to pay the social insurance premium and housing provident funds for and on behalf of our employees in accordance with the Labor Contract Law or comply with other related regulations of the PRC may have an adverse impact on our financial conditions and results of operation.”

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and to date, we have not experienced any significant labor disputes.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of January 26, 2026 by our officers, directors and 5% or greater beneficial owners of ordinary shares.

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

As of January 26, 2026, we had 4,770,688 ordinary shares outstanding that were held by record holders in the United States, representing approximately 55.3% of our outstanding shares. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(2)
5% or Greater Shareholders
KeC Holdings Limited (3)	2,805,000	32.5%
JingshanY Holdings Limited (5)	1,045,000	12.1%
Emerald Investments International, LLC(4)	1,650,000	19.1%
Executive Officers and Director
Ni Jiang(4)	1,650,000	19.1%
Ke Chen(3) (6)	3,850,000	44.7%
Jing Zheng	—	—
Ziyi Liu	—	—
Siqi Chen	—	—
Xiaoyuan Zhang	—	—
Trent D. Davis	—	—
All directors and executive officers as a group (seven individuals)	5,500,000	63.8%

*	Less than one percent.
(1)	Except as otherwise indicated below, the business address of our directors and executive officers is No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road, Chengdu, Sichuan, China, 610041.
(2)	Based on 8,620,688 ordinary shares issued and outstanding as of the date of this annual report.
(3)	Ke Chen, our Chief Executive Officer, is the sole shareholder of KeC Holdings Limited, a British Virgin Islands company and holds the voting and dispositive power over the ordinary shares held by KeC Holdings Limited. The address of KeC Holdings Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
(4)	Ni Jiang, our Chairwoman, is the sole shareholder of Emerald Investments International, LLC, a Delaware company and holds the voting and dispositive power over the ordinary shares held by Emerald Investments International, LLC. The address of Emerald Investments International, LLC is 251 Little Falls Drive, Wilmington, State of Delaware 19808, USA.
(5)	Jinshan Yao, husband of our Chief Executive Officer, Ke Chen, is the sole shareholder of JingshanY Holdings Limited, a British Virgin Islands company and holds the voting and dispositive power over the 1,045,000 ordinary shares held by JingshanY Holdings Limited. The address of JingshanY Holdings Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. In addition, Jinshan Yao has beneficial ownership of the 2,805,000 ordinary shares held by his wife, our Chief Executive Officer, Ke Chen for purposes of SEC rules, unless Mr. Yao disclaims beneficial ownership of those shares.
(6)	Ke Chen is the wife of Jinshan Yao and accordingly has beneficial ownership of his shares for purposes of SEC rules, unless Ms. Chen disclaims beneficial ownership of those shares.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last fiscal year to September 30, 2025. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

Transactions with Certain Related Parties

We have adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Related Party Balances

Due to the shareholders

Name of Related			September 30,
Party	Relationship	Nature	2025

Ke Chen	Principal shareholder, Chief Executive Officer and director of the Company	Shareholder loans	$70,846

Ni Jiang	Principal shareholder, chairwoman of the Company	Shareholder loans	—
Total			$70,846

The amounts due to the shareholder were unsecured, interest-free and payable on demand.

Lease liability- a related party

Name of Related			September 30,
Party	Relationship	Nature	2025

Ke Chen	Principal shareholder, Chief Executive Officer and director of the Company	Lease	$36,790

Hong Li	Immediate family of Ni Jiang	Lease	307,122
			$343,912

Related Party Transactions

Loan guarantee provided by related parties

As of September 30, 2025, Ke Chen and Jinshan Yao (one of the Company’s principal shareholders) provided guarantees for the Company’s bank loans for up to approximately $1.3 million.

As of September 30, 2025, Ke Chen provided guarantees for the Company’s loans borrowed from an independent third party amounted to approximately $0.1 million.

Pledges provided by related parties

As of September 30, 2025, two real properties owned by Jinshan Yao and Ke Chen’s immediate family were pledged to Bank of Chengdu for the Company’s bank loans amounted to $0.6 million.

A store owned by Ke Chen was pledged to one of the Company’s major suppliers for a roll-over credit limit amounted to RMB1,000,000 (approximately $141,000) with a period of five years, expiring on March 16, 2026, which can be used during the Company’s purchase transaction.

A separate credit facility of RMB3,000,000 (approximately $421,000) has been granted by this major supplier for the Company’s purchase transaction as of September 30, 2025,  with an expiring date on the 60th day following the approval of the credit facility. This credit facility was guaranteed by Ke Chen and Jinshan Yao.

Lease arrangements with a related party

On August 1, 2021, Shanyou HVAC entered into an operating lease agreement with Ke Chen to rent an office of 485.12 square meters for an annual rent of $40,455 (RMB288,000). The lease term is five years which ends on July 31, 2026.

On April 20, 2023, Sichuan Shanyou entered into a lease agreement with Ke Chen to rent an office of 73.84 square meters for an annual rent of approximately $3,371 (RMB24,000). The lease term is five years which ends on April 19, 2028.

On April 1, 2025, Wufang Boyuan entered into a lease agreement with Hong Li to rent an office of 1,013.43 square meters for an annual rent of approximately $112,745 (RMB802,632). The lease term is three years which ends on March 31, 2028.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees- 6B. Compensation - Employment Agreements.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal and Administrative Proceedings

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

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

WF is a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to WF. See “Item 3. Key Information - Cash and Other Assets Through Our Organization – Dividend Distribution to U.S. Investors and Tax Consequences” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.”

No Significant Changes

Except as disclosed elsewhere in this annual report, no significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “WXM”.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “WXM”.

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

Our Securities

For information on our ordinary shares, see the description in Exhibit 2.1 Description of Securities to this annual report. For information on our outstanding warrants, see “Item 12. Description of Securities Other Than Equity Securities – B. Warrants and Rights.”

Board of Directors

Subject to the provision of the Companies Act and the Memorandum and Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all the powers of the Company.

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Nasdaq Listing Rules, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

A director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of director for such period and on such terms (as to remuneration and otherwise) as the directors may determine and no director or intending director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director is in any way interested be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such director holding that office or of the fiduciary relation thereby established. A director, notwithstanding his interest, may be counted in the quorum present at any meeting of the directors whereat he or any other director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

The Company may by ordinary resolutions of our shareholders appoint any person to be a director. The board of directors of the Company may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on our board of directors or as an addition to the existing board. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A director appointed to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified. A director may be removed from office by ordinary resolution of our shareholders. The office of director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and our board of directors resolves that his office be vacated;; or (v) is removed from office pursuant to any other provision of our Amended and Restated Memorandum and Articles of Association.

A director’s remuneration may be determined by our directors or by ordinary resolution of our shareholders.

A director shall not be required to hold any shares in the Company by way of qualification, and there is no requirement for a director to retire at any age limit.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a class action against, or derivative actions in the name of, our company to challenge:

●	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,

●	act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and

●	an act which requires a resolution with a qualified (or special) majority (i.e., more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that we shall indemnify each of our directors (including alternate director), secretary, assistant secretary and other officer for the time being and from time to time of our company (but not including our company's auditor) and their personal representative against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by the reason of such indemnified person's own dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge his duties, powers, authorities or discretions; and (b) without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company-a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our Amended and Restated Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association allow our shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than 30% of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of our company to requisition a shareholder’s meeting, in which case our directors should convene such meeting. Other than this right to requisition a shareholders’ meeting, our Amended and Restated Memorandum and Articles of association do not provide our shareholders with any other right to put a proposal before any general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, a director may be removed by ordinary resolution of our shareholders. The office of director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and our board of directors resolves that his office be vacated;; or (v) is removed from office pursuant to any other provision of our Amended and Restated Memorandum and Articles of Association. Subject to the foregoing sentence, all directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A director appointed to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified..

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

●	is or is likely to become unable to pay its debts; and

●	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, if at any time the share capital is divided into different classes of shares or series, the rights attaching to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, subject to our Amended and Restated Memorandum and Articles of Association, be varied or abrogated with the consent in writing of the holders of at least two-thirds of the issued shares of that class or series or with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class or series.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act, our Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders. There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

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

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. On September 12, 2025, SAFE promulgated the Circular on Deepening Reforms on Management of Foreign Exchange for Cross-border Investment and Financing, which optimized the policy on income payment under the capital account. Use of foreign exchange incomes of capital account shall follow the principles of authenticity and self-use and shall not be used for the following purposes: (i) directly or indirectly used for expenditures prohibited by laws and regulations; (ii) unless otherwise explicitly stipulated, directly or indirectly used for securities investment or other investment and wealth management products except for financial products with a risk rating not higher than level two and structured deposits; and (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the SAT Circular 37. By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

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

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, or the Administrative Measures, which took effect on January 1, 2020, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Shanyou HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from Sichuan Shanyou, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

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

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage for cash deposits of each bank is RMB500,000. As of September 30, 2025, cash and restricted cash balance of RMB22,109,490 ($3,105,703) was deposited with financial institutions located in China, of which RMB20,425,567 ($2,869,162) was subject to credit risk. While we believe that these financial institutions are of high credit quality, we also continually monitor their credit worthiness.

We also have the bank accounts at financial institutions in the United States, where there is $250,000 standard deposit insurance coverage limit per depositor, per FDIC-insured bank and per ownership category. As of September 30, 2025, no bank balance exceeded the insured limit. To limit the exposure to credit risk relating to deposits, we primarily place cash deposits with large financial institutions in the United States.

We are also exposed to risk from its accounts receivable, contract assets, loans and interests receivable from third parties and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment and supportable future information.

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

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding or commercial factoring companies in exchange for cash flow from accounts receivable for certain project or obtain financial support from our related parties and shareholders to resolve the liquidity shortage.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

None.

B. Warrants and Rights

2025 Investor Warrants

Form. The Investor Warrants were issued as individual warrant agreements to the investors. You should review the form of Investor Warrants for a complete description of the terms and conditions applicable to the Investor Warrants.

Exercisability. The 2025 Investor Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise (except in the case of a cashless exercise as described below). A holder (together with its affiliates) may not exercise any portion of the 2025 Investor Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding ordinary shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s 2025 Investor Warrants up to 9.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the 2025 Investor Warrants. No fractional ordinary shares will be issued in connection with the exercise of an 2025 Investor Warrant. In lieu of fractional shares, we will, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the next whole share.

Duration and Exercise Price. The initial exercise price per share for the 2025 Investor Warrants is $2.00 per share, which was subsequently adjusted by the Company to $0.75 per share, in accordance with Section 3(i) of the 2025 Investor Warrants on November 7, 2025. The 2025 Investor Warrants are exercisable upon issuance. The warrants will expire five years from the date of issuance. The exercise price of the warrants is subject to appropriate adjustment in the event of subsequent equity and/or rights offerings, Fundamental Transactions (as defined in the 2025 Investor Warrants), share splits, share combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, share or other property to our shareholders. In addition, subject to approval by the board of directors of the Company, the Company may lower the exercise price of the warrants at its own discretion.

Cashless Exercise. If the holders of the 2025 Investor Warrants exercise their warrants and a registration statement registering the issuance of the ordinary shares underlying the warrants under the Securities Act of 1933, as amended, is not then effective or available (or a prospectus is not available for the resale of ordinary shares underlying the Investor Warrants), then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder shall instead receive upon such exercise (either in whole or in part) only the net number of ordinary shares determined according to a formula set forth in the warrants. Notwithstanding anything to the contrary, in the event we do not have or maintain an effective registration statement, there are no circumstances that would require us to make any cash payments or net cash settle the warrants to the holders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned at the option of the holder upon surrender of the 2025 Investor Warrants to us together with the appropriate instruments of assignment.

Exchange Listing. The 2025 Investor Warrants are not listed on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions. In the event of a fundamental transaction, as described in the 2025 Investor Warrants and generally including any reorganization, recapitalization or reclassification of our 2025 Investor Warrants, the sale, transfer or other disposition, in each case, of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, the holders of the warrants will be entitled to receive upon exercise of the warrants the amount of ordinary shares that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Shareholder. Except by virtue of such holder’s ownership of our ordinary shares, the holder of a 2025 Investor Warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights, until the holder exercises the warrant.

2025 Placement Agent Warrants

The 2025 Placement Agent Warrants have substantially similar terms of the 2025 Investor Warrants, except that (i) the 2025 Placement Agent Warrants may be exercised for three years following the date of issuance, (ii) the exercise price of the 2025 Placement Agent Warrants is $2.50 per share and is not subject to adjustments upon the Company’s subsequent equity sales, (iii) the 2025 Placement Agent Warrants may be exercised by cashless exercise at any time, and (iv) in connection with the FINRA Rule 5110(e)(1)-(2), the 2025 Placement Agent Warrants are subject to a lock-up period of one hundred eighty (180) days following November 6, 2025, during which period the Placement Agents or their designees cannot transfer the 2025 Placement Agent Warrants to any other persons, other than (a) the Placement Agents, or (b) certain affiliates of the Placement Agents, subject to certain exemptions provided for in FINRA Rule 5110(e)(2).

IPO Representative Warrants

Pursuant to the Underwriting Agreement of the Company’s IPO, the Company issued to Benchmark and Axiom, in their capacities as the representatives of the underwriters in the IPO, and their designees, warrants (the “IPO Representative Warrants”) to purchase 70,000 ordinary shares. The IPO Representative Warrants have substantially similar terms of the 2025 Placement Agent Warrants, except that The IPO Representative Warrants are exercisable at a per share exercise price of $4.00 and are exercisable at any time and from time to time, in whole or in part, during the period commencing on April 2, 2025 and terminating on March 31, 2030.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our shareholders.

14.E. Use of Proceeds

On April 2, 2025, we completed our IPO in which we issued and sold an aggregate of 1,400,000 ordinary shares, at a price of $4.00 per share for gross proceeds of $5.60 million. The Benchmark Company, LLC and Axiom Capital Management, Inc. were the representatives of the underwriters of our IPO. We received net proceeds of approximately $4.5 million, after deducting underwriting discounts, commissions and offering expenses of $1.1 million. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates. The offering terminated after the sale of all securities registered pursuant to the Registration Statement for our IPO.

For the fiscal year ended September 30, 2025, approximately $3.3 million of our IPO proceeds were used and $0.4 million remains unused as of the date of this annual report.

Below is a summary of the use of the net proceeds from our IPO:

●	approximately 26% for expenses and prepayment relating to acquisition of potential target to diversify our business portfolio;

●	approximately 6% for attracting, cultivating, and retaining talent to support our development; and

●	approximately 41% for working capital and general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of September 30, 2025.

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

As of the date of this annual report, we have taken the following measures to remediate the material weakness:

●	Appointed three independent directors who have extensive U.S public company experience.

●	Established an audit committee consisting solely of independent directors and strengthened corporate governance.

●	Establish internal audit function and developing accounting policies, manuals and closing procedures;

●	Enhanced the established internal audit function by engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control;

●	Hired more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and

●	Implemented regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; enhanced accounting policies, manuals and closing procedures to improve the quality and accuracy of our period end financial closing process.

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

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ms. Siqi Chen, Ms. Xiaoyuan Zhang and Mr. Trent D. Davis. Our board of directors has determined that Ms. Zhang possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, executive officers and employees. Our code of business conduct and ethics is attached as Exhibit 11.1 to this annual report. You are able to review the document by accessing our public filings at the SEC’s website at www.sec.gov.

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

	Fiscal Year Ended September 30, 2025	Fiscal Year Ended September 30, 2024
Audit fees(1)	$230,084	$200,000
Audit-related fees(2)	$43,000	$—
Tax fees(3)	$—	$—
All other fees(4)	$—	$—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

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

While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage exemptions afforded to us and follow certain home country corporate governance practices, as a result of which, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Except those rules which we are required to follow pursuant to the provisions of Rule 5615(a)(3), we have followed or expect to follow home country practice in place of the requirements of Rule 5600 as listed below:

●	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

* the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

* the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

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

Item 16K. Cybersecurity

We maintain a cybersecurity risk management policy,   mainly comprising procedures and regulations for identifying, assessing, and managing material risks from cybersecurity threats and designed to protect the confidentiality, integrity, and availability of our critical systems and information. Our information technology specialist, together with our outsourced IT experts for BPM systems, are tasked with the supervision and management of networks, BPM systems and websites.

Our audit committee is responsible for overseeing cybersecurity and monitoring risks. We track and log security incidents across our company to remediate and resolve any such incidents. Significant incidents, if any, shall be reviewed by Chief Executive Officer and Chief Operating Officer,  with the assistance from our information technology specialist, to assess and determine its materiality or potentiality of becoming material. Our Chief Executive Officer makes the final materiality determinations and disclosure and other compliance decisions.

As of the date of this annual report, there are no significant cybersecurity threats known to materially affect or are reasonably likely to materially affect the Company, including its business strategy, financial condition, or operational results.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-33.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 of the Form 6-K filed by the Company with the SEC on April 4, 2025)
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 of the Form 20-F filed by the Company with the SEC on February 18, 2025)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
2.3	Form of Representative’s Warrant in connection with the Company’s initial public offering (incorporated by reference to Exhibit 4.1 of the Form 6-K filed by the Company with the SEC on April 4, 2025)
2.4	Form of Warrant in connection with the Company’s 2025 Registered Directed Offering (incorporated by reference to Exhibit 4.1 of the Form 6-K filed by the Company with the SEC on November 10, 2025)
2.5*	Form of Placement Agent Warrant
4.1^+	English translation of a construction contract dated April 6, 2022, by and between Chengdu Shanyou HVAC Engineering Co., Ltd. and a real estate development company. (incorporated by reference to Exhibit 10.1 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
4.2	English translation of Form of Procurement Contract (incorporated by reference to Exhibit 10.2 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
4.3^+	English translation of a procurement contract dated on October 18, 2023 by and between Chengdu Shanyou HVAC Engineering Co., Ltd. and an energy company (incorporated by reference to Exhibit 10.5 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
4.4	Indemnification Escrow Agreement, dated April 2, 2025, by and among the Company, Continental Stock Transfer & Trust Company, as Escrow Agent, and The Benchmark Company, LLC and Axiom Capital Management, Inc. (incorporated by reference to Exhibit 10.1 of the Form 6-K filed by the Company with the SEC on April 4, 2025)
4.5#	Employment Agreement, dated June 18, 2023, by and between the Company and Ke Chen (incorporated by reference to Exhibit 10.5 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
4.6#	Employment Agreement, dated June 18, 2023, by and between the Company and Jing Zheng (incorporated by reference to Exhibit 10.6 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
4.7#	Employment Agreement, dated October 9, 2023, by and between the Company and Ziyi Liu (incorporated by reference to Exhibit 10.7 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
4.8#	Form of Director Offer Letter (incorporated by reference to Exhibit 10.8 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
4.9^	English translation of Labor Contract, dated June 1, 2019, by and between Chengdu Shanyou HVAC Engineering Co., Ltd. and Ke Chen (incorporated by reference to Exhibit 10.9 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
4.10	English translation of Lease Agreement, dated August 1, 2021, by and between Chengdu Shanyou HVAC Engineering Co., Ltd. and Ke Chen (incorporated by reference to Exhibit 10.10 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)

4.11	English translation of Lease Agreement, dated April 20, 2023, by and between Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd. and Ke Chen (incorporated by reference to Exhibit 10.11 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
4.12	Placement Agency Agreement, dated as of November 4, 2025, by and among the Company, The Benchmark Company or Axiom Capital Management, Inc. (incorporated by reference to Exhibit 10.1 of the Form 6-K filed by the Company with the SEC on November 10, 2025)
4.13	Form of Lockup Agreement in connection with the 2025 Registered Direct Offering (incorporated by reference to Exhibit 10.12 of the Form F-1 (File No. 333-290595) filed by the Company with the SEC on September 29, 2025)
4.14*^	English Translation of the Lease Agreement dated April 1, 2025, by and between Hong Li and Wufang Boyuan
8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Form F-1 (File No. 333-290595) filed by the Company with the SEC on September 29, 2025)
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 of the Form 20-F filed by the Company with the SEC on February 18, 2025)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of the Form 20-F filed by the Company with the SEC on February 18, 2025)
12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Executive Compensation Clawback Policy of the Company (incorporated by reference to Exhibit 97.1 of the Form 20-F filed by the Company with the SEC on February 18, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

^	Portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

+	Portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WF International Limited

/s/ Ke Chen
	Name:	Ke Chen
	Title:	Chief Executive Officer

Date: January 30, 2026

WF INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
WF International Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WF International Limited and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

January 30, 2026

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF BALANCE SHEET

(In U.S. dollars, unless stated otherwise)

	September 30, 2025	September 30, 2024
ASSETS
CURRENT ASSETS:
Cash	$2,913,019	$808,915
Restricted cash	198,413	147,119
Accounts receivable, net	2,703,806	2,112,682
Inventories	214,989	5,840
Contract assets, net	1,698,439	3,270,627
Contract fulfilment costs, net	—	2,441,995
Advance to suppliers	1,033,044	81,823
Loans and interests receivable from third parties	640,257	—
Prepayment and other receivables, net	222,344	201,652
Deferred offering costs	52,960	843,099
TOTAL CURRENT ASSETS	9,677,271	9,913,752

Property and equipment, net	718,495	127,827
Right-of-use assets – operating leases	287,540	71,836
Restricted cash – non-current	300,000	201,280
Contract assets, net – non-current	1,944,014	1,000,672
Prepayments for long-term assets	688,299	124,953
Software, net	83,154	110,791
Deferred tax assets	—	271,482
TOTAL NON-CURRENT ASSETS	4,021,502	1,908,841
TOTAL ASSETS	13,698,773	11,822,593

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	2,254,530	1,859,610
Current portion of long-term loans	802,681	—
Operating lease liabilities – current	180,792	34,515
Contract liabilities	163	512,171
Accounts payable	2,069,321	1,865,458
Other payables and accrued liabilities	1,473,367	695,788
Due to shareholders	70,846	56,778
Taxes payable	1,863,597	1,802,390
TOTAL CURRENT LIABILITIES	8,715,297	6,826,710

NON-CURRENT LIABILITIES
Long-term loans	60,201	569,995
Operating lease liabilities – non-current	163,120	41,425
TOTAL NON-CURRENT LIABILITIES	223,321	611,420
TOTAL LIABILITIES	8,938,618	7,438,130

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.000001 par value, 49,000,000,000 shares authorized, 6,900,000 and 5,500,000 shares issued and outstanding as of September 30, 2025 and 2024, respectively*	7	6
Preference shares, $0.000001 par value, 1,000,000,000 shares authorized, no shares issued and outstanding as of September 30, 2025 and 2024, respectively*	—	—
Additional paid in capital	6,566,686	2,860,566
Statutory reserves	186,225	186,225
(Deficits)/ Retained earnings	(1,768,370)	1,519,737
Accumulated other comprehensive loss	(224,393)	(182,071)
TOTAL SHAREHOLDERS’ EQUITY	4,760,155	4,384,463

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,698,773	$11,822,593

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1) and the Share Subdivision, Re-designation and the share surrender effected on November 3, 2023 (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, unless stated otherwise)

	For the Fiscal Years Ended September 30,
	2025	2024	2023

Revenues	$13,397,793	$15,524,259	$15,309,365
Cost of revenues	(12,224,851)	(12,639,984)	(12,221,662)
GROSS PROFIT	1,172,942	2,884,275	3,087,703

OPERATING EXPENSES
Selling expenses	(34,392)	(34,766)	(139,386)
General and administrative expenses	(4,008,039)	(795,620)	(727,028)
Impairment losses	(1,999)	(656,253)	—
TOTAL OPERATING EXPENSES	(4,044,430)	(1,486,639)	(866,414)

(LOSS) INCOME FROM OPERATIONS	(2,871,488)	1,397,636	2,221,289

OTHER INCOME (EXPENSE)
Interest expenses, net of interest income	(106,817)	(134,004)	(153,191)
Other finance cost	(12,238)	(17,942)	(49,586)
Other (expense) income, net	(15,704)	97,679	1,490
Total other expense, net	(134,759)	(54,267)	(201,287)

(LOSS) INCOME BEFORE INCOME TAXES	(3,006,247)	1,343,369	2,020,002

INCOME TAXES PROVISION	(281,860)	(380,629)	(510,670)

NET (LOSS) INCOME	(3,288,107)	962,740	1,509,332

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(42,322)	119,645	(73,751)

COMPREHENSIVE (LOSS) INCOME	$(3,330,429)	$1,082,385	$1,435,581

(Loss) Earnings per share
Basic and diluted*	$(0.53)	$0.18	$0.27

Weighted average number of shares outstanding
Basic and diluted*	6,194,247	5,500,000	5,500,000

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1) and the Share Subdivision, Re-designation and the share surrender effected on November 3, 2023 (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, unless stated otherwise)

						Accumulated
	Ordinary		Additional		Accumulated	Other
	Shares*		Paid	Statutory	(Deficits)	Comprehensive
	Shares	Amount	in Capital	Reserve	Profits	(Loss) Income	Total
Balance as of September 30, 2022	5,500,000	$6	$1,935,356	$—	$(766,110)	$(227,965)	$941,287

Shareholder’s contribution	—	—	668,972	—	—	—	668,972
Net income for the fiscal year	—	—	—	—	1,509,332	—	1,509,332
Appropriation to statutory reserve	—	—	—	74,492	(74,492)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(73,751)	(73,751)
Balance as of September 30, 2023	5,500,000	$6	$2,604,328	$74,492	$668,730	$(301,716)	$3,045,840

Shareholder’s contribution	—	—	256,238	—	—	—	256,238
Net income for the fiscal year	—	—	—	—	962,740	—	962,740
Appropriation to statutory reserve	—	—	—	111,733	(111,733)	—	—
Foreign currency translation adjustments	—	—	—	—	—	119,645	119,645
Balance as of September 30, 2024	5,500,000	$6	$2,860,566	$186,225	$1,519,737	$(182,071)	$4,384,463

Initial public offering (“IPO”), net of share issuance costs	1,400,000	1	3,706,120	—	—	—	3,706,121
Net loss for the fiscal year	—	—	—	—	(3,288,107)	—	(3,288,107)
Foreign currency translation adjustments	—	—	—	—	—	(42,322)	(42,322)
Balance as of September 30, 2025	6,900,000	$7	$6,566,686	$186,225	$(1,768,370)	$(224,393)	$4,760,155

*	Shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1) and the Share Subdivision, Re-designation and the share surrender effected on November 3, 2023 (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

WF INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, unless stated otherwise)

	For the Fiscal Years Ended September 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(3,288,107)	$962,740	$1,509,332
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	47,922	35,896	35,740
Amortization	25,721	17,648	3,250
Expensed deferred IPO cost	—	150,000	—
Provision for impairment loss	1,999	656,253	—
Provision for (recovery of) credit losses	1,018,783	(229,917)	(1,687)
Deferred tax provision (benefits)	264,146	(123,962)	(20,149)
Non-cash operating lease expense	94,908	39,310	38,450
Changes in operating assets and liabilities:
Accounts receivable	(1,157,456)	(424,953)	(383,178)
Contract fulfilment costs	2,374,007	327,106	801,589
Inventories	(206,520)	10,880	153,025
Contract assets	126,207	(1,170,281)	(1,719,179)
Prepayment and other receivables	(54,412)	20,222	(42,945)
Advance to suppliers	(940,041)	(48,710)	108,758
Operating lease liabilities	(43,259)	(43,307)	(42,533)
Accounts payable	227,446	(111,610)	(948,639)
Contract liabilities	(498,170)	193,155	(1,012,212)
Other payables and accrued liabilities	784,947	(92,961)	(88,109)
Taxes payable	85,445	659,028	797,744
NET CASH (USDED IN) PROVIDED BY OPERATING ACTIVITIES	(1,136,434)	826,537	(810,743)

CASH FLOWS FROM INVESTING ACTIVITIES:
Repayment received from shareholder loans	—	—	240,387
Loans to third parties	(648,908)	—	—
Purchases of property and equipment	(511,153)	—	(27,726)
Purchases of a software	—	(81,022)	(14,739)
Prepayment for purchase of equity investment	(679,376)	—	—
Prepayment of purchases of property and equipment	—	(121,715)	—
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(1,839,437)	(202,737)	197,922

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for deferred offering costs	(1,103,741)	(60,744)	(7,145)
Gross proceeds from issuance of ordinary shares in the IPO	5,600,000	—	—
Proceeds from shareholder loans	6,685	15,987	36,913
Proceeds from bank loans and third-party loans	2,641,248	2,872,590	2,410,219
Repayments of bank loans and third-party loans	(1,928,200)	(2,744,194)	(1,976,439)
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,215,992	83,639	463,548

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH AND RESTRICTED CASH	13,997	35,256	(9,374)
NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	2,254,118	742,695	(158,647)
CASH AND RESTRICTED CASH, BEGINNING OF YEAR	1,157,314	414,619	573,266
CASH AND RESTRICTED CASH, END OF YEAR	$3,411,432	$1,157,314	$414,619

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$125,546	$57	$1,165
Cash paid for interests	$123,813	$134,004	$153,191

SUPPLEMENTAL NON-CASH INVESTING INFORMATION:
Right-of-use assets obtained in exchange for new operating lease liabilities	$289,567	$—	$13,365

SUPPLEMENTAL NON-CASH FINANCING INFORMATION:
Capital contributed by shareholders*	$—	$256,238	$668,972
Deferred costs related to initial public offering*	$—	$(256,238)	$(668,972)

The following table provides a reconciliation of cash and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same amounts shown in the Consolidated Statements of Cash Flows:
Cash	$2,913,019	$808,915	$120,913
Restricted cash	498,413	348,399	293,706
Total cash and restricted cash shown in the Consolidated Statements of Cash Flows	$3,411,432	$1,157,314	$414,619

*	Pursuant to a share subscription agreement entered into by the Company and Emerald Investments International, LLC, the payment of capital contribution will be settled by waiver of shareholder loans provided by Emerald Investments International, LLC to the Company for its IPO cost.

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

The Company, through its wholly owned subsidiaries in the People’s Republic of China (“China” or the “PRC”), engages in the provision of supply, installation, fitting-out and maintenance services for heating, ventilation, and air conditioning (“HVAC”) system, fresh air ventilation system, and floor heating systems for large-scaled commercial projects and commercial real estate development clients that offer high-end fully furnished homes.

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

On April 2, 2025, the Company completed its IPO of 1,400,000 ordinary shares of a par value of $0.000001 each at a price of $4.00 per share on the Nasdaq Capital Market for aggregate gross proceeds of $5,600,000 (Note 12).

The accompanying consolidated financial statements reflect the activities of WF and each of the following entities:

Name	Background	Ownership
Shan You International Group Limited	· A Hong Kong company · Incorporated on March 22, 2023 · A holding company	100% owned by WF
Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd.	· A PRC limited liability company · Incorporated on April 28, 2023 · Registered capital of RMB1,000,000 (approximately $0.2 million) · A holding company	100% owned by Shanyou HK
Chengdu Shanyou HVAC Engineering Co., Ltd.	· A PRC limited liability company
· Incorporated on June 3, 2009
· Registered capital of RMB12,000,000 (approximately $1.9 million)
	· Supply, installation, fitting-out and maintenance services for HVAC systems, fresh air ventilation systems, floor heating systems and water purification systems	100% owned by WFOE
WF International Nevada LLC (“WF Nevada”)	· A US limited liability company · Incorporated on December 27, 2023 · A holding company	100% owned by WF
Chengdu Wufang Boyuan Innovation Technology Co., Ltd. (“Wufang Boyuan”)	· A PRC limited liability company · Incorporated on April 25, 2025 · Registered capital of RMB50,000,000 (approximately $6.9 million) · A holding company	100% owned by WF Nevada

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”).

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

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities on the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates reflected in the Company’s consolidated financial statements include the discount rate used for right-of-use assets and lease liabilities calculation, the useful lives of property and equipment and software, impairment of long-lived assets, impairment of contract fulfilment costs, allowance for credit losses for accounts receivables, contract assets, loans and interests receivable from third parties and other receivables, realizable value of deferred tax assets and uncertain tax position, and other provisions and contingencies.

The Company believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company’s subsidiaries in China conducts their businesses in the local currency, Renminbi (RMB), as its functional currency. The Company’s subsidiary in Hong Kong conducts its business in the local currency, Hong Kong dollar, as its functional currency. The functional currency of WF and WF Nevada is U.S. dollar. In general, for consolidation purposes, assets and liabilities of the Company’s subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) with in the statements of shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation adjustments included in accumulated other comprehensive loss amounted to $224,393 and $182,071 as of September 30, 2025 and 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity on September 30, 2025, 2024 and 2023, were translated at 7.1190 RMB, 7.0176 RMB and 7.2960 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the fiscal years ended September 30, 2025, 2024 and 2023 were 7.2125 RMB, 7.2043 RMB and 7.0533 RMB to $1.00, respectively.

Cash

Cash comprises cash at banks and on hand, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company maintains its bank accounts in the United States, which are insured by Federal Deposit Insurance Corporation (“FDIC”) at a limit of $250,000 per depositor, and in mainland China, which are insured by the People’s Bank of China Financial Stability Department (“FSD”) under Deposit Protection Scheme in accordance with the Deposit Protection Scheme Ordinance, while there is a RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank, including both principal and interest.

Restricted cash

Restricted cash represents (i) required cash deposits amounted to $300,000 held in the indemnification escrow account in connection with the IPO of the Company with maturity date at 36th month anniversary of the closing of the IPO; and (ii) cash deposits as collateral for letter of guarantee issued by a bank to secure performance-related contingent obligations, such as quality claim deductibles. The Company is required to keep amounts equal to 3%-10% of the total amounts of the contracts to be performed on deposits that are subject to withdrawal restriction with a fixed maturity period of 8-33 months.

Accounts receivable, net

Accounts receivable includes receivables mainly from customers that represent revenues earned but not yet collected. Accounts receivable, net are initially measured at fair value and subsequently measured at their amortized cost less allowance for expected credit losses.

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

As of September 30, 2025 and 2024, the contract liabilities balance is classified as current based on the timing of when we expect to complete the tasks required for the recognition of revenue.

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

As of September 30, 2025 and 2024, the contract fulfilment costs were nil and $2,441,995, respectively. During the fiscal years ended September 30, 2025, 2024 and 2023, cost of revenues recognized that was included in contract fulfilment costs as of October 1, 2024, 2023 and 2022 were amounted to $2,374,355, $1,914,958 and $2,893,446, respectively.

As of September 30, 2025 and 2024, impairment for contract fulfilment costs was $662,265 and $669,780, respectively. During the fiscal years ended September 30, 2025, 2024 and 2023, impairment losses provided for contract fulfilment costs amounted to $1,999, $656,253 and nil, respectively.

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

Under ASU 2016-13, the Company has exposure to credit losses for financial assets including accounts receivable, contract assets, other receivables and loans and interests receivable from third parties. The Company considered various factors, including nature, historical collection experience, the age of the financial assets, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method and individual specific valuation method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the loss rate. For accounts receivable aged less than one year and non-overdue contract assets, the Company uses the loss rate method, which is a combination of historical rate method and adjustment rate method, to estimate the credit loss. For accounts receivable aged over one year, accounts receivable and contract assets with evidence of credit deterioration, and overdue retainage receivable, other receivables and loans and interests receivable from third parties, the Company uses the individual specific valuation method to estimate the credit loss.

Financial assets are presented net of the allowance for credit losses in the Consolidated Balance Sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income. Write-offs are recorded in the period in which the asset is deemed to be uncollectible. As of September 30, 2025 and 2024, the allowance for accounts receivable was $618,524 and $75,931, respectively, and the allowance of contract assets was $457,308 and $17,414, respectively.

Inventories

Inventories, primarily consisting of the equipment and materials procured by the Company for direct sale and installation projects, are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the specific identification method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products. During the fiscal years ended September 30, 2025, 2024 and 2023, cost of revenues recognized that was included in inventories as of October 1, 2024, 2023 and 2022 amounted to $5,840, $16,360 and $168,510, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Properties	30 years
Automobiles	10 years
Leasehold improvement	Over shorter of the lease term and the remining useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive (loss) income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization and impairment. The Company has obtained a software with the useful life of 5 years. The Company amortizes the cost of the intangible assets over their useful life using the straight-line method. Amortization expense was $25,721, $17,648, and $3,250 for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Deferred offering costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are incremental and directly related to the Proposed Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, or to the extent that a cost will be incurred a second time or will not provide a future benefit, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

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

The Company’s financial instruments include cash, restricted cash, accounts receivable, loans and interests receivable from third parties, other receivables excluding security deposits, and liabilities, accounts payable, other payables and accrued liabilities, bank and third-party loans, amounts due to shareholders, and lease liabilities. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year end as the interest rates used to discount the contracts approximate market rates. The carrying amount of the long-term bank and third-party loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Company’s warrants issued to the Representative and its designee during IPO were accounted for at fair value on a non-recurring basis at level 3. The warrants are not traded in an active market; therefore, the Company estimated the fair value to the warrants using the Black-Scholes pricing model as of the issuance date.

The Company noted no transfers between levels during any of the periods presented. Other than as disclosed above, the Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2025 and 2024.

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

The installation revenues and sales of HVAC and heating systems are combined and considered as one performance obligation. The promises to transfer the equipment and installation are not separately identifiable, which is evidencing by the fact that the Company provides a significant service of integrating the goods and services into one system for which the customer has contracted. The consideration to which we are entitled on our contracts may include both fixed and variable consideration.

Variable consideration that can either increase or decrease contract value are pending change orders that represent contract modifications for which a change in scope has been authorized or acknowledged by our customer, but the final adjustment to contract price is yet to be negotiated. The change orders are for goods or services that are not distinct within the context of the original contract and, therefore, not treated as a separate performance obligation but rather as a modification of the existing contract and performance obligation. Management estimates variable consideration for a performance obligation utilizing estimation methods believed to best predict the amount of consideration to which the Company will be entitled. Variable consideration is included in the transaction price only to the extent it is probable, in the Company’s judgment, that a significant future reversal in the amount of cumulative revenue recognized under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Changes in the estimates of transaction prices are recognized in net revenues on a cumulative catch-up basis in the period in which the revisions to the estimates are made.

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

Performance obligations satisfied at a point in time

Revenue from sales of products requires the Company to deliver equipment on a one-time basis or based upon customers’ delivery notice, which is generally one year or less. The sales contracts are with one obligation to perform which is satisfied at a point in time. It is the point in time when the equipment is delivered and accepted by customers. The control of equipment, which include air-conditioners (equipment in HVAC systems) and water heating boilers (equipment in floor heating systems) are transferred to the customers at the point that customers accept the products in accordance with ASC 606-10-25:27 for the following reasons: (1) the customers do not control the products during the shipping process; (2) the customers could not receive and consume the benefits provided by the products until they are accepted by the customer, also the customers do specify certain elements of the products, but there do not create a practical or contractual restriction on the Company’s ability to transfer the products to another customer. The Company is able to redirect the products to another customers at little or no additional cost and therefore it has an alternative use to the Company; (3) the Company does not have an enforceable right to payment for performance completed to date.

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

Revenue is presented in the consolidated statements of operations and comprehensive income net of value added taxes. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return after acceptance or price protection. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs of equipment are expensed in the period in which they are incurred.

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

The Company’s disaggregate revenue streams are summarized and disclosed in Note 15.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Other finance costs

Other finance costs represented costs directly attributable to the Company’s loans, including guarantee fees and banking service fees levied by financial institutions. All other finance costs are amortized over the contractual term of the underlying loans via the effective interest method, with the unamortized portion being deducted from the carrying amount of the related loans.

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the translation of financial statement items denominated in a currency other than the Company’s reporting currency.

(Loss) earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net (loss) income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the fiscal years ended September 30, 2025, 2024 and 2023, there were no dilutive shares.

Warrants

Warrants issued by the Company are classified as equity instruments. The proceeds received, or the fair value of the warrants issued as part of equity financing, is recorded within additional paid-in capital upon issuance. Subsequent transactions, including the exercise or expiration of these warrants, are treated as reclassifications between equity accounts and do not result in the recognition of gain or loss in the consolidated statements of operations and comprehensive (loss) income.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $131,451, $124,199 and $120,934 for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss. As of September 30, 2025 and 2024, statutory reserves were $186,225 and $186,225, respectively.

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

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of this standard on the consolidated financial statements and related disclosures, and does not expect the adoption of this guidance to have a material impact on its financial position, results of operations and cash flows.

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” and issued subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for the Company for the year ending June 30, 2028 and interim reporting periods during the year ending December 31, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive (loss) income and statements of cash flows.

Note 3 – Accounts receivable, net

Accounts receivable, net, consist of the following:

	September 30, 2025	September 30, 2024

Accounts receivable - third parties	$3,322,330	$2,188,613
Less: allowance for credit losses	(618,524)	(75,931)
Total accounts receivable, net	$2,703,806	$2,112,682

Movements of allowance for credit losses are as follows:

	September 30, 2025	September 30, 2024

Beginning balance	$75,931	$302,084
Addition (Reversal)	536,626	(231,966)
Exchange rate effect	5,967	5,813
Ending balance	$618,524	$75,931

Note 4 – Contract assets/(liabilities)

The Company’s contract assets are divided into two parts, including retainage receivables and revenue recognized in excess of amounts billed.

Contract liabilities represent payment received from customers in excess of revenue. Contract liabilities increase as the Company received advanced payments   from customers on certain contracts. Contract liabilities decrease as the Company recognizes revenue from the satisfaction of the related performance obligation. The changes in contract liabilities relate to fluctuations in the timing of customer payment and completion of performance obligations.

The amounts as included in contract assets/(liabilities) consisted of the following:

	September 30, 2025	September 30, 2024

Contract assets:
Retainage receivables	$1,492,612	$1,727,841
Revenue recognized in excess of amounts billed	2,607,149	2,560,872
Total contract assets	4,099,761	4,288,713

Less: allowance for credit losses	(457,308)	(17,414)
Total contract assets, net	3,642,453	4,271,299
Contract assets, current	1,698,439	3,270,627
Contract assets, non-current	$1,944,014	$1,000,672

Contract liabilities:
Payment received from customers in excess of revenue recognized	$(163)	$(512,171)

Movements of allowance for credit losses are as follows:

	September 30, 2025	September 30, 2024

Beginning balance	$17,414	$19,180
Addition (Reversal)	434,436	(2,462)
Exchange rate effect	5,458	696
Ending balance	$457,308	$17,414

During the fiscal years ended September 30, 2025, 2024 and 2024, revenue recognized that was included in contract liabilities as of October 1, 2024, 2023 and 2022 were $498,331, $20,537 and $1,027,931, respectively.

Note 5 – Property and equipment, net

Property and equipment, net, consist of the following:

	September 30, 2025	September 30, 2024

Properties(1)	$612,213	$—
Automobiles	77,278	49,151
Leasehold improvement	157,403	159,678
Subtotal	846,894	208,829
Less: accumulated depreciation	(128,399)	(81,002)
Property and equipment, net	$718,495	$127,827

(1)

As of September 30, 2025, the Company holds beneficial and underlying legal interests in two apartments, each with approximately 97 square meters, in Chengdu, Sichuan. The real estate ownership certificates for these apartments are currently undergoing application, review and registration procedures with the relevant government authorities. Pursuant to the settlement agreements entered into with a third party real estate developer customer and two employees of the Company, the two employees purchased two apartments from the real estate developer, and the purchase consideration for such apartments was utilized to fully offset the on due accounts receivable associated with the customer’s unpaid project service fees. The employees entered into entrustment agreements with the Company, pursuant to which each employees acknowledges that the Company is the sole owner of the apartments and agrees to hold legal title solely as a nominee, for the exclusive use and benefits of the Company.

Depreciation expense for the fiscal years ended September 30, 2025, 2024 and 2023 amounted to $47,922, $35,896 and $35,740, respectively.

Note 6 – Prepayment for long-term assets

In September 2025, the Company entered into an equity investment agreement to purchase a 49% equity interest in a prospective investee. The Company made a non-interest-bearing advance to the prospective investee amounted to $688,299, which is subject to conversion into a 49% equity interest of the prospective investee upon the satisfaction of all closing conditions to the transaction.

Note 7 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	September 30, 2025	September 30, 2024

Other payables	$394,228	$219,346
Salary payables	553,631	476,442
Accrued expenses and other	525,508	—
Total other payables and accrued liabilities	$1,473,367	$695,788

Note 8 – Related party balances and transactions

Related party balances

Due to shareholders

Name of Related Party	Relationship	Nature of Transaction	September 30, 2025	September 30, 2024

Ke Chen	Principal shareholder, Chief Executive Officer and director of the Company	Shareholder loans	$70,846	$18,424
Ni Jiang	Principal shareholder, chairwoman of the Company	Shareholder loans	—	38,354
Total			$70,846	$56,778

The amounts due to the shareholders were unsecured, interest-free and repayable on demand.

Lease liabilities- related parties

Name of Related Party	Relationship	Nature of Transaction	September 30, 2025	September 30, 2024

Ke Chen	Principal shareholder, Chief Executive Officer and director of the Company	Lease	$36,790	$75,940
Hong Li	Immediate family of Ni Jiang	Lease	307,122	—
Total			$343,912	$75,940

Related party transactions

Loan guarantee provided by related parties

As of September 30, 2025, 2024 and 2023, Ke Chen and Jinshan Yao (one of the Company’s principal shareholders) provided guarantees for the Company’s bank loans for up to $1,337,066, $1,437,814 and $1,456,848, respectively, and for counter guarantee to Chengdu Small Enterprise Financing Guarantee Co., Ltd. in relation to the Company’s bank loans amounted to nil, $284,998 and$1,233,553, respectively.

As of September 30, 2025, 2024 and 2023, Ke Chen provided guarantees for the Company’s loans borrowed from an independent third party amounted to $100,335, nil and $67,960, respectively.

Pledges provided by related parties

As of September 30, 2025 and 2024, two real estate properties owned by Jinshan Yao and Ke Chen’s immediate family were pledged to Bank of Chengdu for the Company’s bank loans amounted to $561,877 and $569,995, respectively.

A store owned by Ke Chen was pledged to one of the Company’s major suppliers for a roll-over credit limit amounted to RMB1,000,000 (approximately $141,000) with a period of five years, expiring on March 16, 2026, that can be used during the Company’s purchase transaction. Additionally, a separate credit facility of RMB3,000,000 (approximately $421,000) has been granted by this major supplier for the Company’s purchase transaction as of September 30, 2025, with an expiring date on the 60th day following the approval of the credit facility. This credit facility was guaranteed by Ke Chen and Jinshan Yao.

Lease arrangements with related parties

On August 1, 2021, the Company entered into an operating lease agreement with Ke Chen to rent an office of 485.12 square meters for annual rent of $40,455 (RMB288,000). The lease term is five years which ends on July 31, 2026.

On April 20, 2023, the Company entered into a lease agreement with Ke Chen to rent an office of 73.84 square meters for an annual rent of approximately $3,371 (RMB24,000). The lease term is five years which ends on April 19, 2028.

On April 1, 2025, the Company entered into a lease agreement with Hong Li to rent an office of 1,013.43 square meters for an annual rent of approximately $112,745 (RMB802,632). The lease term is three years which ends on March 31, 2028.

Note 9 – Credit facilities

Short-term loans – banks

Outstanding balances on short-term bank loans consist of the following as of September 30, 2025

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Bank of China	November 24 2025 (Fully repaid in November 2025)	3.10%	No collateral or guarantee	$702,345
Bank of China	November 20, 2025 (Fully repaid in November 2025)	3.10%	No collateral or guarantee	421,408
Bank of Chengdu	December 2, 2025 (Fully repaid in December 2025)	3.60%	Guaranteed by Ke Chen and Jinshan Yao	153,111
Bank of Chengdu	December 9, 2025 (Fully repaid in December 2025)	3.60%	Guaranteed by Ke Chen and Jinshan Yao	421,408
Industrial and Commercial Bank of China	July 27, 2026	3.10%	Guaranteed by Chengdu Tiantou Financing Guarantee Co., Ltd.	486,023
Industrial and Commercial Bank of China	July 30, 2026	3.10%	Guaranteed by Chengdu Tiantou Financing Guarantee Co., Ltd.	70,235
Total				$2,254,530

Outstanding balances on short-term bank loans consist of the following as of September 30, 2024:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Bank of Chengdu	November 28, 2024 (Fully repaid in November 2024)	4.00%	Guaranteed by Ke Chen and Jinshan Yao	$155,324
Bank of Chengdu	December 18, 2024 (Fully repaid in December 2024)	4.00%	Guaranteed by Ke Chen and Jinshan Yao, and pledged by the Company’s two registered patents	427,497
Bank of China	November 28, 2024 (Fully repaid in November 2024)	3.45%	No collateral or guarantee	427,497
Rural Commercial Bank of China	April 2, 2025 (Fully repaid in April 2025)	4.00%	Guaranteed by Ke Chen, Jinshan Yao and Chengdu Wuhou Small and Medium-sized Enterprise Financing Guarantee Co., Ltd.	284,998
Industrial and Commercial Bank of China	September 10, 2025 (Fully repaid in August 2025)	3.45%	Guaranteed by Chengdu Tiantou Financing Guarantee Co., Ltd.	564,294
Total				$1,859,610

 Long-term loans – banks

Outstanding balances on long-term bank loans consist of the following as of September 30, 2025:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Weizhong Bank	December 23, 2026	10.44%	Guaranteed by Ke Chen	$200,670
Bank of Chengdu	December 20, 2025 (Fully repaid in December 2025)	4.00%	Guaranteed by Ke Chen and Jinshan Yao and pledged by two real estate properties owned by Ke Chen, Jinshan Yao and Ke Chen’s immediate family	561,877
Total				$762,547

Outstanding balances on long-term bank loans consist of the following as of September 30, 2024:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Bank of Chengdu	December 20, 2025	4.00%	Guaranteed by Ke Chen and Jinshan Yao and pledged by two real estate properties owned by Ke Chen, Jinshan Yao and Ke Chen’s immediate family	$569,995

 Long-term loans – a third party

Outstanding balances on long-term third-party loans consist of the following as of September 30, 2025:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	Amount

Huaneng Guicheng Trust	December 23, 2026	10.44%	Guaranteed by Ke Chen	$100,335

Interest expense pertaining to the above loans for the fiscal years ended September 30, 2025, 2024 and 2023 amounted to $123,813, $134,004 and $153,191, respectively.

Note 10 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

United States

The U.S. subsidiary WF Nevada is subject to a federal corporate income tax rate of 21%. The State of Nevada does not impose any state corporate income tax. WF Nevada had no assessable income that was derived in the United States for the assessment years of 2025 and 2024.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, companies are subject to 16.5% income tax or on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the Company’s Hong Kong subsidiary, Shanyou HK, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. Shanyou HK is nominated by the Company as the entity to apply the two-tiered rates among the group for the assessment years of 2025, 2024 and 2023.

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

Significant components of the provision for income taxes are as follows:

	For the Fiscal Years ended September 30,
	2025	2024	2023

Current	$17,714	$504,591	$530,819
Deferred	264,146	(123,962)	(20,149)
Provision for income taxes	$281,860	$380,629	$510,670

Income tax expense reconciliation are as follows:

	For the Fiscal Years ended September 30,
	2025	2024	2023

Income before income tax	$(3,006,247)	$1,343,369	$2,020,002
Cayman Islands statutory income tax rate	0%	0%	0%
Income tax calculated at statutory rate	—	—	—
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	(292,662)	373,655	505,000
Effect of valuation allowance on deferred tax assets(1)	580,712	—	—
Tax effect of non-deductible expenditure	310,376	130,936	25,819
Recognition of deferred tax assets	(316,566)	(123,962)	(20,149)
Income tax expense	$281,860	$380,629	$510,670

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of the date as stated therein:

Deferred tax assets – China

Significant components of deferred tax assets were as follows:

	September 30, 2025	September 30, 2024

Allowance for credit losses	$281,441	$30,716
Impairment	165,566	168,428
Net operating loss carryforwards	54,408	—
Accrued expenses	86,923	72,338
Gross deferred tax assets	588,338	271,482
Less: valuation allowance(1)	(588,338)	—
Deferred tax assets, net	$—	$271,482

Allowance for credit losses and impairment must be approved by the Chinese tax authority prior to being deducted as an expense item on the tax return. Accrued expenses also caused the temporary difference and can be deducted as an expense item on the tax return when actually paid by the Company.

The Company has net operating losses carryforwards arising in China of $214,810 and nil as of September 30, 2025 and 2024, respectively, that expires in five years for offsetting against future taxable profits.

(1)	The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. On the basis of this evaluation, the Group recognized a valuation allowance against deferred tax assets of $588,338, nil and nil for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	September 30, 2025	September 30, 2024

VAT taxes payable	$654,885	$534,210
Income taxes payable	1,129,433	1,256,580
Other taxes payable	79,279	11,600
Totals	$1,863,597	$1,802,390

Note 11 – Concentration and risks

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage for cash deposits of each bank is RMB500,000. As of September 30, 2025, cash and restricted cash balance of RMB22,109,490 ($3,105,703) was deposited with financial institutions located in China, of which RMB20,425,567 ($2,869,162) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company also has the bank accounts at financial institutions in the United States, where there is $250,000 standard deposit insurance coverage limit per depositor, per FDIC-insured bank and per ownership category. As of September 30, 2025 and 2024, no bank balance exceeded the insured limit. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the United States.

The Company is also exposed to risk from its accounts receivable, contract assets, loans and interests receivable from third parties and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience, the current economic environment and supportable future information.

Foreign exchange risk

The Company’s Shanyou PRC Subsidiaries have functional currency in RMB. Shanyou PRC Subsidiaries’ expense transactions are denominated in RMB and their assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

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

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions to obtain short-term funding for certain project, or obtain financial support from the Company’s related parties and shareholders to resolve the liquidity shortage.

Interest rate risk

The Company is exposed to interest rate risk as there were short-term and long-term loans outstanding. Although interest rates for the Company’s loans are about fixed for the terms of the loans, and interest rates are subject to change upon renewal.

Customer concentration risk

For the fiscal year ended September 30, 2025, three customers accounted for 29.2%, 25.1% and 11.0% of the Company’s total revenues. For the fiscal year ended September 30, 2024, three customers accounted for 25.7%, 13.1% and 12.4% of the Company’s total revenues. For the fiscal year ended September 30, 2023, three customers accounted for 18.2%, 15.8% and 15.2% of the Company’s total revenues.

As of September 30, 2025, two customers accounted for 22.9% and 11.5% of total balance of accounts receivable. As of September 30, 2024, two customers accounted for 21.9% and 13.7% of total balance of accounts receivable.

Vendor concentration risk

For the fiscal year ended September 30, 2025, one vendor accounted for 60.1% of the Company’s total purchases. For the fiscal year ended September 30, 2024, two vendors accounted for 33.4% and 21.5% of the Company’s total purchases. For the fiscal year ended September 30, 2023, two vendors accounted for 28.1% and 23.6% of the Company’s total purchases.

As of September 30, 2025, one vendor accounted for 40.6% of the total balance of accounts payable. As of September 30, 2024, three vendors accounted for 28.6%, 22.8% and 10.5% of the total balance of accounts payable.

Note 12 – Shareholders’ equity

Ordinary shares

WF was established under the laws of Cayman Islands on March 2, 2023. The authorized number of ordinary shares is 500,000,000 with a par value of US$0.0001. The issued and outstanding number of ordinary shares is 100,000.

In November 2023, the shareholders of the Company and the Board of Directors of the Company approved a subdivision of each of the issued and unissued shares with a par value of US$0.0001 each into 100 shares with a par value of US$0.000001 each (the "Share Subdivision"), such that immediately following the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 50,000,000,000 ordinary shares of par value US$0.000001 each, and the issued and outstanding number of ordinary shares became 10,000,000. Upon completion of the Share Subdivision, 1,000,000,000 authorized but unissued ordinary shares with a par value of US$0.000001 each were re-designated and re-classified as 1,000,000,000 preference shares with a par value of US$0.000001 each (the "Re-designation"), such that immediately following the Re-designation, the authorized share capital of the Company became US$50,000 divided into (i) 49,000,000,000 ordinary shares of a par value of US$0.000001 each and (ii) 1,000,000,000 preference shares of a par value of US$0.000001 each.

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

On April 2, 2025, the Company completed its IPO of 1,400,000 ordinary shares of a par value of $0.000001 each at a price of $4.00 per share on the Nasdaq Capital Market. The proceeds of $1 representing the par value, were credited to the Company’s ordinary shares. The remaining proceeds of $3,706,120 after deducting underwriting discounts and offering expenses were credited to the additional paid in capital. Following the IPO, the issued and outstanding number of ordinary shares became 6,900,000.

Additional paid-in capital

The Company has 5,500,000 ordinary shares issued and outstanding before the IPO with additional paid-in capital amounting to $2,860,566. For the fiscal year ended September 30, 2025, the Company closed its IPO and net proceed from offering, deducted by the underwriting discounts and offering expenses, and the par value at US$0.000001 each of 1,400,000 ordinary shares issued for US$1, with the amount of $3,706,120 was credited to additional paid-in capital.

IPO Representative’s Warrants

Pursuant to the Underwriting Agreement of the Company’s IPO, the Company issued to the Representative and its designee warrants (the “IPO Representative’s Warrants”) to purchase 70,000 ordinary shares. The IPO Representative’s Warrants are exercisable at a per share exercise price of $4.00 equal to IPO price and are exercisable at any time and from time to time, in whole or in part, during the period commencing on April 2, 2025 and terminating on March 31, 2030. Neither the IPO Representative’s Warrants nor any of the shares issued upon exercise of the IPO Representative’s Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days following April 2, 2025.

Management determined that these warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to their own shares and meet the requirements for equity classification. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ equity. The fair value of these warrants was $111,979, which was considered a direct cost of IPO and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $4.00, risk free rate of 3.95%, expected term of five years; exercise price of the warrants of $4.00, volatility of 311.23%; and expected future dividends of nil.

As of September 30, 2025, 70,000 warrants in connection with IPO funding was outstanding, with an exercise price of $4.00 and remaining life of 4.5 years.

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

Shanyou PRC Subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, Shanyou PRC Subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Shanyou PRC Subsidiaries may allocate a portion of their respective after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. As of September 30, 2025 and 2024, the Company collectively attributed $186,225 and $186,225 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Shanyou PRC Subsidiaries are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Shanyou PRC Subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of September 30, 2025 and 2024, amounts restricted are the paid-in-capital of Shanyou PRC Subsidiaries, which amounted to $2,121,581 and $2,121,581, respectively.

Note 13 – Leases

Lease commitments

The Company has entered into three non-cancellable operating lease agreements for office space with related parties, with expiring date on July 31, 2026, April 19, 2028 and March 31, 2028, respectively. The Company accounts for the office leases in accordance with ASC 842. These office leases were classified as operating at inception of the leases. Operating leases result in recognition of right-of-use assets and lease liabilities on the balance sheet. Right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms of the adoption date of October 1, 2020 or commencement date, whichever is earlier. The leases did not provide an explicit or implicit rate of return, the Company determined incremental borrowing rate based on the local banks in PRC at the commencement date in determining the present value of lease payments on the individual lease basis. The incremental borrowing rate for a lease was the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term. The lease does not contain any residual value guarantees or material restrictive covenants. Lease expense for the lease is recognized on the straight-line basis over the lease term.

Operating lease expenses consist of the following:

	For the Fiscal Years ended September 30,
	2025	2024	2023

Operating lease cost	$94,908	$39,310	$38,450

Other information about the Company’s leases is as follows:

	For the Fiscal Years ended September 30,
	2025	2024	2023

Weighted-average remaining term in years
Operating leases	2.36	2.06	3.02
Weighted-average discount rate
Operating leases	10.80%	10.80%	10.80%
Operating cash flow used in operating lease	43,259	43,307	42,533
Right-of-use assets obtained in exchange for new operating lease liabilities	$289,567	$—	$13,365

 The following table sets forth the Company’s minimum lease payments in future periods as of September 30, 2025:

Twelve months ending September 30,	Lease payment

2026	$202,830
2027	116,116
2028	58,058
2029	—
Thereafter	—
Total lease payments	377,004
Less: discount	33,092
Present value of lease liabilities	$343,912

As of September 30, 2025, the Company’s minimum short term lease payments due within one year amounted to $202,830. No short-term lease costs were incurred for the fiscal years ended September 30, 2025, 2024 and 2023.

Note 14 – Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Bank guarantees

In the normal course of business, the Company provides bank guarantees to its customers, primarily in connection with its sales of products contracts, to secure the performance of its contractual obligations. These guarantees are typically issued by financial institutions on behalf of the Company in favor of the customers. The bank guarantees are generally on-demand guarantees, which permit the beneficiaries to demand payment upon presentation of a complying claim.

As of September 30, 2025, the Company had outstanding bank guarantees with an aggregate face value of $524,554, with expiration dates ranging from October 2025 to March 2027. While the issuance of these guarantees does not result in a direct cash outflow, certain of the bank guarantees are supported by restricted cash with the issuing banks. As of September 30, 2025, restricted cash related to these guarantees amounted to $198,413 and is included in the restricted cash on the consolidated balance sheets.

As of September 30, 2024, the Company had outstanding bank guarantees with an aggregate face value of $348,125, with expiration dates ranging from October 2024 to May 2026. While the issuance of these guarantees does not result in a direct cash outflow, certain of the bank guarantees are supported by restricted cash with the issuing banks. As of September 30, 2024, restricted cash related to these guarantees amounted to $348,399 and is included in the restricted cash on the consolidated balance sheets.

The Company does not expect that any material payments will be required under these guarantees, and no liabilities have been recognized in the accompanying consolidated financial statements related to these guarantees as of September 30, 2025.

The maximum potential amount of future payments under these guarantees is equal to the face value of the guarantees outstanding.

Note 15 – Segment information

The Company follows ASC 280, Segment Reporting, which requires companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company primarily engaged in three business lines: HVAC system installation and servicing projects, air conditioner sales, and other customized services. The Company’s chief operating decision-maker (“CODM”), Ms. Ke Chen, review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Based on qualitative and quantitative criteria established by ASC 280, the Company considers itself to be operating within one reportable segment.

The CODM’s resource allocation decisions typically affect the overall business rather than any individual business line. As a result, the Company does not allocate shared operating expenses to specific business lines for management reporting, and decisions are made based on consolidated financial results. This is supported by the fact that the Company’s financial systems are not designed to budget, track transactions, or allocate shared costs for reporting operating margins at the business line level or any other detailed level. The Company believes that presenting financial information as a single operating segment aligns with how management organizes and makes decisions about the business.

As all of the Company’s revenues are derived solely from the PRC and all of the Company’s long-lived assets are located in the PRC, no geographical information is presented.

Disaggregated information of revenues, cost of revenues and gross profit by business lines are as follows:

	For the Fiscal Years ended September 30,
	2025	2024	2023

Revenue - projects	$12,339,392	$7,467,346	$8,792,782
Revenue - products	811,812	7,748,444	6,150,640
Revenue - services	246,589	308,469	365,943
Total revenues	$13,397,793	$15,524,259	$15,309,365

	For the Fiscal Years ended September 30,
	2025	2024	2023

Cost of revenue – projects	$11,339,101	$5,697,177	$6,639,072
Cost of revenue – products	669,855	6,659,702	5,245,587
Cost of revenue – services	215,895	283,105	337,003
Total cost of revenues	$12,224,851	$12,639,984	$12,221,662

	For the Fiscal Years ended September 30,
	2025	2024	2023

Gross profit - projects	$1,000,291	$1,770,169	$2,153,710
Gross profit - products	141,957	1,088,742	905,053
Gross profit - services	30,694	25,364	28,940
Total gross profit	$1,172,942	$2,884,275	$3,087,703

Revenue by recognition method are as follows:

	For the Fiscal Years ended September 30,
	2025	2024	2023

Revenue recognized over time	$12,339,392	$7,467,346	$8,792,782
Revenue recognized at a point in time	1,058,401	8,056,913	6,516,583
Total revenues	$13,397,793	$15,524,259	$15,309,365

Note 16 – Subsequent events

On November 4, 2025, the Company entered into a Placement Agency Agreement with the Placement Agents, pursuant to which the Placement Agents agreed to act as placement agents in connection with the Company’s registered direct offering (the “Offering”) of 1,720,688 units (the “Units”), each consisting of (i) one ordinary share of the Company, par value $0.000001 per share, and (ii) one accompanying warrant (the “2025 Investors Warrants”) to purchase one ordinary share. The Company also agreed to issue to the Placement Agents warrants to purchase the ordinary shares equal to 5% of the ordinary shares sold and issued in the Offering (the “2025 Placement Agent Warrants”). The Company and Placement Agents agreed that the Units shall be sold and issued to the purchasers in the Offering pursuant to the Placement Agency Agreement.

On November 6, 2025, the Company closed the Offering at an offering price of $2.00 per Unit with gross proceeds of $3,441,376. The proceeds of $1.72 representing the par value, were credited to the Company’s ordinary shares. The remaining proceeds of $3,441,374 before deducting Placement Agents’ fees and offering expenses were credited to the additional paid in capital.

On November 6, 2025, the Company issued 2025 Investors Warrants to certain investors for the purchase of an aggregate number of 1,720,688 ordinary shares with the exercise price of $2.00 per ordinary share, subject to certain adjustments. As of the date of this report, no 2025 Investors Warrant were exercised.

On November 6, 2025, the Company issued 2025 Placement Agent Warrants for the purchase of an aggregate number of 86,034 ordinary shares with the exercise price of $2.50 per ordinary share, subject to certain adjustments. As of the date of this report, no 2025 Placement Agent Warrant were exercised.

On November 7, 2025, the Company agreed the adjustment of the exercise price of the 2025 Investor Warrants from $2.00 per share to $0.75 per share, which adjustment took effect on the same date.

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2025, through the date the consolidated financial statements were available to issue, and concluded that in addition to the event detailed elsewhere in this report, no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

Note 17 – Condensed financial information of the parent company

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2025 and 2024.

PARENT COMPANY BALANCE SHEETS

	September 30, 2025	September 30, 2024
ASSETS
OTHER ASSETS
Investment in subsidiaries	$2,084,662	$3,609,253
Restricted cash - non-current	300,000	—
Due from subsidiaries	3,974,656	—
Prepayment	116,250	—
Deferred offering costs	52,960	843,099
Total assets	6,528,528	4,452,352

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Other payables	712,311	7,889
Due to a shareholder	1,056,062	60,000
Total liabilities	1,768,373	67,889

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.000001 par value, 49,000,000,000 shares authorized, 6,900,000 and 5,500,000 shares issued and outstanding as of September 30, 2025 and 2024, respectively*	7	6
Preference shares, $0.000001 par value, 1,000,000,000 shares authorized, no shares issued and outstanding as of September 30, 2025 and 2024, respectively*	—	—
Additional paid-in capital	6,566,686	2,860,566
Statutory reserves	186,225	186,225
Accumulative (deficits) profits	(1,768,370)	1,519,737
Accumulated other comprehensive loss	(224,393)	(182,071)
Total shareholders’ equity	4,760,155	4,384,463

Total liabilities and shareholders’ equity	$6,528,528	$4,452,352

* Shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1) and the Share Subdivision, Re-designation and the share surrender effected on November 3, 2023 (Note 12).

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Fiscal Years Ended September 30,
	2025	2024	2023
OTHER (EXPENSE) INCOME
Equity (loss) income of subsidiaries	$(1,482,269)	$1,112,740	$1,509,332
General and administrative expenses	(1,805,838)	—	—
Expensed deferred IPO costs	—	(150,000)	—
Total other (expense) income, net	(3,288,107)	962,740	1,509,332

NET (LOSS) INCOME	(3,288,107)	962,740	1,509,332
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(42,322)	119,645	(73,751)
COMPREHENSIVE (LOSS) INCOME	$(3,330,429)	$1,082,385	$1,435,581

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended September 30,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(3,288,107)	$962,740	$1,509,332
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Expensed deferred IPO costs	—	150,000	—
Equity loss (income) of subsidiaries	1,482,269	(1,112,740)	(1,509,332)
Changes in operating assets and liabilities:
Other receivables	(116,250)	—	—
Other payables	704,422	—	—
Net cash used in operating activities	(1,217,666)	—	—

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans to subsidiaries	(3,974,656)	—	—
Net cash used in investing activities	(3,974,656)	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for deferred offering costs	(1,103,741)	—	—
Gross proceeds from issuance of ordinary shares in the IPO	5,600,000	—	—
Proceeds received from shareholder loans	996,063	—	—
Net cash provided in financing activities	5,492,322	—	—

CHANGES IN CASH	300,000	—	—

CASH AND RESTRICTED CASH, beginning of year	—	—	—

CASH AND RESTRICTED CASH, end of year	$300,000	$—	$—